

SHINHAN LIFE INSURANCE CO., LTD.

Consolidated Financial Statements

December 31, 2022 and 2021

(With Independent Auditor's Report Thereon)

Contents



Independent Auditor's Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Life Insurance Co., Ltd. and its subsidiaries (collectively referred to as the "Group"), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

· Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

· Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

· Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

· Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

· Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

· Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea

March 6, 2023

This report is effective as of March 6, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Financial Position
As of December 31, 2022 and 2021

(In millions of won)	Note	2022	2021
Assets			
Cash and due from banks at amortized cost	4,7,8,10,50, 53		
Cash and cash equivalents	₩	390,999	1,074,874
Due from banks at amortized cost		721,578	667,737
Financial assets at fair value through profit or loss	4,7,8,11	6,662,617	6,653,817
Securities at fair value through other comprehensive income	4,7,8,12,24, 50	10,946,361	14,282,949
Securities at amortized cost	4,7,8,13,24	27,744,212	26,806,395
Investments in associates	14	41,043	4,379
Loans and receivables at amortized cost	4,7,8,15,50		
Loans		8,612,410	8,611,406
Receivables		1,123,309	1,025,259
Right-of-use assets	16,50	116,466	131,216
Property and equipment, net	17,50	88,954	100,465
Intangible assets	18,50	292,687	233,093
Deferred acquisition costs	21	987,262	1,037,780
Derivative assets	4,7,8,22,50	95,100	6,101
Current tax assets	48	115,727	47,508
Deferred tax assets	48	133,644	-
Investment property	20,24	14,610	14,822
Net defined benefit assets	31	44,907	32,751
Other assets	23	373,072	114,988
Separate account assets	52	8,248,962	9,690,015
Total assets	₩	66,753,920	70,535,555

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Financial Position (Continued)
As of December 31, 2022 and 2021

(In millions of won)	Note		2022	2021
Liabilities				
Liabilities under insurance contracts	25	₩	53,369,918	53,378,791
Policyholders' equity adjustments	27		(1,616)	3,452
Derivative liabilities	4,7,8,22,50		316,404	141,651
Borrowings	4,7,8,28		11,271	1,855
Debentures	4,7,8,29		643,451	614,645
Other financial liabilities	4,7,8,30.35,50		425,429	367,207
Lease liabilities	4,7,8,16,50		118,702	131,587
Net defined benefit liabilities	31		107	9
Provisions	32		85,892	95,099
Current tax payable	48		-	52
Deferred tax liabilities	48		6,335	466,101
Other liabilities	33		128,096	158,768
Separate account liabilities	52		8,167,178	10,023,775
Total liabilities			63,271,167	65,382,992
Equity				
Capital stock	34		578,274	578,274
Hybrid bonds	34		299,452	299,452
Capital surplus	34		820,012	2,233,514
Capital adjustments	34		1,464	1,458
Accumulated other comprehensive income(loss)	34		(2,078,766)	43,802
Retained earnings	34		3,862,317	1,996,063
Total equity			3,482,753	5,152,563
Total liabilities and equity		₩	66,753,920	70,535,555

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2022 and 2021

(In millions of won)	Note		2022	2021
Premium income	36	₩	6,229,197	4,896,083
Reinsurance income	38		179,797	87,889
Interest income	41,50		1,685,524	1,236,525
Financial assets at fair value through profit or loss			41,941	33,255
Financial assets at fair value through other comprehensive income and at amortized cost			1,643,583	1,203,270
Gains on financial assets at fair value through profit or loss	11,50		425,056	303,588
Gains on financial assets at fair value through profit or loss (overlay approach)	11		(40,838)	(88,549)
Gains on disposal of securities at fair value through other comprehensive income	12		72,748	37,744
Reversal of provision for credit loss allowance	42		2,938	690
Gains on foreign currency transaction	43		222,822	268,089
Fees and commission income	44,50		9,040	6,924
Dividend income	45		7,503	7,146
Separate account commission received			223,240	157,313
Separate account revenue	52		107,393	72,927
Gains on derivative transactions	22,50		113,154	22,195
Other income	46		175,090	71,005
Operating income			9,412,664	7,079,569
Provision for insurance contract liabilities	25,38		(257,402)	786,982
Claims and surrenders	37		6,465,225	4,213,328
Reinsurance expenses	38		444,223	101,864
Insurance operating expenses	39,50		810,908	733,339
Amortization of deferred acquisition costs	21		454,506	398,080
Investment administrative expenses	40,50		39,238	30,546
Interest expenses	41		37,185	31,587
Losses on financial assets at fair value through profit or loss	11		404,669	122,878
Losses on financial assets at fair value through profit or loss (overlay approach)	11		(355,880)	(108,259)
Losses on disposal of securities measured at fair value through other comprehensive income	12		22,692	5,182
Losses on redemption of securities at amortized cost	13		5	9
Provision for credit loss allowance	42		19,879	21,563
Losses on foreign currency transaction	43		106,925	53,122
Amortization of intangible assets	18		56,011	30,258
Separate account commission paid			72,547	13,593
Separate account expenses	52		107,393	72,927
Losses on derivative transactions	22,50		204,745	228,210
Other expenses	46		163,996	76,668
Operating expenses		₩	8,796,865	6,811,877

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022	2021
Operating profit	₩	615,799	267,692
Non-operating income	47	8,373	8,869
Non-operating expenses	47	25,936	37,373
Profit before income taxes		598,236	239,188
Income tax expense	48	134,643	64,377
Profit for the year		463,593	174,811
Other comprehensive income (loss) for the year, net of income tax	12,14,22, 34,52		
Items that may be subsequently reclassified to profit or loss:			
Losses on financial assets at fair value through profit or loss (overlay approach)		(218,479)	(11,782)
Losses on valuation of securities at fair value through other comprehensive income		(1,707,176)	(294,165)
Equity in other comprehensive income (loss) of associates		3	(4)
Foreign currency translation adjustments for foreign operations		2,884	4,899
Gains (losses) on valuation of derivatives intended for cash flow hedges		(98,782)	2,487
Other comprehensive loss of separate account		(113,207)	(39,559)
		(2,134,757)	(338,124)
Items that will not be reclassified to profit or loss:			
Losses on valuation of securities at fair value through other comprehensive income		(3,319)	(1,958)
Equity in other comprehensive income loss of associates		(5)	(2)
Remeasurements of the defined benefit liability		15,472	3,112
		12,148	1,152
Total other comprehensive loss, net of income tax		(2,122,609)	(336,972)
Total comprehensive loss for the year	₩	(1,659,016)	(162,161)
Profit attributable to:			
Equity holders of Shinhan Life Insurance Co., Ltd.		463,593	174,811
	₩	463,593	174,811
Total comprehensive loss attributable to:			
Equity holders of Shinhan Life Insurance Co., Ltd.		(1,659,016)	(162,161)
	₩	(1,659,016)	(162,161)
Earnings per share:	51		
Basic and diluted earnings per share in won			
	₩	3,915	2,099

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.						
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2021	₩	200,000	299,452	19	1,695	162,226	1,882,052	2,545,444
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	174,811	174,811
Other comprehensive income, net of income tax:								
Losses on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(11,782)	-	(11,782)
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(296,123)	-	(296,123)
Equity in other comprehensive losses of associates		-	-	-	-	(6)	-	(6)
Foreign currency translation adjustments for foreign operations		-	-	-	-	4,899	-	4,899
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	2,487	-	2,487
Other comprehensive loss of separate account		-	-	-	-	(39,559)	-	(39,559)
Remeasurement of defined benefit plans		-	-	-	-	3,112	-	3,112
Total other comprehensive income		-	-	-	-	(336,972)	-	(336,972)
Total comprehensive income		-	-	-	-	(336,972)	174,811	(162,161)
Other changes in equity								
Dividends		-	-	-	-	-	(50,000)	(50,000)
Share-based payment		-	-	-	(237)	-	-	(237)
Interest payment on hybrid bonds		-	-	-	-	-	(10,800)	(10,800)
Other changes due to merger and acquisition		378,274	-	2,233,495	-	218,548	-	2,830,317
Balance at December 31, 2021	₩	578,274	299,452	2,233,514	1,458	43,802	1,996,063	5,152,563

SHINHAN LIFE INSURANCE CO., LTD.

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2022 and 2021

(In millions of won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.						
		Capital stock	**Hybrid bonds**	**Capital surplus**	**Capital adjustments**	**Accumulated other comprehensive income (loss)**	**Retained earnings**	**Total**
Balance at January 1, 2022	₩	578,274	299,452	2,233,514	1,458	43,802	1,996,063	5,152,563
Total comprehensive income for the year:								
Profit for the year		-	-	-	-	-	463,593	463,593
Other comprehensive income, net of income tax:								
Losses on financial assets at fair value through profit or loss (overlay approach)		-	-	-	-	(218,479)	-	(218,479)
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(1,710,495)	-	(1,710,495)
Equity in other comprehensive losses of associates		-	-	-	-	(2)	-	(2)
Foreign currency translation adjustments for foreign operations		-	-	-	-	2,884	-	2,884
Losses on valuation of derivatives intended for cash flow hedges		-	-	-	-	(98,782)	-	(98,782)
Other comprehensive losses of separate account		-	-	-	-	(113,207)	-	(113,207)
Remeasurement of defined benefit plans		-	-	-	-	15,472	-	15,472
Total other comprehensive income		-	-	-	-	(2,122,609)	-	(2,122,609)
Total comprehensive income		-	-	-	-	(2,122,609)	463,593	(1,659,016)
Other changes in equity								
Share-based payment		-	-	-	6	-	-	6
Interest payment on hybrid bonds		-	-	-	-	-	(10,800)	(10,800)
Reduction of capital surplus, increase of retained earnings		-	-	(1,413,502)	-	-	1,413,502	-
Reclassification of other comprehensive income to retained earnings		-	-	-	-	41	(41)	-
Balance at December 31, 2022	₩	578,274	299,452	820,012	1,464	(2,078,766)	3,862,317	3,482,753

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2022 and 2021

(In millions of won)		2022	2021
Cash flows from operating activities			
Profit before income taxes	₩	598,236	239,188
Adjustments for:			
Interest income		(1,685,524)	(1,236,525)
Interest expense		37,185	31,587
Dividend income		(7,503)	(7,146)
		(1,655,842)	(1,212,084)
Gain or losses with no cash inflows or outflows:			
Amortization of deferred acquisition costs		454,506	398,080
Gain on financial assets at fair value through profit or loss		(165,513)	(132,902)
Gain on financial assets at fair value through profit or loss (overlay approach)		40,838	88,549
Loss on financial assets at fair value through profit or loss		377,861	120,221
Loss on financial assets at fair value through profit or loss (overlay approach)		(355,880)	(108,259)
Gain on disposal of securities at fair value through other comprehensive income		(72,748)	(37,744)
Loss on disposal of securities at fair value through other comprehensive income		22,692	5,182
Loss on redemption of securities at amortized cost		5	9
Provision for credit loss allowance		16,941	20,873
Gain on derivative transactions		(15,053)	(6,472)
Loss on derivative transactions		110,085	96,564
Gain on valuation of derivatives		(92,055)	(11,369)
Loss on valuation of derivatives		89,262	127,878
Gain on foreign currency translation		(171,829)	(214,768)
Loss on foreign currency translation		88,251	42,447
Gain on foreign currency transaction		(4,022)	(29,669)
(Reversal of) Provision for insurance contract liabilities		(257,402)	786,982
Amortization of right-of-use assets		43,423	26,640
Depreciation		20,836	15,730
Amortization of intangible assets		56,228	30,258
Employee costs		17,788	11,105
Rental income		(25)	(18)
Losses (gains) on provisions		(1,770)	22,084
Other operating income		(108)	(22)
Other operating expense		308	(1,377)
Other non-operating income		(5,695)	(2,786)
Other non-operating expense		3,970	10,506
		200,894	1,257,722
Changes in assets and liabilities:			
Due from banks at amortized cost		(51,309)	(21,843)
Financial assets at fair value through profit or loss		(195,676)	(195,231)
Loans at amortized cost		(5,920)	347,321
Receivables at amortized cost		(107,482)	(63,535)
Deferred acquisition costs		(403,988)	(307,160)
Other assets		(9,536)	(60,174)
Separate account assets		1,327,847	67,488
Liabilities for defined benefit obligations		(6,898)	(30,340)
Provisions		(9,661)	(2,649)
Derivative liabilities		(13,107)	(2,403)

SHINHAN LIFE INSURANCE CO., LTD.
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2022 and 2021

(In millions of won)		**2022**	**2021**
Other financial liabilities	₩	72,739	(68,585)
Other liabilities		(30,684)	44,266
Separate account liabilities		(1,856,598)	(534,433)
Income taxes paid		(71,970)	(76,804)
Interest received		1,314,417	992,354
Interest paid		(34,187)	(31,591)
Dividends received		7,507	4,577
Net cash inflow (outflow) from operating activities		(931,218)	346,084
Cash flows from investing activities			
Proceeds from disposal of financial assets at fair value through profit or loss		941,490	795,039
Acquisition of financial assets at fair value through profit or loss		(913,092)	(844,407)
Proceeds from disposal of securities at fair value through other comprehensive income		3,123,021	1,885,260
Acquisition of securities at fair value through other comprehensive income		(2,005,639)	(810,690)
Decrease in securities at amortized cost		258,665	258,983
Acquisition of securities at amortized cost		(822,720)	(1,448,888)
Proceeds from disposal of investments in associates		2,456	-
Acquisition of investments in associates		(35,981)	(1,055)
Proceeds from settlement of hedging derivative financial instruments		12,585	54,679
Settlement of hedging derivative financial instruments		(139,690)	(51,978)
Proceeds from disposal of property and equipment		414	445
Acquisition of property and equipment		(12,484)	(30,467)
Proceeds from disposal of intangible assets		648	1,617
Acquisition of intangible assets		(129,524)	(98,917)
Decrease in receivables at amortized cost		31,219	13,108
Increase in receivables at amortized cost		(23,047)	(23,603)
Net cash flow from business combination		-	485,978
Net cash inflow from investing activities		288,321	185,104
Cash flows from financing activities			
Decrease in non-controlling interests		(782)	(1,237)
Increase in borrowings		10,000	-
Decrease in other financial liabilities		(289)	(539)
Increase in other financial liabilities		2	1,935
Decrease in lease liabilities		(40,471)	(25,870)
Dividends paid		-	(50,000)
Hybrid bond interests paid		(10,800)	(10,800)
Net cash outflow from financing activities		(42,340)	(86,511)
Net increase(decrease) in cash and cash equivalents		(685,237)	444,677
Changes in cash and cash equivalents due to foreign currency translation		1,362	1,490
Cash and cash equivalents at the beginning of year		1,074,874	628,707
Cash and cash equivalents at the end of year	₩	390,999	1,074,874

See accompanying notes to the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

1. Reporting entity

Shinhan Life Insurance Co., Ltd., the controlling company, and its subsidiaries included in the consolidation (collectively the "Group") are summarized as follows:

(a) Controlling company

Shinhan Life Insurance Co., Ltd., (the "Company" or the "Controlling Company") was established in January, 1990, which is located at 358 Samil-daero, Jung-gu, Seoul and operates the life insurance business. The Company operates through 217 domestic branches and 1 overseas branch, and Shinhan Financial Group owns 100% of the Company's stock. Meanwhile, the Company has merged with Orange Life Insurance Co., Ltd. on July 1, 2021 in accordance with the resolution of the general shareholders' meeting on December 23, 2020, and has changed its name to Shinhan Life Insurance Co., Ltd.

(b) Consolidated subsidiaries

Ownership of Shinhan Life Insurance Co., Ltd. and its major consolidated subsidiaries as of December 31, 2022 and 2021, are as follows:

Subsidiaries	Location	Closing Month	Industry	Ownership (%) 2022	Ownership (%) 2021
Shinhan Financial Plus Co., Ltd	Korea	December	Service	100.0	100.0
Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	Life Insurance	100.0	100.0
Shinhan CubeOn Co., Ltd.	Korea	〃	Service	100.0	100.0

(c) Consolidated structured entities

Consolidated structured entities as of December 31, 2022 and 2021, are as follows:

Structured entities	Location	Closing Month	Ownership (%) 2022	Ownership (%) 2021
Mirae Asset Maps Global Infra Private Special Asset Trust 2	Korea	December	95.89	95.91
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2	〃	〃	99.55	99.55
Shinhan AIM Credit Fund 3	〃	〃	99.90	99.90
Shinhan AIM Private fund of funds Trust 7-A	〃	〃	99.58	99.58
Shinhan AIM Private fund of funds Trust 6-B	〃	〃	99.80	99.80
Shinhan AIM Private fund of funds Trust 5	〃	〃	99.88	99.88
KB Global Private Real Estate Debt Fund 23(*)	〃	〃	99.40	-
KB Global Private Real Estate Debt Fund 21(*)	〃	〃	99.53	-

(*) Subsidiaries newly included as consolidated structured entities as of December 31, 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

2. Basis of preparation

(a) Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea("Korean IFRS"), as prescribed in *the Article 5(1)1 Act on External Audits of Corporations in the Republic of Korea.*

(b) Approval date for issuance of the consolidated financial statements

The consolidated financial statements of the company were authorized for issue by the Board of Directors on February 7, 2023, and the separate financial statements will be submitted for the final approval to the stockholder's meeting on March 22, 2023.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

- derivative financial instruments measured at fair value
- financial instruments at fair value through profit or loss measured at fair value
- financial instruments at fair value through other comprehensive income measured at fair value
- liabilities for cash-settled share-based payment arrangements measured at fair value
- liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(d) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective economic environment in which the Group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the Controlling Company's functional currency and the currency of the primary economic environment in which the Group operates.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

2. Basis of preparation (continued)

(e) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2022 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

i) Uncertainty in assumptions and estimates

Accounting estimates and assumptions that include significant risks that may incur significant adjustments to the carrying amounts of assets and liabilities accounted for as of the end of the reporting period are as follows and are disclosed in Notes 9.

- Fair value of financial instruments
- Provision for credit loss
- Impairment of financial and non-financial assets
- Liabilities for defined benefit obligations
- Liability adequacy test

ii) Fair value measurement

The accounting policies and disclosures of the Group require fair value measurement for a number of financial and non-financial assets and liabilities, and thus, the Group establishes the fair value assessment policies and procedures. These policies and procedures involve the operation of the valuation department, which is responsible for the review of all significant fair value measurements, including fair values, which are classified as level 3 in the fair value hierarchy, and the results are reported to the chief financial officer.

The valuation department regularly reviews significant inputs and adjustments that are not observable. If the fair value measurement uses third-party information, such as broker's price or valuation agency, the valuation department determines whether an assessment based on information obtained from third parties can conclude that the fair value hierarchy includes classifications by level and meets the requirements of the related Standard.

When measuring the fair value of an asset or a liability, the Group uses as much market observable inputs as possible. Fair value is classified within the fair value hierarchy based on inputs used in valuation techniques as follows:

- Level 1: Unadjusted quoted prices in active markets accessible to the same assets or liabilities at the measurement date
- Level 2: Observable inputs, directly or indirectly, on assets or liabilities other than Level 1 quoted prices
- Level 3: Unobservable inputs to assets or liabilities

If several inputs used to measure the fair value of an asset or liability are classified at different levels within the fair value hierarchy, the Group classifies all fair value measurements at the same level as the lowest level inputs in the fair value hierarchy, and a change in the fair value hierarchy is recognized at the end of the reporting period.

Detailed information on the assumptions used in fair value measurements is included in Note 7.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

2. **Basis of preparation (continued)**

(f) Standards and amendments adopted by the Group

The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements from the financial year starting January 1, 2022.

i) Korean IFRS 1103 'Business combination' amended – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to be recognized in a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 '*Provisions, Contingent Liabilities and Contingent Assets'*, and Korean IFRS 2121 '*Levies'.* The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.

ii) Korean IFRS 1016 'Property, and equipment ' amended – Proceeds before the intended use

The amendments require the entity to recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss, and prohibit an entity from deducting from the cost of an item of property, and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. The amendments do not have a significant impact on the consolidated financial statements.

iii) Korean IFRS 1037 'Provisions, Contingent Liabilities and Contingent Assets' amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the consolidated financial statements.

iv) Annual Improvements to Korean IFRSs 2018-2020 Cycle

For Annual Improvements to Korean IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments do not have a significant impact on the consolidated financial statements.

- Korean IFRS 1101 *'First-time Adoption of Korean IFRS'*-First-time adopter subsidiaries
- Korean IFRS 1109 *'Financial Instruments'* -10% test-related fee for financial liabilities removal
- Korean IFRS 1041 *'Agriculture'* - Fair value measurement

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2022, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of December 31, 2022 and 2021.

(a) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent's ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

iv) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

In a business combination, consideration transferred is measured at fair value at the acquisition date, and identifiable assets, liabilities and contingent liabilities acquired in the business combination are initially measured at fair value at the acquisition date. Other non-controlling interests are measured at fair value unless otherwise required by the Standard. Acquisition-related costs are recognized as current expenses when incurred.

The amount recognized as goodwill is calculated as the amount by which the acquisition cost, the amount of non-controlling interests in the acquiree, and the fair value of all previously held equity interest at the acquisition date exceeds the fair value of the acquiree's identifiable net assets. If the consideration, etc., is less than the fair value of the acquired subsidiary's net assets, the difference is recognized as profit or loss.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(b) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity's financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying value is increased or decreased to recognize the Group's share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying value of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(c) Revenue recognition criteria

The Group recognizes revenue by applying the below five-step model for revenue recognition.

① Identification of contract

② Identification of performance obligation

③ Calculation of transaction price

④ Allocation of transaction price to performance obligation

⑤ Recognition of revenue when performance obligation is fulfilled

i) Interest income and expenses

Interest income is recognized using the effective interest method as time passes. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period.

The effective interest rate is the interest rate at which the present value of future cash outflows and inflows, which are expected in the expected life of a financial instrument or, where appropriate, in the shorter period, exactly matches the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument and does not consider future credit losses. It also reflects fees, transaction costs and other premiums and discounts paid or received between the parties. In exceptional cases where the cash flows or expected lifespan of a financial instrument cannot be reliably estimated, the contractual cash flows over the entire contract period are used to calculate the effective interest rate. If a financial asset is subsequently impaired after its initial recognition, subsequent interest income is recognized using the original effective interest rate.

ii) Dividend income

Dividend income is recognized when the right to receive dividends is established.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(d) Foreign currency transactions

In preparing the consolidated financial statements, transactions in currencies other than the functional currency (foreign currency) are recorded by applying the exchange rate at the transaction date. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the closing rate at the end of the reporting period. Non-monetary foreign currency items measured at fair value are converted at the exchange rate on the day the fair value is determined, and non-monetary items measured at historical cost are converted at the exchange rate at the transaction date.

Both foreign exchange differences that occur at the time of settlement of monetary items and foreign exchange differences arising from conversion of monetary items are recognized in profit or loss. If the gain or loss arising from non-monetary items is recognized in other comprehensive income, the effect of the exchange rate fluctuation included in the gain or loss is recognized in other comprehensive income.

(e) Cash and cash equivalents

The Group classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, like in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(f) Non-derivative financial assets

A financial asset is measured initially at its fair value. For assets and liabilities that are not carried at Fair Value Through Profit or Loss ("FVTPL"), transaction costs that are directly attributable to the acquisition or issue of the financial assets or liabilities are deducted from fair value. Transaction costs of the financial assets at FVTPL are recognized in profit or loss as incurred.

i) Classification and subsequent measurement

At initial recognition, financial assets are classified into debt instruments measured at amortized cost, fair value through other comprehensive income, and equity instruments measured at fair value through other comprehensive income, fair value through profit or loss.

Financial assets are not reclassified after initial recognition unless the Group changes its business model for managing financial assets, and if changes, all affected financial assets are reclassified on the first day of the first reporting period after the change in the business model.

When a financial asset meets both of the following conditions and is not designated as at fair value through profit or loss, the asset is measured at amortized cost:

- Held under a business model whose objective is to collect contractual cash flows
- Cash flows that consist solely of interest payments on principal and principal balances at a specific date,
  depending on the terms of the financial asset's contract.

A debt instrument shall be measured at fair value through other comprehensive income unless it meets both of the following conditions and is not designated as fair value through profit or loss:

- Retaining financial assets under a business model that is aimed at both collecting contractual cash flows and selling financial assets
- Cash flows that are solely payments of interest on interest and principal balance on a specific date according to the terms of the contract

3. Significant accounting policies (continued)

(f) Non-derivative financial assets (continued)

i) Classification and subsequent measurement (continued)

Upon initial recognition of an equity instrument that is not held for trading, the Group may make an irreversible choice that results in other comprehensive income from subsequent changes in fair value of the financial instrument. These choices are made by financial instrument.

All financial instruments that are not carried at amortized cost or other comprehensive income or fair value are measured at fair value through profit or loss, including all derivative financial assets. If a financial asset that meets the requirements of measuring amortized cost or fair value through other comprehensive income is designated as measured at fair value through profit or loss, the financial asset may be designated as at initial recognition as at fair value through profit or loss if the accounting mismatch is eliminated or significantly reduced. However, this designation cannot be cancelled.

The following accounting policy applies to subsequent measurement of financial assets.

Financial assets at fair value through profit or loss	These assets are subsequently measured at fair value. Net profit or loss, including interest and dividend income, is recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. Depreciated cost is reduced by impairment loss. Interest income, foreign currency translation gains and losses shall be recognized in profit or loss. The gain or loss on derecognition is also recognized in profit or loss.
Debt instruments at fair value through other comprehensive income	These assets are subsequently measured at fair value. Interest income, foreign currency translation gains and losses calculated using the effective interest method shall be recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income. The gain or loss accumulated in other comprehensive income upon derecognition shall be reclassified to profit or loss.
Equity instruments at fair value through other comprehensive income	These assets are subsequently measured at fair value. Dividends are recognized in profit or loss unless the dividends clearly represent a recovery of investment costs. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.

In accordance with Korean IFRS 1104, the Group has designated an overlay approach to financial assets related to insurance contracts. Under this approach, as the Group applies Korean IFRS 1109, the amount reported as profit or loss of financial assets measured at fair value through profit or loss is reclassified as the amount that would have been reported as profit or loss if Korean IFRS 1039 had been applied.

ii) Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Group does not have or transfer most of the risks and rewards of ownership of the financial asset, the entity shall remove the financial asset if it does not control the financial asset.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(f) Non-derivative financial assets (continued)

ii) Derecognition (continued)

If the Group transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset.

iii) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(g) Non-derivative financial liabilities

The Group categorizes financial liabilities into financial liabilities at fair value through profit or loss and other financial liabilities based on the substance of the contractual terms and the definition of financial liabilities.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or financial liabilities designated upon fair value through profit or loss upon initial recognition. Financial liabilities at fair value through profit or loss are initially measured at fair value, and changes therein are recognized in profit or loss. Transaction costs incurred in issuance at the date of initial recognition are recognized immediately in profit or loss.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities are initially measured at fair value, net of transaction costs directly attributable to issuance. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method, and interest expense is recognized using the effective interest method.

The Group derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

If the prepayment amount represents substantially interest on unpaid principal and residual principal and includes reasonable additional compensation for prepayment of the contract, the early repayment characteristics are consistent with the terms of payment of principal and interest at a particular date.

And, for financial assets acquired by significant discounts or premiums on contractual par value, the intermediate repayment amount substantially represents contractual par value and contract accrued interest amount (but not paid) (which in this case may include reasonable additional compensation for early liquidation of the contract), and If the prepayment feature is insignificant at the time of initial recognition of a financial asset, the Group determines that this condition is met.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(h) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, the valuation gains or losses resulting from the fair value changes of derivatives are recognized as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities, or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

i-1) Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated, or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

i-2) Cash flow hedge

When a derivative is designated as hedging instrument, the effective portion of changes in the fair value of the derivative is recognized as other comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately as profit or loss.

ii) Other derivative instruments

All derivatives, except those designated as hedging instruments and that are effective in hedging, are measured at fair value and the gain or loss on valuation resulting from changes in fair value is recognized in profit or loss.

(i) Impairment of financial assets

The Group recognizes provision for credit loss allowance on the following assets:

- Financial assets measured at amortized cost
- Debt instruments measured at fair value through other comprehensive income

The Group measures provision for credit loss allowance at the amount equal to the expected credit loss for the entire period, except for the following financial assets that are measured as 12-month expected credit losses.

- Debt securities whose credit is determined to be low risk at the end of the reporting period
- Other debt securities that have not significantly increased their credit risk (i.e. the risk of defaulting the financial asset over its expected life) since the initial recognition

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(i) Impairment of financial assets (continued)

When determining whether the credit risk of a financial asset has increased significantly since the initial recognition and when estimating expected credit losses, the Group considers information that is available, reasonable, and supportable without excessive cost or effort. This includes qualitative and quantitative information and analysis based on the Group's experience and known credit ratings, including forward-looking information.

The Group assumes that the credit risk of financial assets will increase significantly if the overdue days exceed 30 days.

The Group considers that a default on a financial asset has occurred if:

- the delinquent days of financial assets exceed 90 days
- the debtor is not likely to fulfill his credit obligations to the Group unless the Group engages in an appeal.
The longest period to consider when measuring expected credit loss is the longest contract period in which the Group is exposed to credit risk.

i) Measurement of expected credit loss

Expected credit loss is a probability weighted estimate of credit loss. Credit loss is measured as the present value of all cash deficits (i.e. the difference between all contractual cash flows to be received under a contract and all contractual cash flows that is expected to be received).

Expected credit loss is discounted at the effective interest rate of the financial asset.

ii) Financial assets with credits impaired

At the end of each reporting period, the Group assesses whether the assets of financial assets measured at amortized cost and other comprehensive income and fair value of debt securities measured at fair value are impaired. If one or more events that adversely affect the estimated future cash flows of a financial asset have occurred, the financial asset is impaired.

iii) Presentation of provision for credit loss allowance in the statement of financial position

Provision for credit loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the asset. For debt instruments measured at fair value through other comprehensive income, the provision for credit loss allowance is recognized in other comprehensive income instead of reducing the carrying amount of the asset.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(j) Impairment of non-financial assets

For all non-financial assets of the Group, except those assets that are recognized in accordance with the revenue from the contract with the customer and those assets that arise from the costs of entering into or implementing the contract, the assets arising from employee benefits, deferred tax assets, amortized contract costs, reinsurance assets and non-financial assets classified as held for sale, an entity assesses the recoverable amount of the asset at the end of each reporting period. However, intangible assets with indefinite useful lives and intangible assets that are not yet available for use are tested for impairment by comparing the recoverable amount with the carrying amount each year, regardless of any indication of asset impairment.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

At the end of each reporting period, the Group reviews whether there are any indications that any impairment losses recognized in prior periods for assets other than goodwill are no longer present or have been reduced, and only reverses the estimates used to determine recoverable amount since the date of recognition of the immediate impairment loss. The carrying amount increased by the reversal of the impairment loss shall not exceed the balance after amortization of the carrying amount before the impairment loss was recognized in the past.

(k) Leases

At the date of inception in the lease agreement, the Group determines whether the contract is a lease or includes a lease component. A contract is a lease or includes a lease component when it conveys the right to control the use of an identified asset for a period of time in exchange for the consideration. To determine whether a contract conveys the right to control the use of an identified asset, the Group follows the definition of a lease as defined by Korean IFRS 1116.

i) Accounting treatment as the lessee

The Group evaluates whether the contract is a lease or if the contract includes leases on the contract date. The Group recognizes the right-of-use assets and corresponding lease liabilities in relation to all lease agreements except for short-term leases (less than 12 months of lease term) and low-value asset leases if the user is a lessee. The Group recognizes lease payments related to short-term leases and low-value underlying asset leases as expenses on a straight-line basis over the lease term, unless other systematic criteria better represent the form of the lessee's benefits.

Lease liabilities are initially measured at the present value of lease payments that are not paid at the date of lease commencement, discounted at the implicit interest rate of the lease. If the implicit interest rate of the lease cannot be easily calculated, the lease's incremental borrowing rate is used.

3. Significant accounting policies (continued)

(k) Leases (continued)

Lease payments included in the measurement of lease liabilities consist of the following amounts:

- Fixed payments (including in substance fixed payments, less any less incentive receivables)
- Variable lease payments depending on the index or rate
- Amounts expected to be paid by the lessee under the residual value guarantee
- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option
- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The Group discloses lease liabilities separately from other liabilities in the statement of financial position. Lease liabilities are subsequently measured by increasing the carrying amount (using the effective interest rate method) to reflect the interest on the lease liabilities, and reducing the carrying amount to reflect the lease payments paid.

The Group remeasures lease liabilities and makes appropriate adjustments to related right-of-use assets in the following cases:

- When the lease period changes, or a change in circumstances or a significant event occurs that results in a change in the valuation of the extension option. In this case, the lease liability is measured again by discounting the revised lease payment at a revised discount rate.
- When the lease payment changes due to changes in the index or rate (interest rate) or the amount expected to be paid according to the residual value guarantee. In this case, the lease liability is measured again by discounting the revised lease payment at an unchanged discount rate. However, if the lease payment has changed due to the change in the variable interest rate, a modified discount rate is used to reflect the change in the interest rate.
- When the lease contract is changed and is not accounted for as a separate lease. In this case, the lease liability is measured again by discounting the revised lease payment to the revised discount rate as of the effective date of the lease change, based on the lease period of the changed lease.

Right-of-use assets consist of the initial measurement of the lease liability and the lease payments paid before or after the lease commencement (the lease incentive received is deducted) and initial direct costs of the lease assumed by the lessee. Right-of-use assets are subsequently measured by subtracting the accumulated depreciation from the cost and the accumulated impairment loss.

Estimates of any costs to be incurred by the Group in dismantling and removing the underlying asset, or restoring the site on which it is located, or restoring the underlying asset itself are recognized and measured in accordance with Korean IFRS 1037. If such costs are not incurred to produce inventories, the costs are recognized as part of the cost of the right-of-use asset if the cost is related to it.

If the ownership of the underlying asset is transferred to the lessee before the end of the lease term, or if the cost of the right-of-use asset reflects that the lessee will exercise the purchase option, the lessee depreciates the underlying asset from the inception of the lease to the end of its useful life. In other cases, the lessee depreciates the right-of-use asset from the commencement date of the lease to the early end of the useful life of the right-of-use asset and the end of the lease term.

The Group discloses assets separately from other assets in the statement of financial position.

The Group applies Korean IFRS 1036 to determine if a right-of-use an asset is impaired, and accounting for the impairment loss identified is described in the accounting policy for 'Impairment of non-financial assets' (see Note 3.(j)).

3. Significant accounting policies (continued)

(k) Leases (continued)

The Group does not include variable lease payments (except for variable lease payments that vary depending on the index or rate (interest rate)) in the measurement of right-of-use assets and lease liabilities, and the lease payments are recognized in profit or loss during the period in which the event or condition that triggers the variable lease occurs.

As a practical expedient, the lessee can choose by type of underlying asset to account for each lease element and the associated non-lease element as a single lease element without separating it from the lease component, and the Group does not use this practical expedient. In a contract that includes one lease element and one or more additional lease elements or non-leases, the lessee allocates the contract price to each lease element based on the relative individual price of the lease element and the total individual price of the non-lease component.

The Group determines the lease term within the non-cancelable period of the lease, including the period for which the lessee is reasonably certain of exercising renewal option and the periods for which the lessee is reasonably certain it will not exercise the termination option. The Group determines the non-cancelable period of the lease considering the significance of economic disadvantages when terminating a contract when the lessee and the lessor each have the right to terminate the lease without permission from the other party.

ii) Accounting treatment as the lessor

The Group classifies each lease as an operating lease or finance lease. Leases that transfer most of the risks and rewards of ownership of the underlying asset are classified as finance leases and those that do not transfer most of the risks and rewards of ownership of the underlying asset are classified as operating leases.

Where the Group is an intermediate lease provider, the Group accounts for the upper lease and the former lease as two separate contracts. The Group classifies the entire lease as a finance lease or operating lease depending on the right-of-use assets generated from the upper lease rather than the underlying asset.

The Group recognizes operating lease fees as revenue on a straight-line method or other systematic basis. If another systematic basis better represents the form of decrease in the efficiency of underlying assets due to its usage, the Group shall recognize lease using that method.

The Group recognizes initial direct costs the lease incurred in the process of entering an operating lease in addition to the carrying amount of the underlying asset and as an expense over the lease term on the same basis as the lease payments.

If the contract includes lease and non-lease components, the Group applies Korean IFRS 1115 to allocate the consideration to each component.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(l) Property, and equipment

Property, and equipment is initially measured and recognized at cost, and the cost of property, and equipment includes costs directly related to the location and condition required to operate the asset in the manner intended by management, and costs estimated to be incurred to dismantle, remove, or restore the site. However, some land and buildings of property, and equipment are measured at fair value at the date of transition by applying Korean IFRS 1101 'First-time Adoption of International Financial Reporting Standards'.

After the initial recognition, property, and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. The cost incurred in substituting some of the property, and equipment is likely to flow into the Group from future economic benefits from the asset, and, when the cost can be measured reliably, it is included in the carrying amount of the asset or recognized as a separate asset where appropriate. The carrying amount of the replaced part is derecognized. Costs incurred in other ordinary repairs or maintenance are recognized in profit or loss as incurred.

Land, among other property, and equipment is not depreciated, and other property, and equipment are the expected form of consumption of future economic benefits inherent in the asset over its useful life, as set forth below, in the amount of the asset's acquisition cost less its residual value. Amortized using the straight-line method that best reflects.

The estimated useful life for the years ended December 31, 2022 and 2021, are as follows:

Classification	Expected useful life
Building	50 years
Structure	20 years
Rental property	5 years or rental period
Vehicle	5 years
Tools	5 years

At the end of each reporting period, the Group reviews the residual value, useful life, and depreciation method of the asset and treats it as a change in accounting estimate if it is appropriate to change it.

(m) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Classification	Expected useful life
Development cost	5 years
Software	5 years
License	10 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

3. Significant accounting policies (continued)

(n) Investment properties

Property held for the purpose of obtaining rental income, market profit or both is classified as investment property. Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are likely to result in an inflow of future economic benefits from an asset and are included in the carrying amount of the asset or, where appropriate, recognized as separate assets, and the carrying amount of the replaced part of the subsequent expenditure is removed. On the other hand, the costs incurred in relation to routine repairs and maintenance are recognized in profit or loss when incurred.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using straight-line method over their useful lives of 50 years.

The depreciation method, residual value and useful life of the investment property is reviewed at the end of each reporting period and is accounted for as changes in accounting estimates if it is reasonable to change.

(o) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(p) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Retirement benefits

ii-1) Defined contribution plans

When a service is provided by an employee for a certain period in relation to the defined contribution plan, the contribution to be paid in the defined contribution plan in exchange for the service is recognized in profit or loss, except when included in the cost of the asset. Contributions to be paid are recognized as a liability (unpaid expenses) after deducting contributions. If the contributions already paid out exceed the contributions due for service provided prior to the end of the reporting period, the amount of future payments or cash refunds due to the excess contributions is recognized as assets (prepaid expenses).

ii-2) Defined benefit plans

For the year ended December 31, 2022, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.

The defined benefit liability is calculated by an independent actuary every year. If the net amount calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligation is an asset, the asset is recognized up to the limit of the present value of the economic benefits available in such a way as to receive a refund from the plan or to reduce future contributions to the plan.

The remeasurement component of the net defined benefit liability consists of changes in the asset ceiling effect excluding actuarial gains and losses, revenues from plan assets, and amounts included in the net interest of the net defined benefit liability, and is immediately recognized in other comprehensive income. The Group determines the net interest of the net defined benefit liability (asset) by multiplying the net defined benefit liability (asset) by the discount rate determined at the beginning of the annual reporting period and considering changes in the net defined benefit liability (asset) due to contributions and payout during the reporting period. Net interest and other expenses related to the defined benefit plan are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

iii) Other long-term employee benefits

The Group's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(p) Employee benefits (continued)

iv) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(q) Share-based payment transactions

In regards to the share-based payment transactions which grants an employee a stock or stock option in exchange for the goods or services provided, if the fair value of the goods or services provided or the fair value of the goods or services provided cannot be reliably measured, the Group indirectly measures the fair value of the goods or services based on the fair value of the given equity, and the amount is recognized as employee benefit expenses and capital during the vesting period. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Employees of the Group are entitled to share options of Shinhan Financial Group, the parent company, and the Group is required to pay cash for the compensation of the stock options in accordance with the repayment agreement with Shinhan Financial Group. The Group accounts for the share compensation expenses in the period of provision of contract services and pays them in terms of term expenses and unpaid expenses, respectively. If it is not exercised and it is extinguished, any unpaid expenses incurred will be deducted from compensation costs.

In addition, the Group operates a cash-settled share-based compensation system, that compensates for the difference between the market price and the exercise price of stock options in return for receiving services from the employees. The total amount to be recognized as an expense during the vesting period is determined based on the fair value of the share option granted in consideration of the terms of service. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and at the settlement date, and the change in fair value is recognized as salary expenses.

Regardless of the repayment payment agreement with Shinhan Financial Group, the Group's share-based payment transactions between entities in which the Group is not obligated to settle the share-based payment transaction are measured as share-based stock-based payment transactions.

(r) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(r) Provisions (continued)

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(s) Deferred acquisition costs

Acquisition costs arising from long-term insurance contracts are deferred within the limit in accordance with the regulation on supervision of insurance business and amortized evenly over the premium payment period. If the premium payment period is longer than seven years, the amortization period of deferred acquisition costs is seven years. When the contract is cancelled, any unamortized portion as of the cancellation date (or the date it becomes invalid in case the contract becomes ineffective before cancellation date) is fully amortized in the fiscal year in which such cancellation occurs. However, when the total balance of deferred acquisition cost exceeds the difference between the amount of net level premium reserve and surrender value level premium reserve at the end of the year, the excess amount is amortized in the business year.

(t) Classification of contracts

i) Insurance contracts

An insurance contract is a contract in which the insurer assumes significant insurance risk from the policyholder by assuring to compensate the policyholder in the event of a certain future uncertainty that adversely affects the policyholder.

Generally, significant insurance risk is when the insurer is required to make a significant charge due to the occurrence of an insurance event over the course of the insurance under normal circumstances. If the Group pays a significant surcharge under normal circumstances, then it can assume to have acquired significant insurance risk even if the event is very unlikely. When initially classified as an insurance contract, the contract remains an insurance contract even if the insurance risk becomes insignificant for the duration of the subsequent contract.

ii) Investment contracts

Contracts not classified as insurance contracts under Korean IFRS 1104 'Insurance Contracts' are classified as investment contracts. An investment contract is a contract that transfers financial risk without significant transfer of insurance risk. Investment contracts are classified into contracts with discretionary participation features and contracts without them. The discretionary participation feature refers to the contractual right to receive additional payments that are of the following features in addition to payments that are unconditional to the contract.

① It is highly likely to constitute a significant portion of the total benefits in the contract.
② The amount or timing is determined at the discretion of the issuer under the contract.
③ Additional benefits are calculated based on one or more of the following:
   - Performance in a particular group of contracts or
   - Realized or unrealized return on investment arising from a specific group of assets held by the issuer;
   - Profit or loss of the entity, fund or other entity that issued the contract;

Korean IFRS 1104 'Insurance Contracts' is applied to both insurance contracts and investment contracts with discretionary participation features, and Korean IFRS 1109 'Financial Instruments' is applied to contracts without discretionary participation features.

(u) Premium income

The Group recognizes the premiums collected as income due to the arrival of the premium collection period for each payment method according to the insurance contract, and the premiums that were collected as of the end of the reporting period but whose collection date is after the next fiscal year are accounted for as an unearned insurance premium.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(v) Insurance contract liabilities

The Group sets up the policy reserves under the Insurance Business Act and related regulations. The reserves are calculated according to the Insurance Terms and Conditions and the calculation method of insurance premiums and policy reserves, and the main contents are as follows:

i) Premium reserves

It is the amount to be accumulated as reserves at the end of the reporting period, for claims liable to pay in the future. It is calculated by deducting the present value of the net premium to be paid after the end of the reporting period from the present value of the premiums payable to the policyholders.

ii) Unearned premium reserves

Unearned portion of premiums that have been collected before the end of the reporting period are calculated based on insurance premiums and the policy reserves calculation method.

iii) Guarantee reserves

The total amount of reserve for variable minimum guarantee (iii-1) and reserve for general account guarantee (iii-2) is provided as guarantee reserve.

iii-1) Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee claims above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of:

a) the average amount of the top 30% of net loss expected in the future
b) statutory reserve requirements by insurance types, minimum guarantees, and limits of stock investment portion

iii-2) General account guarantee reserve

This reserve is the amount that must be accumulated to guarantee refunds and claims above a certain level for contracts maintained and managed under general account as of the end of the reporting period, and is measured at the higher of:

a) Average of the amount calculated by subtracting the adequacy test amount of the policy reserve without the guarantee option from the adequacy test amount of the policy reserve with the guarantee option for each interest rate scenario

b) The amount of compensation (including lapsed contracts) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and policy reserve calculation method

iv) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

v) Reserves for participating policyholders' dividends

The reserve is accumulated for the purpose of contributing to the policyholder dividend according to the laws and regulations and consists of the incurred policyholder dividend reserves and the dividend reserves for the subsequent year.

3. Significant accounting policies (continued)

(v) Insurance contracts liabilities (continued)

v) Reserves for participating policyholders' dividends (continued)

The incurred policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for which payment is confirmed, and the reserve for dividend policy for the next fiscal year is calculated for the insurance contracts effective as of the end of the reporting period considering the expected contract extinction rate.

v-1) Interest rate guarantee reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the expected interest rate and the one-year maturity deposit rate shall be preserved.

v-2) Mortality dividend reserve

For contracts that have been maintained for more than one year as of the end of the reporting period, dividends are accumulated to make up for the difference between the expected mortality rate and the actual mortality rate applied at the basis of insurance premium calculation.

v-3) Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net premium reserve less the deferred acquisition costs is accumulated.

However, for the insurance sold before October 1, 1997, if the expected interest rate for each insurance product after adding or subtracting the guaranteed interest rate is less than the dividend standard rate, the amount calculated by applying it to the net level premium reserve less the deferred acquisition costs at the end of the previous year is accumulated.

v-4) Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

v-5) Reserves for insurance operating expense dividends

For contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the standard rate of operating expense dividends at the expected annual reserves.

vi) Reserve for policyholder dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts. The surplus of policyholder's dividend reserves before accumulation, which is the source of calculating the policyholder's dividend reserve, is the equivalent of the parent company's stake within consolidated profit or loss.

vii) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(w) Policyholders' equity adjustments

For the year ended December 31, 2022, the Group distinguishes the gain or loss on the valuation of financial assets measured at fair value through other comprehensive income between into the equity of policyholders and shareholders and presents the amount corresponding to the equity of policyholders as the policyholder's equity adjustments. The adjusted amount of the contractor's interest is the amount of the available-for-sale financial asset valuation gain or loss calculated in accordance with Korean IFRS 1039 based on the ratio of the average liability reserve for the dividend and non-dividend insurance policies for the current financial year.

(x) Liability adequacy test

At the end of each reporting period, the Group assesses whether the recognized liability is appropriate using current estimates of the future cash flows of the insurance contract. If the result of the evaluation determines that the carrying amount of the insurance liability is inadequate in view of the estimated future cash flows, the amount equivalent to the deficit is reflected in profit or loss as an additional reserve.

(y) Separate accounts

The Group distinguishes all or part of its assets equivalent to its reserves from retirement insurance, retirement pension, variable lifetime insurance, variable pension insurance, variable universal insurance and variable savings insurance from general accounts, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business. The related amounts are recorded as separate account assets and separate account liabilities. In addition, funds received from or provided to separate accounts are presented as separate account payables and separate account receivables by deducting from separate account assets and special account liabilities, respectively.

Separate account assets are valued on an individual separate account basis, and securities established for variable insurance contracts are accounted for by the method of capital market and financial investment business, and other assets are used in accordance with the general account method. In addition, the policyholder reserve was calculated in accordance with the insurance premiums and liability reserves authorized by the Financial Supervisory Service Director.

The income and expenses of separate accounts with variable type (variable lifetime insurance, variable pension insurance, variable universal insurance, variable savings insurance and retirement pension) are not be included in the separate comprehensive income statement of the general account. The income and expenses of the separate account (retirement insurance and retirement pension) with the principal and interest guarantee are calculated in the separate comprehensive income statement of the general account at the total amount of the separate account income and separate account expenses.

(z) Reinsurance assets

The Group presents recoverable amounts from reinsurers for insurance contracts listed as reinsurance assets. The Group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that you will not be able to receive all amounts under the terms of the contract as a result of an event that occurred after the initial recognition, and the reinsurance assets are impaired if the case has a reliably measurable effect on the amount to be received from the reinsurer. When a reinsurance asset is impaired, the carrying amount of the asset is reduced and the impairment loss is recognized in profit or loss.

(aa) Paid-in capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the transaction are deducted from equity, net of any tax effects.

3. Significant accounting policies (continued)

(ab) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented as part of equity.

(ac) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company of the Group, reported and paid corporate taxes by considering the entire domestic subsidiary company, including the Group, as a single tax unit, and the consolidated tax burden amount was counted as the current corporate tax liability. The deferred tax liabilities and assets are recognized as temporary differences between the carrying amount of assets and liabilities and the tax value, and items directly attributable to the Group among the future tax burden to be paid for tax losses and tax credits that can be carried forward and deducted.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit. The unpaid taxes related to the Group's current tax are calculated using the enacted or substantially established tax rate.

ii) Deferred tax

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognized except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, it is recognized when taxable income is likely to be used for temporary differences.

The carrying value of deferred tax assets is reviewed at the end of each reporting period. The carrying value of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the way the Group expects, at the end of the reporting period to recover or settle the carrying value of its assets and liabilities.

Deferred tax assets and liabilities are corporate taxes imposed by the same taxation authority. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(ad) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(ae) Operating segments

The Group divides segments based on internal reporting data which is regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segments and evaluate their performance. The segment information reported to the Chief Operating Decision Maker includes items directly attributable to the segment and items that can be reasonably allocated.

(af) New standards and amendments not yet adopted by the Group

The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2022, and have not been early adopted by the Group:

i) Korean IFRS 1001 'Presentation of Financial Statements' amended - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity's own equity instruments, however, it would be excluded if an option to settle them by the entity's own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

ii) Korean IFRS 1001 'Presentation of Financial Statements' amended - Disclosure of Accounting Policies

The amendments require an entity to define and to disclose its material information about accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing the impact of amendments on the financial statements.

iii) Korean IFRS 1008 'Accounting Policies, Changes in Accounting Estimates and Errors' amended - Definition of Accounting Estimates

The amendments clarify the definition of accounting estimates and how distinguish it from a change in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

iv) Korean IFRS 1012 'Income Taxes' amended - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

Under the amendments, an entity does not apply the initial recognition exemption for transactions which involve the recognition of both an asset and liability – which in turn leads to equal taxable and deductible temporary differences. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

v) Korean IFRS 1117 'Insurance Contracts'

① Key amendments to accounting policies

The accounting standards and amendments have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group.

Korean IFRS 1117 *'Insurance Contracts'* enacted on April 23, 2021 will be applied for annual periods beginning on or after January 1, 2023. The standard will replace Korean IFRS 1104 *'Insurance Contracts'* which is the current standard.

The main features of Korean IFRS 1117 include measurement of the current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separate presentation of investment income or expenses from insurance income or expenses. Under Korean IFRS 1104, insurance liability was measured using historical information (e.g., interest rates at sale, etc.). In addition, when the entity receives the premium, it recognizes the premium received as an insurance revenue on a cash basis and there is no obligation to present insurance and investment income or expense separately. On the contrary, Korean IFRS 1117 measures insurance liability at its present value (i.e., at the reporting date) by using updated discount rates which reflect current market-based information such as assumptions and risks. An insurance revenue is recognized on an accrual basis, reflecting the services provided to the policyholder by the insurance company for each fiscal year. Moreover, insurance income or expenses and the investment income or expenses will be presented separately.

If the Group applies Korean IFRS 1117 in preparation of financial statements, significant differences with current financial statements may arise due to the following reasons. These differences do not include all of the future differences and they may be changed depending on further analysis.

[Evaluation of insurance liabilities]

Under Korean IFRS 1117, the Group estimates all cash flows under the insurance contract, then measures insurance liability by using discount rates that reflect assumptions and risks at the reporting date.

Specifically, the Group identifies a portfolio of insurance contracts which comprises contracts subject to similar risks and managed together and disaggregates the groups of insurance contracts with similar profitability within the portfolio. Then, the Group measures the groups of insurance contracts at the total of estimates of future cash flows (reflecting cash flows related to insurance contract loans and the time value of money), risk adjustment and contractual service margin. Upon the application of Korean IFRS 1117, contractual service margin account which presents the unrealized profit that the company will recognize as it provides services in the future has been newly introduced.

Reinsurance contract is an insurance contract issued by one entity (the reinsurer) to compensate another entity for claims arising from one or more insurance contracts issued by that another entity (underlying insurance contracts). When estimating present value of future cash flows arising from reinsurance contracts, the Group would use assumptions consistent with those it uses for the underlying contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

① Key amendments to accounting policies (continued)

[Evaluation of insurance liabilities(continued)]

The Group calculates the discount rate for measuring the current value of an insurance liability using the bottom-up approach, such as, by adding a liquidity premium to the risk-free rate of return (risk-free interest rate term structure) and the confidence level to calculate risk adjustment which reflects measurement of an uncertainty regarding the amount and timing of cash flows in a non-financial risk (insurance risk, cancellation risk, cost risk, etc.).

For insurance liability measurement models, the General Model (GM) is applied for underlying contracts, etc., but the Variable Fee Approach (VFA) is applied for insurance contracts that have direct participation features that meet certain requirements. However, Premium Allocation Approach (PAA) is applied for contracts with a coverage period of one year or less at the time of initial recognition.

[Recognition and measurement of financial performance]

According to Korean IFRS 1117, insurance revenue is recognized on an accrual basis including services (insurance coverage) provided to the policyholder for each fiscal year. Investment components (such as cancellation or maturity refunds) being repaid to the policyholder even if an insured event does not occur, are excluded from insurance revenue. Insurance income or expenses and investment income or expenses are presented separately to enable information users to understand the sources of profits or losses.

The Group includes time value of money and financial risk, and the effect of changes in the time value of money and financial risk related to the groups of insurance contracts in the insurance finance income or expenses. This requires the Group to make an accounting policy choice as to whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income.

The Group disaggregates the amounts recognized in the statements of profit or loss and other comprehensive income by portfolios. In case of applying the 'General Model (GM)', insurance finance income or expenses are recognized in other comprehensive income.

[Accounting policies related to transition]

According to the transition of Korean IFRS 1117, the Group shall adjust the groups of insurance contracts issued before the transition date, that is measured at cost to be measured at its current value by applying a full retrospective approach, modified retrospective approach or fair value approach (January 1, 2022, the beginning of the annual reporting period immediately preceding the date of initial application).

In principle, the Group shall identify, recognize, and measure (full retrospective approach) each group of insurance contracts as if Korean IFRS 1117 had been applied even before the transition date. However, if this approach is impracticable, the Group may choose to apply either the modified retrospective approach or fair value approach. On the other hand, for groups of insurance contracts with direct participation features which meet certain criteria, a fair value approach may be applied even if the full retrospective approach is applicable.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

① Key amendments to accounting policies (continued)

[Accounting policies related to transition (continued)]

The objective of the modified retrospective approach is to achieve the closest outcome to full retrospective application possible using reasonable and supportable information available without undue cost or effort. The fair value approach is an approach of assessing a group of insurance contracts using fair value assessments, etc. in accordance with Korean IFRS 1113 'Fair Value Measurement'. To apply the fair value approach, the Group shall determine the contractual service margin or loss component of the liability for remaining coverage at the transition date as the difference between the fair value of a group of insurance contracts and the fulfilment cash flows measured at that date.

The Group applies modified retrospective approach only for underlying contracts issued within three years before the transition date, and fair value approach for other underlying contracts and reinsurance contracts held, to measure insurance liability at transition date.

② Preparation for application

As part of preparation for the launch of an integrated corporation in 2021, the Group has completed setting up actuarial assumptions and models and insurance liability settlement system. Before 2023, when the standard is first applied, the Group is planning to continue fostering and reinforcing additional professionals and will constantly promote advancement, including improvements on system stability and verification of the consistency of data output. Also, the Group is being overhauled and established an Internal Control of Financial Reporting that goes along with the dynamic accounting environment in order to prepare and disclose reliable accounting information.

The application of Korean IFRS 1117 will not only result to a change in accounting standards, but will also affect insurance product development, sales strategies, and long-term management strategies. Therefore, with the aim of re-establishment of the overall business management system, the Group will continue to provide training to the employees and report to the management the status and implementation plan of Korean IFRS 1117.

③ Preliminary financial effects analysis

As the implementation of Korean IFRS 1117 results to changes in the measurement of liabilities, revenue recognition, etc., the Group expects that it will lead to a volatility in financial figures of financial statements prepared for the year ended 2023.

The Group's assessment of financial impact of the initial application of Korean IFRS 1117 using the current financial reporting system established as of December 31, 2022, for the financial statements prepared for the year ended 2022 are as follows. However, at this point, it is difficult in practice to provide reasonable estimates of the impact on future financial statements, as sufficient review and analysis of accounting policies and actuarial assumptions and methodology for the application of Korean IFRS 1117 is still in progress. Therefore, the results on analysis are subject to change depending on additional information and economic conditions available in the future.

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

③ Preliminary financial effects analysis (continued)

(i) Impact on the statement of financial position and the statement of comprehensive income

The Group, in accordance with its business model for managing financial assets, has classified financial assets into debt instruments measured at amortized cost and at fair value through other comprehensive income, and equity instruments measured at fair value through other comprehensive income and at fair value through profit or loss. The initial application of Korean IFRS 1117 will allow for revaluation of business model, re-designation of financial assets designated at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income, thereby changing the classification and measurement of financial assets for capital volatility management purposes. Accordingly, the Group assessed the financial impact by applying the classification adjustments in Korean IFRS 1117 to financial assets derecognized between the transition date and the initial application date, to present comparative information for financial assets where its classification and measurement requirements in Korean IFRS 1109 have been applied to those assets.

The Group also applies the overlay approach under Korean IFRS 1104 to financial assets associated with insurance contracts in applying Korean IFRS 1109, but the 2022 financial impact comparative information was prepared without reclassification between profit or loss and other comprehensive income.

In accordance with the detailed enforcement regulations on supervision of insurance business, the net amount of assets and liabilities is presented on a single line in the statement of financial position and the income and expenses of financial guarantee insurance on separate accounts is presented on a single line in the statement of comprehensive income under Korean IFRS 1104. However, under Korean IFRS 1117, the assets, liabilities, income and expenses of separate accounts are presented as a net amount with the related general accounts, and the internal transactions between the general account and the separate account are removed.

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

③ Preliminary financial effects analysis (continued)

(i) Impact on the statement of financial position and the statement of comprehensive income (continued)

<Statement of Financial Position>
The statement of financial position prepared in accordance with Korean IFRS 1104 and Korean IFRS 1117 as at December 31, 2022 are as follows:

(In millions of won)

Accounts	Under Korean IFRS 1104 and 1109 (A)	Accounts	Under Korean IFRS 1117 and 1109 (B)	(B-A)
Total Assets	₩ 66,753,920	**Total Assets**	56,501,131	(10,252,789)
Cash and due from banks at amortized cost	1,112,577	Cash and due from banks at amortized cost	1,653,704	
Financial assets at fair value through profit or loss	6,662,617	Financial assets at fair value through profit or loss	11,527,229	
Securities at fair value through other comprehensive income	10,946,361	Securities at fair value through other comprehensive income	32,753,803	
Securities at amortized cost	27,744,212	Securities at amortized cost	4,338,766	
Loans at amortized cost	8,612,410	Loans at amortized cost	4,219,870	
Reinsurance contract assets	295,621	Reinsurance contract assets	59,017	
Other assets(*)	11,380,122	Other assets	1,948,742	
Total Liabilities	63,271,167	**Total Liabilities**	48,414,409	(14,856,758)
Insurance contract liabilities	53,369,918	Insurance contract liabilities	42,928,691	
		Reinsurance contract liabilities	62,770	
		Investment contract liabilities	2,296,401	
Other liabilities(*)	9,901,249	Other liabilities	3,126,547	
Total equity	3,482,753	**Total equity**	8,086,722	4,603,969

(*) Other assets and other liabilities include ₩ 8,248,962 million of separate account assets and ₩ 8,168,178 million of separate account liabilities presented in a total amount in accordance with Korean IFRS 1104.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

③ Preliminary financial effects analysis (continued)

(i) Impact on the statement of financial position and the statement of comprehensive income (continued)

\<Statement of Comprehensive Income\>
The statement of comprehensive income prepared in accordance with Korean IFRS 1104 and Korean IFRS 1117 for the year ended December 31, 2022 are as follows:

(In millions of won)

Accounts	Under Korean IFRS 1104, 1109, and overlay approach under 1104 (A)	Accounts	Under Korean IFRS 1117 and 1109 (B)	(B-A)
Operating income	₩ 9,412,664	Insurance service result	733,320	
		Insurance service revenue	760,665	
		Net reinsurance service expenses	(27,345)	
Operating expenses	(8,796,865)	Net investment result	(182,741)	
		Investment income(*)	588,729	
		Insurance finance expenses	(771,470)	
Operating profit	615,799	Operating profit	550,579	(65,220)
Non-operating income or expenses	(17,562)	Non-operating income	(17,673)	
Profit before income taxes	598,237	Profit before income taxes	532,906	(65,331)
Income tax expense	(134,644)	Income tax expense	(117,331)	
Profit for the year	463,593	Profit for the year	415,575	(48,018)
Other comprehensive income (loss) for the year	(2,122,609)	Other comprehensive income (loss) for the year	(592,441)	
Total comprehensive income (loss) for the year	(1,659,016)	Total comprehensive income (loss) for the year	(176,866)	1,482,150

(*) The amount was prepared without reclassification between profit or loss and other comprehensive income under the overlay approach.

However, if Korean IFRS 1039 had been applied to financial assets related to insurance contracts, the current accounting standard (the overlay approach) that reclassifies assets into other comprehensive income rather than profit or loss, the financial effect due to the application of Korean IFRS 1117 is expected to be ₩ 738,290 million, an increase of ₩ 140,053 million from ₩ 598,237 million in profit before income taxes under Korean IFRS 1104.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

③ Preliminary financial effects analysis (continued)

The preliminary financial effect analysis on the application of Korean IFRS 1117 at each stage is as follows:

(In millions of won)

Accounts		Under Korean IFRS 1117, 1109 and the application of overlay approach (A)	Under Korean IFRS 1117 and 1109 (B)	(B-A)
Insurance service result	₩	733,320	733,320	
Insurance service revenue		760,665	760,665	
Net reinsurance service expenses		(27,345)	(27,345)	
Net financial result		22,643	(182,741)	(205,384)
Investment income(*)		794,113	588,729	
Insurance finance expenses		(771,470)	(771,470)	
Operating profit		755,963	550,579	(205,384)
Non-operating income		(17,673)	(17,673)	
Profit before income taxes		738,290	532,906	(205,384)
Income tax expense		(171,758)	(117,331)	
Profit for the year		566,532	415,575	(150,957)
Other comprehensive income (loss) for the year		(743,398)	(592,441)	150,957
Total comprehensive income (loss) for the year		(176,866)	(176,866)	-

(*) The overlay approach reclassification amount of ₩ 315,042 million (Note 11(b)) to financial assets measured at fair value through profit or loss valuation and disposal gains of ₩ 205,384 million, which takes into account the business model reclassification impact at the date of transition, is assumed to be reclassified from profit or loss (investment income) to other comprehensive income.

<Statement of Cash Flows>

(In millions of won)

Accounts		Under Korean IFRS 1104 and 1109 (A)	Under Korean IFRS 1117 and 1109 (B)	(B-A)
Cash flows from operating activities	₩	(931,218)	(1,337,223)	(406,005)
Cash flows from investing activities		288,321	623,849	335,528
Cash flows from financing activities		(42,340)	(42,340)	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

3. Significant accounting policies (continued)

(af) New standards and amendments not yet adopted by the Group (continued)

v) *Korean IFRS 1117 'Insurance Contracts' (continued)*

③ Preliminary financial effects analysis (continued)

(ii) Financial impact of transition to Korean IFRS 1117

As of the transition date (January 1, 2022), the measurement of liability for underlying contracts held, using different transition approaches is as follows:

(In millions of won)

Transition approach	Date issued - insurance contract		Insurance contract liabilities	Contractual Service Margin
Modified retrospective approach	2019 - 2021	₩	1,437,967	2,734,701
Fair value approach	Before 2018		49,184,220	3,753,602
		₩	50,622,187	6,488,303

As of the transition date (January 1, 2022), the amount of reinsurance contracts held calculated by applying the fair value approach is ₩ 281,763 million of reinsurance contract liabilities.

(iii) Financial impact on insurance assets and liabilities

As of December 31, 2022, the amount of insurance contract liabilities applying Korean IFRS 1117 is as follows:

(In millions of won)

Classification		Insurance contract liabilities	Contractual service margin (under liabilities)	Insurance contract assets	Contractual service margin (under assets)
Underlying contracts	₩	42,928,691	6,924,913	-	-
Reinsurance contracts		62,770	(83,185)	59,017	94,861
	₩	42,991,461	6,841,728	59,017	94,861

vi) Korean IFRS 1001 'Presentation of Financial Statements' – Classification of Debt with Covenants as Current or Non-current

The amendments require disclosure of the carrying amount of the financial liability and its related gains or losses if, all or part of a financial instrument subject to adjustment of the exercise price according to changes in the issuer's stock price. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. Financial risk management

(a) Overview

The essence of the insurance business is to take over and manage risks. Insurance products, unlike other financial products, can be exposed to various risks during management activities because of its underlying nature of complex pricing elements and long contract periods. The Group has established and operated a risk management system to manage the nature of these complex insurance products and the various risks that may arise from uncertain external financial environments.

The Group manages various risks that may arise, and the main targets are credit risk, market risk, interest rate risk, operational risk and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with the risk management regulations set by the Group.

i) Risk management principles

The Group's risk management is guided by the following core principles:

- Mutual harmonization of risk and profit
- Determines risk acceptance levels in accordance with business objectives and strategies;
- Management performance is measured and evaluated by reflecting risk;
- Diversify risks appropriately to prevent concentration of risks in specific sectors;
- Supervision and control of risk management shall be carried out independently from business activities; and
- Risk management uses formal procedures or methods, such as documents.

ii) Risk management organization

① Risk Management Committee

The Risk Management Committee, the highest risk-related decision making body, has established risk management policies such as risk recognition, measurement and control, and monitors its compliance.

② Risk Management Steering Committee

The Risk Management Steering Committee decides on matters affecting risks such as establishing measures according to the status of risk management by sector, establishing and adjusting basic policies on optimal management and procurement of assets and liabilities, entering new businesses or establishing and changing major policies. The committee reviews the resolutions of the Risk Management Committee.

③ Investment Steering Committee

The Investment Steering Committee is responsible for making credit and investment decisions, credit risk management and credit policy. The Risk Management Committee delegates details for risk management and efficient implementation of resolutions.

iii) Risk management procedures

The Group manages risk limits by type, such as market and credit risk, within the total risk limit determined by the Group's Risk Management Committee when establishing annual business plans, including annual financial plans, product portfolio plans, and RBC plans. In addition, the Group calculates and evaluates risks and the different types of risks on a monthly basis by comparing it with the risk tolerance limit then reports results to the management, as well as the risk management committee.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. **Financial risk management (continued)**

(b) Credit risk

Credit risk is the risk of potential economic loss or the risk of a counterparty failing to meet its contractual obligations within terms of deposits, loans, securities etc., in which funds are provided in the form of loans or bond purchases, or a legal agreement of an underlying asset at a predetermined price to be exchanged at a specific future date, due to bankruptcy of a debtor, decrease in credit ratings, counterparty default etc. The Group aims to maintain the level of the risk and to minimize the realization of the risk by regulating a specific method of risk management for the risk of economic losses arising from a failure in meeting contractual obligations, such as bankruptcy of the debtor or counterparty default.

i) Variables, assumptions, and techniques used to measure impairment

i-1) How to determine whether credit risk increases significantly after initial recognition

The Group assesses at the end of each reporting period whether the credit risk of a financial instrument has significantly increased since its initial recognition, and when assessing the significant increase in credit risk, the Group uses changes in the risk of a default occurring over the expected life of financial instrument, instead of using the changes in expected credit losses. To make this assessment, the risk of a default occurring on a financial instrument at the reporting date is compared with the risk of a default occurring on the financial instrument at the date of initial recognition and the Group considers information that is available, reasonable, and supportable without undue cost or effort as a reference to an indication of a significant increase in the credit risk after the initial recognition. This information includes data on defaults held by the Group and analysis by internal credit rating experts.

(i) Measurement of default risk

The Group assigns internal credit ratings to individual exposures based on observations found to have a reasonable correlation with default risks and judgments based on experience. Internal credit ratings are determined by considering both qualitative and quantitative factors that indicate the risk of default. These factors may vary depending on the nature of the exposure and the type of borrower.

(ii) Measurement of default rate term structure

The internal credit rating is the main input for determining the default rate period structure. The Group is accumulating information on the pattern of exposure exposed to credit risk and the type of product and next week and the internal credit rating results, and some portfolios utilize information obtained from external credit rating agencies. The Group applies statistical techniques to estimate the default rate for the remaining maturity of an exposure from accumulated data and to predict changes in the estimated default rate over time.

(iii) Significant increase in credit risk

The Group utilizes indicators defined by portfolio to determine significant increases in credit risk, which generally consist of changes in the estimated default risk from changes in internal credit ratings, qualitative factors, and the number of days past due.

The Group considers that the credit risk of a financial asset has increased significantly after the initial recognition if the number of days overdue for a specific exposure exceeds 30 days. The Group calculates overdue days from the earliest date when the Group has not fully received the contractual payments to be received from the borrower and the grace period granted to the borrower is not considered.

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Variables, assumptions and techniques used to measure impairment (continued)

i-1) How to determine whether credit risk increases significantly after initial recognition (continued)

(iii) Significant increase in credit risk (continued)

The Group periodically reviews the criteria for determining whether credit risk has increased significantly from the following points of view:

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.
- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified but the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:
- If a borrower is overdue 90 days or more from the contractual payment date,
- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:
- Qualitative factors (e.g. breach of contract terms),
- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)
- Internal data and external data

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. <u>Financial risk management (continued)</u>

(b) Credit risk (continued)

i) Variables, assumptions and techniques used to measure impairment (continued)

i-3) Risk of default (continued)

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred, and the extent thereof may vary.

i-4) Measurement of expected credit loss

The main variables used to measure expected credit loss are as follows:

- Probability of Default (PD)
- Loss Default (LGD)
- Exposure At Default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of item
- Internal credit rating
- Type of collateral
- Loan-To-Value ratio (LTV)
- Borrower's industry
- Borrower or collateral
- Days overdue

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. **Financial risk management (continued)**

(b) Credit risk (continued)

i) Variables, assumptions and techniques used to measure impairment (continued)

i-4) Measurement of expected credit loss (continued)

The criteria classifying groups is periodically reviewed to maintain homogeneity of the Group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the experience.

i-5) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects the expected future macroeconomic circumstance in the measurement of expected losses from a neutral perspective. The expected losses from this perspective reflect the most likely circumstances and are based on the same assumptions that the Group is based on when establishing business plans and management capabilities.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
Private Consumption growth rate	Negative
Growth rate of construction investment	Negative
3Y Government bonds	-
Unemployment rate	Positive
GDP growth rate	Negative
Facility investment rate	Negative
Consumer price fluctuation rate	Positive
Net exports	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past more than ten years.

The recent default rate is an important reference when estimating the default rate considering the future economic outlook. Although various economic indicators have deteriorated due to the recession caused by COVID-19 in 2022, the actual default rate of the Group has remained stable. This is deemed to be due to various policy support for COVID-19.

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. **Financial risk management (continued)**

(b) Credit risk (continued)

ii) Limits and Risk Management Principles

The Group's credit risk management principles are as follows.
- Establish and comply with soundness management indicators and allowable limits for credit loans.
- Manage through periodic credit screening.
- Comply with credit risk limits and investment limits.
- For asset management, organize and operate an appropriate portfolio and avoid biased investment.

iii) Maximum exposure to credit risk

The Group's maximum exposure to credit risk as of December 31, 2022 and 2021, are as follows:

(In millions of won)		2022	2021
Due from banks and loans at amortized cost (*1)(*2):			
Banks	₩	948,205	1,025,178
Retail			
- Residential mortgage		621,327	655,080
- Others		5,288,634	5,188,999
Government/Public sector/Central bank		160,270	162,755
Corporations			
- Conglomerate		53,778	603,381
- SMEs		257,118	290,258
- Special financing		2,336,202	2,373,734
- Others		59,453	54,632
	₩	9,724,987	10,354,017
Due from banks at fair value through profit or loss:			
Banks		26,116	34,261
	₩	9,751,103	10,388,278
Securities at fair value through profit or loss		6,539,200	6,503,853
Securities at fair value through other comprehensive income		10,896,086	14,228,418
Securities at amortized cost (*2)		27,744,212	26,806,395
Derivative assets		95,100	6,101
Receivables at amortized cost (*2)		1,123,309	1,025,259
Off-balance sheet accounts			
Unused loan commitments		436,191	460,691
Contribution commitments		1,626,720	1,222,284
	₩	58,211,921	60,641,279

(*1) The due from banks at amortized cost includes cash equivalents.
(*2) The maximum exposure amount to due from banks and loans at amortized cost, securities at amortized cost, and receivables at amortized cost is the net amount less credit loss allowance, etc.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments

Details of impaired financial assets due to credit risk as of December 31, 2022 and 2021, are as follows:

		2022							
		12-month expected loss		**Life-time expected loss**		**Total**	**Allowances**	**Net**	**Mitigation of credit risk due to collateral**
(In millions of won)		**Grade 1(*1)**	**Grade 2(*1)**	**Grade 2(*1)**	**Impaired**				
Due from banks and loans at amortized cost (*2):									
Banks	₩	914,339	35,967	-	-	950,306	(2,101)	948,205	-
Retail									
- Residential mortgage		534,856	34,923	50,888	1,690	622,357	(1,030)	621,327	609,081
- Others		5,265,831	22,847	5,978	13,830	5,308,486	(19,852)	5,288,634	5,050,441
Government/Public sector/Central bank		160,383	-	-	-	160,383	(113)	160,270	-
Corporations									
- Conglomerate		33,028	3,461	18,758	-	55,247	(1,469)	53,778	-
- SMEs		236,864	20,612	-	-	257,476	(358)	257,118	19,852
- Special financing		2,300,946	-	39,986	-	2,340,932	(4,730)	2,336,202	515,801
- Others		59,442	-	-	12	59,454	(1)	59,453	59,453
		9,505,689	117,810	115,610	15,532	9,754,641	(29,654)	9,724,987	6,254,628
Securities at fair value through other comprehensive income (*3)		10,896,086	-	-	-	10,896,086	-	10,896,086	-
Securities at amortized cost		27,749,881	-	-	-	27,749,881	(5,669)	27,744,212	-
Receivables at amortized cost		1,116,257	351	2,174	43,513	1,162,295	(38,986)	1,123,309	47,195
Ending balance	₩	49,267,913	118,161	117,784	59,045	49,562,903	(74,309)	49,488,594	6,301,823

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments (continued):

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.
(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ₩6,377 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments (continued)

Details of impaired financial assets due to credit risk as of December 31, 2022 and 2021, are as follows (continued):

(In millions of won)		12-month expected loss		Life-time expected loss		Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 2(*1)	Impaired				
						2021			
Due from banks and loans at amortized cost (*2):									
Banks	₩	1,026,096	198	-	-	1,026,294	(1,116)	1,025,178	-
Retail									
- Residential mortgage		573,442	37,499	43,249	1,366	655,556	(476)	655,080	646,397
- Others		5,158,196	23,251	5,662	14,734	5,201,843	(12,844)	5,188,999	4,939,729
Government/Public sector/Central bank		162,888	-	-	-	162,888	(133)	162,755	-
Corporations									
- Conglomerate		496,516	103,684	4,422	-	604,622	(1,241)	603,381	41
- SMEs		270,721	19,912	-	-	290,633	(375)	290,258	19,791
- Special financing		2,363,463	-	14,982	-	2,378,445	(4,711)	2,373,734	552,021
- Others		53,449	1,044	-	208	54,701	(69)	54,632	53,593
	₩	10,104,771	185,588	68,315	16,308	10,374,982	(20,965)	10,354,017	6,211,572
Securities at fair value through other comprehensive income (*3)		14,228,418	-	-	-	14,228,418	-	14,228,418	-
Securities at amortized cost		26,812,886	-	-	-	26,812,886	(6,491)	26,806,395	-
Receivables at amortized cost		1,019,313	218	2,455	39,469	1,061,455	(36,196)	1,025,259	44,066
Ending balance	₩	52,165,388	185,806	70,770	55,777	52,477,741	(63,652)	52,414,089	6,255,638

4. **Financial risk management (continued)**

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial instruments (continued):

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments/public institutions/central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Retail	Internal credit rating of 5 or above	Internal credit rating of below 5
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(*2) The due from banks at amortized cost includes cash equivalents.
(*3) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ₩7,301 million.

Impairment information related to credit risk of off-balance sheet accounts:

Impairment information related to credit risk of unused loan commitments and capital commitments as of December 31, 2022 and 2021, are as follows:

(In millions of won)	2022		2021	
	Credit risk exposure for 12-month expected credit loss	Provision for 12-month expected credit loss	Credit risk exposure for 12-month expected credit loss	Provision for 12-month expected credit loss
Grade 1 ₩	2,062,911	7	1,682,975	93

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2022 and 2021, are as follows:

		Finance and insurance	Manu-facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Others	Retail	Total
2022										
Due from banks and loans at amortized cost (*):										
Banks	₩	948,205	-	-	-	-	-	-	-	948,205
Retail										
- Residential mortgage		-	-	-	-	-	-	-	621,327	621,327
- Others		-	-	-	-	-	-	-	5,288,634	5,288,634
Government/Public sector/Central bank		160,270	-	-	-	-	-	-	-	160,270
Corporations										
- Conglomerate		3,425	47,352	-	-	-	-	3,001	-	53,778
- SMEs		19,161	51,986	-	167,876	-	-	18,095	-	257,118
- Special financing		179,967	186,099	-	1,340,064	43,970	-	586,102	-	2,336,202
- Others		-	-	-	-	-	890	58,563	-	59,453
		1,311,028	285,437	-	1,507,940	43,970	890	665,761	5,909,961	9,724,987
Due from banks at fair value through profit or loss		26,116	-	-	-	-	-	-	-	26,116
Securities at fair value through profit or loss		351,063	-	-	20,125	-	-	6,168,012	-	6,539,200
Securities at fair value through other comprehensive income		2,466,812	928,056	184,682	233,173	320,456	10,333	6,752,574	-	10,896,086
Securities at amortized cost		3,801,295	-	-	851,729	1,075,145	-	22,016,043	-	27,744,212
Off-balance sheet accounts										
Unused loan commitments		-	37,000	-	272,827	61,758	-	64,606	-	436,191
Contribution commitments		-	-	-	-	-	-	1,626,720	-	1,626,720
	₩	7,956,314	1,250,493	184,682	2,885,794	1,501,329	11,223	37,293,716	5,909,961	56,993,512

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2022 and 2021, are as follows:

		Finance and insurance	**Manu-facturing**	**Retail and wholesale**	**Real estate and service**	**Construction service**	**Hotel and food service**	**Others**	**Retail**	**Total**
						2021				
Due from banks and loans at amortized cost (*):										
Banks	₩	1,025,178	-	-	-	-	-	-	-	1,025,178
Retail										
- Residential mortgage		-	-	-	-	-	-	-	655,080	655,080
- Others		-	-	-	-	-	-	-	5,188,999	5,188,999
Government/Public sector/Central bank		162,755	-	-	-	-	-	-	-	162,755
Corporations										
- Conglomerate		554,635	45,244	-	-	-	-	3,502	-	603,381
- SMEs		24,610	54,198	-	170,133	-	-	41,317	-	290,258
- Special financing		167,751	118,401	-	1,424,147	37,771	-	625,664	-	2,373,734
- Others		-	500	-	-	-	890	53,242	-	54,632
		1,934,929	218,343	-	1,594,280	37,771	890	723,725	5,844,079	10,354,017
Due from banks at fair value through profit or loss		34,261	-	-	-	-	-	-	-	34,261
Securities at fair value through profit or loss		408,031	3,002	-	30,118	-	-	6,062,702	-	6,503,853
Securities at fair value through other comprehensive income		2,690,391	1,215,467	178,451	299,545	376,223	12,786	9,455,555	-	14,228,418
Securities at amortized cost		3,636,108	-	-	844,868	1,038,005	-	21,287,414	-	26,806,395
Off-balance sheet accounts										
Unused loan commitments		-	22,000	-	244,333	84,883	-	109,475	-	460,691
Contribution commitments		-	-	-	-	-	-	1,222,284	-	1,222,284
	₩	8,703,720	1,458,812	178,451	3,013,144	1,536,882	13,676	38,861,155	5,844,079	59,609,919

(*) Due from banks at amortized cost include cash equivalents.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2022 and 2021, are as follows:

Classification		Korea	USA	UK	Japan	Vietnam	Other	Total
2022								
Due from banks and loans at amortized cost								
Banks	₩	663,811	40,064	-	-	111,921	132,409	948,205
Retail								
- Residential mortgage		621,327	-	-	-	-	-	621,327
- Others		5,288,634	-	-	-	-	-	5,288,634
Government/Public								
sector/Central bank		160,270	-	-	-	-	-	160,270
Corporations								
- Conglomerate		50,406	3,372	-	-	-	-	53,778
- SMEs		257,118	-	-	-	-	-	257,118
- Special financing		2,336,202	-	-	-	-	-	2,336,202
- Others		59,453	-	-	-	-	-	59,453
		9,437,221	43,436	-	-	111,921	132,409	9,724,987
Due from banks at fair value through								
profit or loss		-	26,116	-	-	-	-	26,116
Securities at fair value through profit or loss		5,687,836	399,965	54,963	20,546	-	375,890	6,539,200
Securities at fair value through other								
comprehensive income		9,951,732	430,790	35,647	-	-	477,917	10,896,086
Securities at amortized cost		26,308,688	819,752	-	-	-	615,772	27,744,212
Off-balance sheet accounts								
Unused loan commitments		436,191	-	-	-	-	-	436,191
Contribution commitments		1,073,303	528,271	-	-	-	25,146	1,626,720
	₩	52,894,971	2,248,330	90,610	20,546	111,921	1,627,134	56,993,512

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2022 and 2021, are as follows (continued):

Classification		Korea	USA	UK	Japan	Vietnam	Other	Total
				2021				
Due from banks and loans at amortized cost								
Banks	₩	727,393	123,980	-	-	113,582	60,223	1,025,178
Retail								
- Residential mortgage		655,080	-	-	-	-	-	655,080
- Others		5,188,999	-	-	-	-	-	5,188,999
Government/Public								
sector/Central bank		162,755	-	-	-	-	-	162,755
Corporations								
- Conglomerate		596,405	6,976	-	-	-	-	603,381
- SMEs		290,258	-	-	-	-	-	290,258
- Special financing		2,373,734	-	-	-	-	-	2,373,734
- Others		54,632	-	-	-	-	-	54,632
		10,049,256	130,956	-	-	113,582	60,223	10,354,017
Due from banks at fair value through								
profit or loss		-	34,261	-	-	-	-	34,261
Securities at fair value through profit or loss		5,305,163	994,046	36,692	22,295	-	145,657	6,503,853
Securities at fair value through other								
comprehensive income		13,328,949	445,017	43,489	-	-	410,963	14,228,418
Securities at amortized cost		25,357,488	776,019	-	-	-	672,888	26,806,395
Off-balance sheet accounts								
Unused loan commitments		460,691	-	-	-	-	-	460,691
Contribution commitments		1,057,561	96,198	-	-	-	68,525	1,222,284
	₩	55,559,108	2,476,497	80,181	22,295	113,582	1,358,256	59,609,919

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Overview

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. Market risk exposures include securities, derivative financial transactions, assets and liabilities denominated in foreign currencies, and assets and liabilities of variable insurance.

ii) Limit and Risk Management Principles

ii-1) Limit Management

The market risk limit is approved by the Risk Management Committee reflecting the management plan and risk management plan at the end of each year and monitors the compliance on a daily basis. If the market risk exceeds 95% of the limit setting, the department in charge of risk management should notify each department in charge, and each department should establish risk management measures such as position and limit reduction and hedging transactions and report it to the risk management department.

ii-2) Risk Management Principle

The risk management principles of market risk are as follows:

- Securities and derivative financial instruments held for the purpose of obtaining short selling profit shall be limited and complied with.
- To manage market risk, a risk limit for each sector should be established and a stop loss limit should be used to control the risk to a certain extent.
- Transactions related to market risk must be assessed by market price.

ii-3) Stress test

The stress test is divided into a periodic analysis given a scenario model and an irregular analysis of early risk detection indicators when they reach a critical point. The stress test is conducted at least once a year and reported to the Risk Management Committee and management within three months after the analysis point.

In the case of regular analysis, the Group analyses the impact on net income and solvency amount through scenarios based on past historical events, divided into stock price, interest rate and exchange rate.

iii) Market risk management

Market risk measurement targets trading positions intentionally taken by financial institutions and foreign exchange positions by financial institutions for the purpose of obtaining trading gains from short-term trading, interest rates and price changes.

iii-1) Market risk measurement technique

VaR models for calculating market risks include partial valuation methods (variance-covariance models), full-value evaluation methods (historical simulation models), and Monte-Carlo simulation models. VaR was calculated using the variance-covariance model.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. <u>Financial risk management (continued)</u>

(c) Market risk (continued)

iii) Market risk management (continued)

iii-2) Risk management and risk reduction policy

The Group regulates various limits, including the VaR limit, to manage market risk. Market risk limits are assigned on a daily basis by VaR to check business compliance. Risk management departments regularly monitor whether the operation department complies with these limits and report them to the management and risk management committee.

iii-3) Foreign exchange risk

Since the Group holds foreign currency assets, it is exposed to the risk of dollar and other foreign currency-related exchange rate volatilities. Foreign exchange risks occur in relation to future forecast transactions, recognized assets, etc., and the exposure to risks caused by currency volatilities is managed within the limits prescribed by the approved policy using currency forward and currency swap agreements.

The Group calculates the exposure by converting the foreign currency assets and contractual amounts held at the exchange rate at the end of the reporting period, and hedges foreign currency assets to avoid currency risks arising from foreign investment. Accordingly, through currency swaps or currency forward contracts when investing in foreign bonds, the Group offsets any gains or losses arising from foreign exchange rate fluctuations that may occur during future investments.

iv) Status of risk

iv-1) Trading position

The details of the VaR for the trading positions held by the Group as of December 31, 2022 and 2021, are as follows:

		2022			
		Average	**Maximum**	**Minimum**	**December 31**
Interest rate risk	₩	3,412	6,756	1,253	3,414
Stock price risk		9,441	11,033	6,206	9,505
Foreign exchange risk		13,403	30,111	818	23,286
Option volatility risk		180	494	11	494
	₩	26,436	48,394	8,288	36,699

		2021			
		Average	**Maximum**	**Minimum**	**December 31**
Interest rate risk	₩	4,161	9,262	457	1,259
Stock price risk		8,938	15,009	1,909	6,303
Foreign exchange risk		7,680	13,746	481	11,404
Option volatility risk		1,252	2,828	26	47
	₩	22,031	40,845	2,873	19,013

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency

The Group has foreign currency assets, etc., and thus is exposed to the risk of fluctuations in exchange rates related to the dollar and other foreign currencies. Foreign exchange risk occurs in relation to expected future transactions and recognized assets, and the degree of exposure to risk due to exchange rate fluctuations is managed within the limits prescribed by the approved policy using currency guidance and currency swap contracts.

The Group calculates the exposure by converting the foreign currency assets and the contract amount held at the exchange rate at the end of the reporting period and performs exchange hedging on foreign currency assets to avoid foreign exchange risks arising from overseas investment. Accordingly, when investing in overseas bonds, etc., the gains and losses from exchange rate fluctuations that may occur during the future investment period are offset through currency swaps or currency forward contracts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2022 and 2021, are as follows:

(In millions of USD, EUR, AUD, SEK, GBP, VND, and won)

		2022												
		USD		EUR		AUD		SEK		GBP		VND		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	
Assets:														
Cash and due from banks at amortized cost	₩	28	35,656	1	694	-	-	-	-	-	-	13,452	72,235	108,585
Due from banks at FVTPL		21	26,116	-	-	-	-	-	-	-	-	-	-	26,116
Securities at FVTPL		591	748,616	68	91,743	13	11,279	-	-	-	-	-	-	851,638
Financial assets at FVOCI		418	529,326	211	284,538	204	175,477	-	-	23	35,647	-	-	1,024,988
Securities at amortized cost		923	1,170,016	72	96,701	-	-	4,480	542,814	-	-	-	-	1,809,531
Receivables at amortized cost		93	118,006	5	6,281	2	1,446	98	11,819	-	442	930	4,993	142,987
	₩	2,074	2,627,736	357	479,957	219	188,202	4,578	554,633	23	36,089	14,382	77,228	3,963,845
Liabilities:														
Debentures	₩	350	443,505	-	-	-	-	-	-	-	-	-	-	443,505
Other financial liabilities		3	4,334	-	-	-	-	-	-	-	-	-	-	4,334
	₩	353	447,839	-	-	-	-	-	-	-	-	-	-	447,839
On-balance, net exposure	₩	1,721	2,179,897	357	479,957	219	188,202	4,578	554,633	23	36,089	14,382	77,228	3,516,006
Off-balance derivative net exposure (*)		(1,699)	(2,153,585)	(391)	(528,584)	(392)	(336,494)	(5,979)	(724,486)	(41)	(62,936)	-	-	(3,806,085)
Net position	₩	22	26,312	(34)	(48,627)	(173)	(148,292)	(1,401)	(169,853)	(18)	(26,847)	14,382	77,228	(290,079)

(*) Derivative contract amount

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

v) Composition of foreign currency assets and liabilities by currency (continued)

Foreign currency denominated assets and liabilities as of December 31, 2022 and 2021, are as follows (continued):

(In millions of USD, EUR, AUD, SEK, GBP, VND, and won)

			2021												
		USD		EUR		AUD		SEK		GBP		VND		Total
		Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	Foreign currency	KRW equivalent	
Assets:														
Cash and due from banks at amortized cost	₩	40	47,878	-	616	-	-	-	-	-	-	21,950	114,360	162,854
Due from banks at FVTPL		29	34,262	-	-	-	-	-	-	-	-	-	-	34,262
Securities at FVTPL		1,053	1,248,702	6	7,560	18	15,261	-	-	-	-	-	-	1,271,523
Financial assets at FVOCI		393	466,012	161	215,611	295	253,278	-	-	27	43,489	-	-	978,390
Securities at amortized cost		947	1,122,380	52	69,282	-	-	4,480	587,028	-	-	-	-	1,778,690
Receivables at amortized cost		81	96,040	2	2,809	2	1,447	68	8,967	-	463	671	3,496	113,222
	₩	2,543	3,015,274	221	295,878	315	269,986	4,548	595,995	27	43,952	22,621	117,856	4,338,941
Liabilities:														
Debentures	₩	350	414,820	-	-	-	-	-	-	-	-	-	-	414,820
Other financial liabilities		2	2,554	-	-	-	-	-	-	-	-	-	-	2,554
	₩	352	417,374	-	-	-	-	-	-	-	-	-	-	417,374
On-balance, net exposure	₩	2,191	2,597,900	221	295,878	315	269,986	4,548	595,995	27	43,952	22,621	117,856	3,921,567
Off-balance derivative net exposure (*)		(1,915)	(2,269,967)	(222)	(298,620)	(294)	(252,316)	(4,480)	(587,013)	(26)	(40,806)	-	-	(3,448,722)
Net position	₩	276	327,933	(1)	(2,742)	21	17,670	68	8,982	1	3,146	22,621	117,856	472,845

(*) Derivative contract amount

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. **Financial risk management (continued)**

(d) Interest rate risk

i) Overview

Interest rate risk is economic loss risk arising from future changes in market interest rates and differences in the maturity of assets and liabilities and refers to the negative effects of changes in the present value of future cash flows from assets and liabilities on the net asset value of insurance companies.

ii) Limit and risk management principles

ii-1) Limit management

The interest rate risk limit is approved by the Risk Management Committee, reflecting the management plan and risk management plan at the end of each year, and monitors compliance with the monthly limit. If the interest rate risk exceeds 95% of the limit, the department in charge of risk management must notify each department in charge, and each department must establish and report risk management measures such as changes in position and portfolio to the risk management department.

ii-2) Risk management principle

The risk management principles of interest rate risk are as follows:

- Properly distribute interest rate related assets and liabilities by product and set limits
- Considering stability, liquidity and profitability in interest rate risk transactions

iii) Interest rate risk management in non-trading positions

The Group seeks to secure stable profits by managing the decrease in net asset value and fluctuations in profits in the financial sector, which will be caused by changes in interest rates.

iii-1) Interest Rate VaR (Value at Risk)

Interest rate VaR is the maximum amount of loss the Group can incur in a given period of time if adverse market price changes occur within a certain confidence interval by predicting future distribution of market prices, such as stock prices and exchange rates, and is expected to reduce the maximum net asset value over the next year due to changes in interest rates.

Interest rate VaR is a technique to assess and manage the amount of maximum losses probabilistically by identifying the fluctuation distribution of NPVs caused by a number of interest rate synergies, and is an economic loss risk caused by changes in future market rates and differences in the maturity of assets and liabilities. Interest-bearing assets exclude financial assets acquired for short-selling purposes, assets that receive only commissions without interest, and assets that are fixed under the asset soundness category, and interest-bearing liabilities are the sum of the premium and non-excess premium reserves.

For the year ended December 31, 2022, the VaR for the non-trading position held by the Group is ₩ 914,942 million, an increase of ₩ 411,357 million in comparison to December 31, 2021.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk

i) Overview

Liquidity risk refers to the risk that assets and liabilities are subject to mismatches or failure to respond to unexpected fund outflows. The liquidity risk is calculated using liquidity liabilities, such as the amount of three-month payment insurance, and liquidity assets under three months. Liquidity liabilities are calculated based on a probabilistic scenario in which payments and cash outflows (such as business expenses) are calculated, and liquidity assets are calculated by considering the amount applied to the FSS-based liquidity ratio and future cash inflows (such as premium income) by probabilistic scenarios.

ii) Threshold and risk management principle

ii-1) Threshold management

The liquidity risk threshold is implemented with the approval of the Risk Management Committee by reflecting the management plan and risk management plan for the upcoming year at the end of each year, and compliance with the threshold is monitored monthly. If the liquidity risk exceeds 95% of the threshold, the department in charge of risk management shall notify each department, and departments informed shall establish risk management measures such as changes in position and portfolio and report them to the risk management department.

ii-2) The risk management principles of liquidity risk are as follows.

- Retain management strategies including liquidity risk management goals, management policies, and internal control systems
- Establish a framework for calculation and management of an actual liquidity gap that reflects actual maturity of assets and liabilities, changes in consumer behaviour (such as overdue days), external transactions, new handling and procurement amount
- Conduct a liquidity forecast analysis regularly considering the economic and financial environment, such as market interest rates
- Manage risks by conducting a liquidity forecast analysis on a regular basis, properly diversifying the procurement and operation of the fund, in order to avoid concentration at a certain point of time
- Establish contingency plans in case of a liquidity crisis

The Group establishes a fund operation plan to defend against liquidity risk in the event of fund operation, taking into account the matching ratio with liquidity liabilities through the monthly analysis of the capital account balance. In addition, the Group prepares for a liquidity crisis by setting up a contingency plan and minimizing the losses caused by the mismatch in the financial dates of the asset liabilities by taking into account not only the expected funding needs per currency but also the unexpected funding needs.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk (continued)

iii) Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts.

Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts as of December 31, 2022 and 2021, are as follows:

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
					2022			
Non-derivative financial assets:								
Assets:								
Cash and due from banks at amortized cost	₩	528,314	2,612	3,018	7,869	82,712	713,503	1,338,028
Due from banks at fair value through profit or loss		26,116	-	-	-	-	-	26,116
Securities at fair value through profit or loss		1,183,635	-	2,513	16,274	246,504	5,187,575	6,636,501
Financial assets at fair value through other comprehensive income		10,851,824	-	-	-	-	94,537	10,946,361
Securities at amortized cost		58,603	195,285	161,677	462,878	5,189,619	34,291,166	40,359,228
Loans at amortized cost		97,748	120,844	160,033	630,090	5,147,751	4,162,974	10,319,440
Receivables at amortized cost		142,676	30,474	6,442	359,437	87,979	538,573	1,165,581
	₩	12,888,916	349,215	333,683	1,476,548	10,754,565	44,988,328	70,791,255
Non-derivative financial liabilities:								
Borrowings	₩	-	10,000	-	-	-	1,271	11,271
Debentures		-	2,015	213,326	454,866	-	-	670,207
Other financial liabilities(*1)		178,075	165,960	6,955	66,144	5,878	2,462	425,474
Lease liabilities(*1)		3,402	6,330	9,183	17,014	85,965	3,502	125,396
	₩	181,477	184,305	229,464	538,024	91,843	7,235	1,232,348
Derivatives:								
Cash inflows(*2)	₩	51,716	187,521	425,836	625,015	2,642,362	-	3,932,450
Cash outflows(*2)		(50,480)	(198,534)	(425,374)	(807,796)	(4,091,846)	-	(5,574,030)
	₩	1,236	(11,013)	462	(182,781)	(1,449,484)	-	(1,641,580)
Off-balance sheet accounts:								
Unused loan commitments	₩	436,191	-	-	-	-	-	436,191
Contribution commitments		1,626,720	-	-	-	-	-	1,626,720
	₩	2,062,911	-	-	-	-	-	2,062,911

(*1) It is classified according to the maturity of the contractual cash flows before the discount of lease liabilities and other financial liabilities.
(*2) Hedge derivatives are contractual amounts, including principal and interest, and trading derivatives are carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

4. Financial risk management (continued)

(e) Liquidity risk (continued)

iii) Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts (continued).

Contractual maturities for financial instruments including cash flows of principal and interest and off-balance sheet accounts as of December 31, 2022 and 2021, are as follows (continued):

		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
					2021			
Non-derivative financial assets:								
Assets:								
Cash and due from banks at amortized cost	₩	654,822	2,612	3,018	7,869	76,857	1,219,201	1,964,379
Due from banks at fair value through profit or loss		34,261	-	-	-	-	-	34,261
Securities at fair value through profit or loss		1,154,793	-	-	-	190,791	5,273,972	6,619,556
Financial assets at fair value through other comprehensive income		14,228,418	-	-	-	-	54,531	14,282,949
Securities at amortized cost		38,026	151,792	208,265	266,995	4,438,796	34,528,318	39,632,192
Loans at amortized cost		74,707	146,219	269,729	445,081	5,051,234	4,292,615	10,279,585
Receivables at amortized cost		209,444	10,065	9,170	261,316	62,102	513,868	1,065,965
	₩	16,394,471	310,688	490,182	981,261	9,819,780	45,882,505	73,878,887
Non-derivative financial liabilities:								
Borrowings	₩	-	-	-	-	-	1,855	1,855
Debentures		-	2,015	12,596	14,610	640,116	-	669,337
Other financial liabilities(*1)		106,321	102,241	1,871	156,766	-	39	367,238
Lease liabilities(*1)		2,118	3,690	5,411	9,838	50,680	67,488	139,225
	₩	108,439	107,946	19,878	181,214	690,796	69,382	1,177,655
Derivatives:								
Cash inflows(*2)	₩	58,271	210,771	461,432	733,729	1,913,777	20,779	3,398,759
Cash outflows(*2)		(57,832)	(213,674)	(479,108)	(746,675)	(2,604,026)	(23,341)	(4,124,656)
	₩	439	(2,903)	(17,676)	(12,946)	(690,249)	(2,562)	(725,897)
Off-balance sheet accounts:								
Unused loan commitments	₩	460,691	-	-	-	-	-	460,691
Contribution commitments		1,222,284	-	-	-	-	-	1,222,284
	₩	1,682,975	-	-	-	-	-	1,682,975

(*1) It is classified according to the maturity of the contractual cash flows before the discount of lease liabilities and other financial liabilities.

(*2) Hedge derivatives are contractual amounts, including principal and interest, and trading derivatives are carrying amounts.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. <u>**Insurance risk management**</u>

(a) Overview

i) Insurance risk and reinsurance

Insurance risk is the likelihood of an insurance event occurring and the uncertainty as to the total amount and timing of benefits paid as a result of the event. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated liability. This risk can occur for the following reasons:

① Frequency risk: Possibility that the number of occurrences of the insurance event is different from the expected number
② Severity risk: The cost of an incident may be different from the expected cost level

Experience shows that more or more similar insurance contracts are less likely to have an unusual effect from some contracts, and the Group forms a sufficiently diversified group of contracts in consideration of this when acquiring the contracts.

Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.

If the insurance contract covers death, the catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in the coverage area.

Insurance accidents in life insurance include not only the death of the insured (insured) but also survival, disability and hospitalization.

The Group basically classifies the Group's insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured's death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance.

Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest-sensitive, and variable types.

In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, the Group assumes the interest rate risk if the asset management yield or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion, so that the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes the reserve rate of policy reserve according to asset management yield, and some hedging on interest rate risk is feasible.

The Group uses acquisition strategies and reinsurance strategies to manage the uncertainty of the total amount and timing of insurance claims paid out as a result of an insured event.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. **Insurance risk management (continued)**

(a) Overview (continued)

i) Insurance risk and reinsurance (continued)

i-1) Acquisition Strategy

Acquisition strategy means diversifying the type of risk or the level of benefits that are acquired. For example, a company can balance mortality and survival risks. In addition, the selection of policyholders through regular check-ups is one of the major acquisition strategies.

i-2) Reinsurance Strategy

The risk to be ceded by the Group is based on the acquired insurance contract, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by the Group shall be determined by considering the Group's assets, contract conditions, risk level, and technology for selecting the contract.

Insurance risk can also be affected by the policyholder's right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder's actions and decisions. The Group's insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that guarantees death. These factors are also reflected in the assumptions about the Group's insurance liability.

ii) Discretionary participation feature

The discretionary participation feature is a contractual right to receive additional benefits which have the following characteristics in addition to the unconditional rights of the policyholder or investor, which fulfils all three requirements below. Insurance premiums for investment contracts without discretionary participation feature are recognized as deposits, and premiums for investment contracts with discretionary participation feature are recognized as profit or loss.

① It constitutes a significant portion of the total payments in the contract.
② The amount or timing is determined at the discretion of the issuer under the contract.
③ The contract is based on one or more of the following:
    - The performance arising from specific contract groups or specific contract types;
    - Realized or unrealized return on investment arising from the specific asset group held by the issuer; or
    - Profit or loss of the entity, fund or other entity that issued the contract;

The Group's participating contract meets all three of the above requirements and includes a discretionary participation feature.

If the actual base rate matches with the expected base rate assumed upon calculation of the insurance premium of the Group, income and expenses are balanced over the insurance period, that the premiums do not fall short. In practice, however, the expected risk, expected interest rate, and projected expense ratio applied when calculating premiums will differ from the actual rate where the interest rate or expense ratio changes due to changes in risk rate or economic situation. These differences constitute the Group's profit or losses and, depending on the source, these may consist of mortality risk, interest rate, interest rate risk, and expense rate.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. Insurance risk management (continued)

(a) Overview (continued)

ii) Discretionary participation feature (continued)

Compared to contracts without discretionary participation feature, in contracts with discretionary participation, the sources of profit or loss below are shared between the policyholders and the Group, thereby reducing the risk.

① Gain or losses on mortality risk

It is caused by the difference between the expected risk rate and the actual risk rate. In case of death insurance, if the actual mortality rate is lower than the expected mortality rate, there is a risk difference gain and vice versa.

② Gain or losses on interest rate risk

It is caused by the difference between the expected interest rate and the actual interest rate. If the actual asset management return is higher than the expected interest rate, interest rate difference is generated and vice versa.

③ Gain or losses on expense rate risk

It is caused by the difference between the business expense and the actual expense. If the actual expense is lower than the business expense, the difference in expense is incurred, and vice versa.

As described above, if the expected base rate used by the Group to calculate the premium is different from the actual, the profits generated from the settlement must be refunded to the policyholder because the profits generated are taken in the calculation of premiums, and the dividend paid to the policyholder is distinguished from the dividend paid to shareholders.

The Group first accumulates policy reserves at the end of each reporting period, and then divides the remainder into gain or losses from participating and non-participating insurance contracts and gain or losses on management of the capital account. Gain or losses from non-participating insurance and management of the capital account are treated as the shareholder's interest, shareholder's interest for the gain or losses on participating insurance is less than 10th of 100th, and the remaining portion shall be treated as the policyholder's interest. Policyholder's shares may not be used or accumulated for purpose other than the financial resources for policyholder dividends and the purpose of accumulating excess participating policyholder dividend reserve.

Policyholder dividends represent amounts payable to policyholders due to interest rate difference, long-term duration, mortality rate difference, and expense rate difference, and the reserve for policyholder dividends is divided into policyholder dividend reserve and excess participating policyholder dividend reserve. Excess participating policyholder dividend reserve is the amount to be accumulated in the total amount to be used for future policyholder dividends if there is surplus after accumulating the reserve for loss from participating insurance and the policyholder dividend reserve from the policyholders' interest of participating interest in the year.

The policyholder dividend reserve is a defined dividend reserve that determines the amount to be paid for each policyholder, whereas the amount of excess participating policyholder dividend reserve is not confirmed for each policyholder. The Group should first use the excess participating policyholder dividend reserve accumulated in gross amount prior to the year and the excess participating policyholder dividend reserve accumulated should be used as the policyholder dividend within 5 years from the end of the year.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. **Insurance risk management (continued)**

(a) Overview (continued)

ii) Discretionary participation feature (continued)

Reserve for loss from participating insurance is the amount that is accumulated for the purpose of preserving the loss of participating insurance according to laws and regulations. Prior to accumulate the policyholder dividend reserve, the dividend reserves of the retained dividends take precedence over the policyholder dividend reserve and the excess participating policyholder dividend reserve.

Reserve for loss from participating insurance is accumulated within 30th of the policyholder's interests, preferentially compensates for losses incurred in participating insurance within 5 years of accumulation, and the remaining amount after compensation is used for the dividends of the policyholder.

(b) Insurance risk management policy

Unlike other financial instruments, life insurance companies' insurance policies have the characteristics of long-term contracts, which can be exposed to insurance risk that may arise due to an increase in actual claim payments than the risk rate determined at the time of development of the product and interest rate risk that may arise due to differences in interest rates and maturities between insurance liabilities and asset management.

The purpose of the Group's risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.

To achieve this risk management policy, the Group's risk management strategy measures the risk-based capital stock (RBC) required capital and manages it within acceptable limits. To this end, the Group has established the basic principles of risk management and established and implemented regulations and management systems to implement them. In addition, through the Risk Management Committee and Risk Management Organization, various risk-related decision-making is supported, and risk management procedures are in place to identify and manage risks in a timely manner.

In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

Management methods by risk type are as follows:

① Insurance risk management: From the time of product development, by setting profitability guidelines, products are developed to ensure proper profitability, and appropriate acceptance criteria are set and operated to prevent reverse selection, and claim payments can be made fairly.

② Interest rate risk management: Establish a guideline and consider the market interest rate and asset management profit rate to determine the published interest rate and expected interest rate within the guidelines. In addition, the asset management strategy is set considering the interest rate level and maturity of liabilities, after analyzing the attributes of long-term insurance liabilities, the long-term target portfolio is established, and the annual portfolio can be guided by comprehensively considering the risk level and return of the managed asset.

③ Liquidity risk management: Check and manage the amount of paid insurance and liquid assets on a daily basis.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. <u>Insurance risk management (continued)</u>

(c) Standard policy reserve system

The policy reserve is a liability to the policyholder and the faithfulness of the reserve on the basis of the profit or loss account is directly linked to the maintenance of the Group's management integrity and the protection of the policyholder's interests, so it is subject to strict regulatory regulations. Accordingly, the supervisory authorities apply the standard policy reserve system in relation to the method of setting up and calculating the respective policy reserves.

The current method of using the reserve base rate equal to the insurance premium calculation base rate can threaten the financial health of the Group by causing insolvency of the reserve fund in case of liberalization of insurance prices, so the standard policy reserve system is introduced to use objective and conservative basic rates to prevent insolvency of the financial structure that can result from liberalization of insurance premium prices and protect the rights and interests of policyholders.

In other words, the standard policy reserve is an institutional device that dualizes the contract base rate by setting the risk or interest rate applied to calculating the policy reserve in a more conservative manner than the risk or interest rate applied to calculating the insurance premium. In order for the insurance company to calculate the policy reserve, the future expected basic rate, such as the expected interest rate and the expected risk rate, is necessary, and the policy reserve is the estimated amount of the debt estimated by the expected basic rate. Since the real intention of liberalization is not to leave such a policy reserve entirely to the discretion of the insurer after price liberalization, the government needed an objective and certain level of reserve accumulation system to strengthen the financial stability of insurance companies and protection of policyholders, and prevent insurers' insolvency due to price competition such as insurance premium dumping after price liberalization.

According to the Regulation on Supervision of Insurance Business, premium reserves are calculated by applying the standard rate and standard risk rate set by the supervisor authority. In this case, the standard rate is to apply the standard rate of the year in which the insurance contract was signed over the entire insurance period. However, the highest interest rate among the interest rates specified in the insurance premium and policy reserve calculation method for the floating interest rate product is applied. As a result, when the premium reserve calculated at the base rate applied when calculating the premium differs from the premium reserve calculated at the standard interest rate and the standard risk rate, a large amount is required to be accumulated as the premium reserve so that more than a certain minimum reserve is accumulated, hence the system tends to protect policyholders by enhancing reserves.

The current reserve for liability is calculated using the evaluation method for the year of issuance. In other words, the basic rate of evaluation of the reserve for liability is applied in the same way as the interest rate and risk rate applied at the time the insurance contract was established until the end of the contract. This method is suitable for a stable situation in which the financial environment at the time of sale of the insurance product and the financial environment during the insurance period are almost unchanged, however, in the event of fluctuations such as market interest rates and the expected risk rate at the time of sale of a contract, it is not possible to react flexibly. Therefore, there is a possibility that the policy reserve may not properly reflect the fair value of the contract. A liability adequacy test system was introduced to compensate for the shortcomings that could not reflect such market changes.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

5. Insurance risk management (continued)

(d) Financial risks related to insurance contracts

i) Type of exposure to risk by type

Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:

① Credit risk

Credit risk refers to the risk of loss resulting from the borrower's failure to repay a loan or meet contractual obligations. The Group's reinsurance assets and reinsurance receivables are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.

② Interest rate risk

Interest rate risk means the risk that arises when the Group's financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities.

③ Liquidity risk

Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of the Group's liabilities and dividend components, are factors used to determine the level of risk associated with the Group's liquidity.

④ Market risk

Market risk refers to the risk of loss arising when the Group's financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. There is no impact on profit or loss or capital due to changes in each liability amount, since fluctuations in stock prices and exchange rates, the prices of investment contracts, including insurance liabilities which account for most of the Group's liabilities and dividend components, do not fluctuate.

ii) The degree to which the discretionary participation feature mitigates or aggravates risk

A relatively high premium is received by setting and producing a relatively conservative base rate compared to a contract without discretionary participation features, and a relatively high premium is later refunded to the contractor through a policyholder dividend for the premium payment based on conservative calculation of the expected base rate. However, contracts without a discretionary participation feature will set the expected optimal base rate, which is not conservative, and receive a relatively low premium when establishing the initial expected base rate. Thereafter, if the expected basic rate is different from the actual result, the Group will assume the profit or loss according to the result. Thus, a contract with a discretionary participation feature is a structure that establishes a conservative base rate and shares the risks associated with the contract with the policyholder, and in the case of a contract without discretionary participation element, the Group assumes the risk for the initial basis set by the Group.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021*(In millions of won)*

5. Insurance risk management (continued)

(d) Financial risks related to insurance contracts (continued)

iii) Risks associated with guarantees

The guarantee options inherent in insurance contracts include guaranteed minimum death benefit, guaranteed minimum annuity guarantee benefit, and guaranteed minimum interest rate benefit. These guarantees can increase cash flow outflows when market prices and interest rates fall below a certain level.

(e) Credit risk related to reinsurance

Credit risk exposures and credit ratings of reinsurance related assets as of December 31, 2022 and 2021, are as follows:

Credit ratings		2022 Reinsurance asset	2022 Reinsurance receivable	2021 Reinsurance asset	2021 Reinsurance receivable
AA+ ~ AA-	₩	20,917	52,114	15,310	23,472
A+ ~ A-(*)		274,704	93,633	31,740	46,615
	₩	295,621	145,747	47,050	70,087

(*) It includes reinsurance assets of ₩242,071 million and reinsurance receivables of ₩2,287 million incurred due to joint reinsurance ceded during the period.

(f) Liquidity risk (of insurance contracts, etc.)

As of December 31, 2022 and 2021, the maturity of premium reserves is as follows:

2022		Less than 1 year	1~3 years	3~7 years	7~10 years	10~20 years	More than 20 years	Total
Variable interest	₩	606,622	896,890	842,759	640,366	1,817,897	19,288,267	24,092,801
Fixed interest		219,355	536,949	994,441	686,317	1,945,900	22,669,521	27,052,483
	₩	825,977	1,433,839	1,837,200	1,326,683	3,763,797	41,957,788	51,145,284

2021		Less than 1 year	1~3 years	3~7 years	7~10 years	10~20 years	More than 20 years	Total
Variable interest	₩	897,583	1,475,798	1,402,542	642,143	1,967,177	19,734,812	26,120,055
Fixed interest		89,351	452,491	750,864	673,825	2,031,853	20,983,390	24,981,774
	₩	986,934	1,928,289	2,153,406	1,315,968	3,999,030	40,718,202	51,101,829

Employee retirement insurance was calculated on the assumption that maturity is due within one year, and the remaining liabilities were calculated based on the remaining contract maturity of the contract period. In addition, insurance liabilities, which are analysed for maturity, were calculated on the basis of net level premium reserve (after pre-paid survival claims are subtracted).

Cash flows from the above insurance contracts can be greatly influenced by the policyholder's behaviour due to the nature of the insurance contract and investment contracts with discretionary participation feature. It may happen that the contract becomes invalid when the contract is cancelled by the policyholder, or the insurance premium was not collected. When this occurs, there is a possibility that it may affect the Group's cash flows in a different form from the maturity analysis according to the remaining contract maturity.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

6. **Capital Management**

In order to manage the required capital for maintaining payment capacity, the Group measures the risk-based capital in a manner required by the supervisory authority, manages it internally, and discloses it externally.

The risk-based capital ratio is a measure of the extent to which the Group is able to fulfil its obligations to the policyholder even if the Group suffers unexpected losses or decreases in asset value. This is a ratio calculated by dividing by the standard amount of allowance for payment, which is a measure of the financial soundness or the capacity to pay claims.

The Group manages risk-based ratios based on consolidated financial statements, and supervisory authorities mandate that the ratios remain above 100%. If the ratio is not met, the following timely corrective action shall be taken according to the allowance ratio.

The Group receives approval from the Risk Management Committee every year for the risk-based capital ratio based on risk-based capital, and the minimum RBC requirement in 2022 is 150%.

	RBC	Improvement measures
Recommend business improvement	More or equal to 50% ~ less than 100%	Request for the increase in equity capital, restrict new business, etc.
Request business improvement	More than 0% ~ less than 50%	Request for replacement of executives, liquidate subsidiaries, etc.
Order business improvement	Less than 0%	Suspense executives' duties, suspense insurance business, etc.

As of December 31, 2022, the Group complies with the risk-based capital ratio provided by the supervisory authority. In addition, based on the total risk limit approved by the board of directors, the Risk Management Committee monitors the compliance of the set limit every month and manages the risk appetite to be within 100%.

7. **Fair value of financial instruments**

The fair value of financial instruments traded in the active market is calculated based on the quoted price of the trading brokerage agency as of the end of the reporting period.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques or the results of the assessment by an independent external assessment agency. The Group utilizes various evaluation techniques and makes reasonable assumptions based on current market conditions at the end of the reporting period.

The Group classifies the fair value of financial instruments into three fair value levels:

- Level 1 : Measure the prices disclosed in the active trading market at fair value.
- Level 2 : Measurement of fair value by valuation technique based on market-observed information
- Level 3: Measurement of fair value based on unobservable information in the market.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. <u>**Fair value of financial instruments (continued)**</u>

(a) Financial instruments measured at fair value

i) The details of fair value by valuation level of financial instruments measured at fair value in the consolidated statement of financial position as of December 31, 2022 and 2021, are as follows:

		2022			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks at fair value through profit or loss	₩	-	26,116	-	26,116
Securities at fair value through profit or loss					
Debt securities		31,180	1,558,400	4,949,620	6,539,200
Equity securities		-	-	97,301	97,301
		31,180	1,558,400	5,046,921	6,636,501
Financial assets at fair value through other comprehensive income					
Debt securities		4,786,148	6,109,938	-	10,896,086
Equity securities		-	-	50,275	50,275
		4,786,148	6,109,938	50,275	10,946,361
Derivative assets					
Held for trading		-	3,584	1,573	5,157
Hedging		-	89,943	-	89,943
		-	93,527	1,573	95,100
	₩	4,817,328	7,787,981	5,098,769	17,704,078
Financial liabilities:					
Derivative liabilities					
Held for trading	₩	-	1,623	-	1,623
Hedging		-	314,781	-	314,781
	₩	-	316,404	-	316,404

		2021			
		Level 1	Level 2	Level 3	Total
Financial assets:					
Due from banks at fair value through profit or loss	₩	-	-	34,261	34,261
Securities at fair value through profit or loss					
Debt securities		154,322	1,376,439	4,973,092	6,503,853
Equity securities		10,148	104,055	1,500	115,703
		164,470	1,480,494	4,974,592	6,619,556
Financial assets at fair value through other comprehensive income					
Debt securities		6,989,842	7,238,576	-	14,228,418
Equity securities		-	48,225	6,306	54,531
		6,989,842	7,286,801	6,306	14,282,949
Derivative assets					
Held for trading		-	1,523	47	1,570
Hedging		-	4,531	-	4,531
		-	6,054	47	6,101
	₩	7,154,312	8,773,349	5,015,206	20,942,867
Financial liabilities:					
Derivative liabilities					
Held for trading	₩	-	307	-	307
Hedging		-	141,344	-	141,344
	₩	-	141,651	-	141,651

ii) There is no transfer between level 1 and level 2 of financial instruments measured at fair value during the years ended December 31, 2022 and 2021.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

iii) Valuation techniques and input variables for financial instruments classified as Level 2

Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2022 and 2021, are as follows:

Type of financial instrument	Valuation technique		2022	2021	Significant unobservable inputs
Financial assets					
Financial asset at fair value through profit or loss					
Debt securities	DCF, NAV, Hul-White Credit, BDT	₩	1,584,516	1,376,439	Discount rates, fair value of the underlying assets
Equity securities	DCF, NAV		-	104,055	Discount rates, fair value of the underlying assets
			1,584,516	1,480,494	
Financial assets at fair value through other comprehensive income					
Debt securities	DCF		6,109,938	7,238,576	Discount rates
Equity securities	DCF		-	48,225	Discount rates
			6,109,938	7,286,801	
Derivative assets					
Currency forward	Implied forward rate, DCF		34,416	2,049	Discount rate, foreign exchange rate
Currency swap	Implied forward rate, DCF		53,565	3,248	Discount rate, foreign exchange rate
Interest rate forward	Implied forward rate, DCF		5,546	757	Discount rate
			93,527	6,054	
		₩	7,787,981	8,773,349	
Financial liabilities					
Derivative liabilities					
Currency forward	Implied forward rate, DCF	₩	44,835	44,197	Discount rate, foreign exchange rate
Currency swap	Implied forward rate, DCF		62,047	89,670	Discount rate, foreign exchange rate
Interest rate forward	Implied forward rate, DCF		209,522	7,784	Discount rate
		₩	316,404	141,651	

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. **Fair value of financial instruments (continued)**

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3

Financial instruments that are at fair value level 3 during the year of December 31, 2022 are as follows:

		2022			
		Financial assets at fair value through profit or loss	**Securities at fair value through other comprehensive income**	**Net derivative assets held for trading**	**Total**
Beginning balance	₩	5,008,853	6,306	47	5,015,206
Total gains or losses					
Amount recognized in profit or loss(*)		105,286	-	(1,141)	104,145
Amount recognized in other comprehensive income		(147,536)	(4,256)	-	(151,792)
Acquisition		913,309	48,225	2,667	964,201
Settlement		(832,991)	-	-	(832,991)
Ending balance	₩	5,046,921	50,275	1,573	5,098,769

(*) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognised in profit or loss and assets and liabilities held for the year ended December 31, 2022 are as follows:

		Amount recognized at profit or loss	**Amount recognized at profit or loss related to financial instruments held at the end of the reporting period**
Gains or losses related to financial assets at fair value through profit or loss	₩	105,286	16,416
Gains or losses related to derivatives		(1,141)	(900)
	₩	104,145	15,516

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(a) Financial instruments measured at fair value (continued)

iv) Details of financial instruments classified as fair value level 3 (continued)

Financial instruments that are at fair value level 3 during the year of December 31, 2021, are as follows:

		Financial assets at fair value through profit or loss	**Securities at fair value through other comprehensive income**	**Net derivative assets held for trading**	**Total**
		2021			
Beginning balance	₩	3,465,829	40,568	1,090	3,507,487
Increases due to merger		1,036,666	-	-	1,036,666
Total gains or losses					
Amount recognized in profit or loss(*)		84,025	447	2,070	86,542
Amount recognized in other comprehensive income		1,830	(1,457)	-	373
Acquisition		846,530	-	399	846,929
Settlement		(578,663)	(33,252)	(3,924)	(615,839)
Transfer to Level 3		193,949	-	412	194,361
Changes in the scope of consolidation		(41,313)	-	-	(41,313)
Ending balance	₩	5,008,853	6,306	47	5,015,206

(*) Of the changes in financial instruments classified at fair value level 3 during the current period, gains or losses related to the amounts recognised in profit or loss and assets and liabilities held for the year ended December 31, 2021, are as follows:

		Amount recognized at profit or loss	**Amount recognized at profit or loss related to financial instruments held at the end of the reporting period**
Gains or losses related to financial assets at fair value through profit or loss	₩	84,025	42,537
Gains or losses related to securities at fair value through other comprehensive income		447	-
Gains or losses related to derivatives		2,070	(312)
	₩	86,542	42,225

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

v) The Group recognizes the movement between levels at the time of events or changes in the situation that result in the movement between levels. For the years ended December 31, 2022 and 2021, there is no change in valuation techniques used to measure the fair value of financial instruments classified as Level 3 fair value measurements. Also, for the years ended December 31, 2022 and 2021, there is no significant change in the business environment or economic environment that affects the fair value of financial assets and financial liabilities held by the Group.

vi) Valuation techniques and unobservable input variables for financial instruments classified as Level 3

	2022			
	Valuation technique	**Carrying amount**	**Significant but unobservable inputs**	**Range**
Financial assets at fair value through profit or loss				
- Debt securities	DCF, Hull-White Credit, NAV	₩ 4,949,620	Discount rates, volatility, correlation coefficient, liquidation value, the price of an underlying asset	Discount rates 2.92% ~ 27.79% Volatility 20.93% ~ 28.49% correlation coefficient 0.5 ~ 0.9
- Equity securities	Cost model, Hull-White Credit	97,301	Volatility	Volatility 11.42%
Securities at fair value through other comprehensive income				
- Equity securities	DCF, Hull-White Credit, NAV	50,275	Discount rates, volatility	Discount rate 15.21% Volatility 0.56% ~ 1.21%
Derivative assets				
- Equity related	Monte-Carlo Simulation, Black-Scholes	1,573	Volatility	Volatility 18.27% ~ 25.22%
		₩ 5,098,769		

	2021			
	Valuation technique	**Carrying amount**	**Significant but unobservable inputs**	**Range**
Financial assets at fair value through profit or loss				
- Debt securities	DCF/ Dividend discount model, Hull-White Credit, NAV	₩ 5,007,353	Discount rates, liquidation value, the price of an underlying asset	Discount rates 0.07% ~ 27.3%
- Equity securities	Cost model	1,500	-	-
Securities at fair value through other comprehensive income				
- Equity securities	DCF, NAV	6,306	Discount rates	Discount rate 14.36%
Derivative assets				
- Equity related	Monte-Carlo Simulation, Black-Scholes	47	Volatility	Volatility 18.94% ~ 23.89%
		₩ 5,015,206		

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. Fair value of financial instruments (continued)

(a) Financial instruments measured at fair value (continued)

vii) Sensitivity analysis by variation of unobserved variables

If other input variables remain constant for the fair value of a financial instrument measured at fair value, the effect of a significant but unobservable input variable fluctuating reasonably on the reporting date is as follows:

		2022	
		Favorable change	**Unfavorable change**
Financial assets at fair value through profit or loss (*1)	₩	29,110	(29,565)
Securities at fair value through other comprehensive income (*1)		1,264	(1,230)
Derivative assets (*2)		39	(116)
	₩	30,413	(30,911)

(*1) The fair value volatility is calculated by increasing or decreasing the major unobservable input variables, liquidation value (-1% to 1%) and discount rate (-1% to 1%).
(*2) The fair value volatility is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

		2021	
		Favorable change	**Unfavorable change**
Financial assets at fair value through profit or loss (*1)	₩	10,762	(10,333)
Derivative assets (*2)		2	(2)
	₩	10,764	(10,335)

(*1) The fair value volatility is calculated by increasing or decreasing the major unobservable input variables, discount rates (-1% to 1%). Financial instruments that are valued using the net asset value method are excluded from the analysis because it is difficult to generate significant sensitivity.
(*2) The fair value volatility is calculated by increasing or decreasing the volatility (-1% to 1%), which is a major unobservable input variable.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(b) Financial instruments at amortized cost

i) The fair value calculation method for major financial instruments measured at amortized cost is as follows:

Classification	Fair value calculation method
Cash and due from bank	The carrying amount and fair value of cash is the same, and the fair value of due from bank at amortized cost is valued at the present value of the expected cash inflows.
Loan	The fair value of the loan is the present value of the expected cash flows expected to be received discounted at a discount rate taking into account the borrower's credit risk.
Securities	The fair value of the securities at amortized cost is assessed as the present value of expected cash flows expected to be received.
Other financial assets/liabilities	Other financial assets/liabilities, are used as a proxy for fair value because it is difficult to calculate reliable expected cash flows.
Borrowings/debentures	The fair value of borrowings/debentures is assessed by the present value of expected cash flows expected to be paid.
Lease liability	The fair value of the lease liability is assessed at the present value of the expected cash flows to be paid.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2022 and 2021, are as follows:

		2022	
		Carrying amount	**Fair value**
Financial assets			
Cash and cash equivalents	₩	390,999	390,999
Due from banks at amortized cost		721,578	715,698
Securities at amortized cost			
Government bonds		19,239,337	16,512,695
Public Finance bonds		6,306,566	5,351,156
Financial institution bonds		9,990	9,962
Corporate bonds		379,712	249,253
Foreign currency securities		1,808,607	1,459,122
		27,744,212	23,582,188
Loan receivables at amortized cost			
Retail loans		5,909,962	5,907,991
Corporate loans		2,702,448	2,495,326
Public and other loans		-	-
		8,612,410	8,403,317
Receivables at amortized cost		1,123,309	1,123,309
	₩	38,592,508	34,215,511
Financial liabilities			
Borrowings	₩	11,271	11,271
Debentures			
Debentures in won		199,946	190,969
Debentures in foreign currency		443,505	420,425
		643,451	611,394
Other financial liabilities		425,429	425,429
Lease liabilities		118,702	118,702
	₩	1,198,853	1,166,796

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. Fair value of financial instruments (continued)

(b) Financial instruments at amortized cost (continued)

ii) The carrying amount and fair value of financial instruments at amortized cost as of December 31, 2022 and 2021, are as follows (continued):

		2021	
		Carrying amount	**Fair value**
Financial assets			
Cash and cash equivalents	₩	1,074,874	1,074,874
Due from banks at amortized cost		667,737	762,306
Securities at amortized cost			
Government bonds		18,563,369	19,440,619
Public Finance bonds		6,055,776	6,194,489
Financial institution bonds		89,934	91,125
Corporate bonds		319,714	304,973
Foreign currency securities		1,777,602	1,965,093
		26,806,395	27,996,299
Loan receivables at amortized cost			
Retail loans		5,844,080	5,845,875
Corporate loans		2,767,285	2,725,207
Public and other loans		41	41
		8,611,406	8,571,123
Receivables at amortized cost		1,025,259	1,025,259
	₩	38,185,671	39,429,861
Financial liabilities			
Borrowings	₩	1,855	1,855
Debentures			
Debentures in won		199,825	201,907
Debentures in foreign currency		414,820	431,954
		614,645	633,861
Other financial liabilities		367,207	367,207
Lease liabilities		131,587	131,587
	₩	1,115,294	1,134,510

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(b) Financial instruments at amortized cost (continued)

iii) As of December 31, 2022 and 2021, the fair value of each financial instrument that is not disclosed at fair value in the consolidated financial statements is classified as follows:

		2022			
		Level 1	**Level 2**	**Level 3**	**Total**
Financial assets					
Due from banks at amortized cost	₩	-	715,698	-	715,698
Securities at amortized cost					
Government bonds		16,465,851	46,844	-	16,512,695
Public Finance bonds		-	5,351,156	-	5,351,156
Financial institution bonds		-	9,962	-	9,962
Corporate bonds		-	249,253	-	249,253
Foreign currency securities		364,365	1,094,757	-	1,459,122
		16,830,216	6,751,972	-	23,582,188
Loans at amortized cost					
Retail loans		-	-	5,907,991	5,907,991
Corporate loans		-	-	2,495,326	2,495,326
		-	-	8,403,317	8,403,317
	₩	16,830,216	7,467,670	8,403,317	32,701,203
Financial liabilities					
Debentures					
Debentures in won	₩	-	-	190,969	190,969
Debentures in foreign currency		-	-	420,425	420,425
	₩	-	-	611,394	611,394

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

7. <u>Fair value of financial instruments (continued)</u>

(b) Financial instruments at amortized cost (continued)

iii) As of December 31, 2022 and 2021, the fair value of each financial instrument that is not disclosed at fair value in the consolidated financial statements is classified as follows (continued):

		2021			
		Level 1	Level 2	Level 3	Total
Financial assets					
Due from banks at amortized cost	₩	-	762,306	-	762,306
Securities at amortized cost					
Government bonds		19,378,851	61,768	-	19,440,619
Public Finance bonds		-	6,194,489	-	6,194,489
Financial institution bonds		-	91,125	-	91,125
Corporate bonds		-	304,973	-	304,973
Foreign currency securities		533,419	1,431,674	-	1,965,093
		19,912,270	8,084,029	-	27,996,299
Loans at amortized cost					
Retail loans		-	-	5,845,875	5,845,875
Corporate loans		-	-	2,725,207	2,725,207
Public and other loans		-	-	41	41
		-	-	8,571,123	8,571,123
	₩	19,912,270	8,846,335	8,571,123	37,329,728
Financial liabilities					
Debentures					
Debentures in won	₩	-	-	201,907	201,907
Debentures in foreign currency		-	-	431,954	431,954
	₩	-	-	633,861	633,861

The Group does not disclose the fair value hierarchy in relation to items that disclose the carrying amount at fair value, considering the carrying amount as a reasonable approximation of the fair value.

Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

8. Classification by categories of financial instruments

(a) Carrying amounts of financial instruments by category

As of December 31, 2022 and 2021, the carrying amounts of each financial asset and financial liability by category are as follows:

		2022						
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedge derivatives	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets								
Cash and due from banks at amortized cost	₩	-	-	1,112,577	-	-	-	1,112,577
Financial assets at fair value through profit or loss		6,662,617	-	-	-	-	-	6,662,617
Financial assets at fair value through other comprehensive income		-	10,946,361	-	-	-	-	10,946,361
Securities at amortized cost		-	-	27,744,212	-	-	-	27,744,212
Loans at amortized cost		-	-	8,612,410	-	-	-	8,612,410
Receivables at amortized cost		-	-	1,123,309	-	-	-	1,123,309
Derivative assets		5,157	-	-	89,943	-	-	95,100
	₩	6,667,774	10,946,361	38,592,508	89,943	-	-	56,296,586
Financial liabilities								
Derivative liabilities	₩	-	-	-	314,781	1,623	-	316,404
Borrowings		-	-	-	-	-	11,271	11,271
Debentures		-	-	-	-	-	643,451	643,451
Other financial liabilities		-	-	-	-	-	425,429	425,429
Lease liabilities		-	-	-	-	-	118,702	118,702
	₩	-	-	-	314,781	1,623	1,198,853	1,515,257

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

8. Classification by categories of financial instruments (continued)

(a) Carrying amounts of financial instruments by category

As of December 31, 2022 and 2021, the carrying amounts of each financial asset and financial liability by category are as follows (continued):

		2021					
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Hedge derivatives	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets							
Cash and due from banks at amortized cost	₩ -	-	1,742,611	-	-	-	1,742,611
Financial assets at fair value through profit or loss	6,653,817	-	-	-	-	-	6,653,817
Financial assets at fair value through other comprehensive income	-	14,282,949	-	-	-	-	14,282,949
Securities at amortized cost	-	-	26,806,395	-	-	-	26,806,395
Loans at amortized cost	-	-	8,611,406	-	-	-	8,611,406
Receivables at amortized cost	-	-	1,025,259	-	-	-	1,025,259
Derivative assets	1,570	-	-	4,531	-	-	6,101
	₩ 6,655,387	14,282,949	38,185,671	4,531	-	-	59,128,538
Financial liabilities							
Derivative liabilities	₩ -	-	-	141,344	307	-	141,651
Borrowings	-	-	-	-	-	1,855	1,855
Debentures	-	-	-	-	-	614,645	614,645
Other financial liabilities	-	-	-	-	-	367,207	367,207
Lease liabilities	-	-	-	-	-	131,587	131,587
	₩ -	-	-	141,344	307	1,115,294	1,256,945

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

8. Classification by categories of financial instruments (continued)

(b) Financial instrument offsetting

Details of financial instruments subject to collective offsetting agreements or similar agreements as of December 31, 2022 and 2021, are as follows:

		2022					
				Net amount of financial instruments presented in the separate statement of financial position	**Related amounts not offset by the statement of financial position**		
		Total recognized financial instruments	**Total amount of recognized financial instruments offset**		**Financial instruments**	**Cash collateral received**	**Net amount**
Financial assets							
Derivative assets	₩	95,100	-	95,100	76,586	-	18,514
Other financial instruments		30,000	-	30,000	30,000	-	-
Foreign currency loan securities		542,716	-	542,716	530,176	-	12,540
Premium receivables		145,747	-	145,747	121,315	-	24,432
	₩	813,563	-	813,563	758,077	-	55,486
Financial liabilities							
Derivative liabilities	₩	316,404	-	316,404	270,827	-	45,577
Repurchase agreement		10,000	-	10,000	10,000	-	-
Claims payable		122,083	-	122,083	121,315	-	768
	₩	448,487	-	448,487	402,142	-	46,345

		2021					
				Net amount of financial instruments presented in the separate statement of financial position	**Related amounts not offset by the statement of financial position**		
		Total recognized financial instruments	**Total amount of recognized financial instruments offset**		**Financial instruments**	**Cash collateral received**	**Net amount**
Financial assets							
Derivative assets	₩	6,101	-	6,101	4,406	-	1,695
Foreign currency loan securities		229,661	-	229,661	229,661	-	-
Premium receivables		70,087	-	70,087	45,849	-	24,238
	₩	305,849	-	305,849	279,916	-	25,933
Financial liabilities							
Derivative liabilities	₩	141,651	-	141,651	133,090	-	8,561
Claims payable		45,940	-	45,940	45,849	-	91
	₩	187,591	-	187,591	178,939	-	8,652

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

8. Classification by categories of financial instruments (continued)

(c) Transfers and servicing of financial assets

i) Financial instruments which do not meet the derecognition criteria

i-1) Repurchase agreement

The details of financial instruments which do not meet the derecognition criteria by selling the securities held by the Group on the condition that the securities held were repurchased at a fixed price among the repurchase agreements as at December 31, 2022 and 2021, are as follows:

Classification			2022	2021
Transferred assets	Securities at amortized cost	₩	11,145	-
Related liability	Disposal of repurchase agreement		10,000	-

i-2) Securities Lending Transactions

If the Group lends securities owned by itself, the ownership of the securities is transferred, but the Group must return the securities at the end of the loan period, so the Group continues to recognize the entire securities as it holds most of the risks and rewards of the securities. The carrying amount of loaned securities as of December 31, 2022 and 2021 is as follows:

Classification			2022	2021
Securities at fair value through other comprehensive income	Government bonds	₩	968,449	1,066,840
Securities at amortized cost	Government bonds		8,297,298	5,452,015
	Foreign currency loan securities		542,716	229,661
		₩	9,808,463	6,748,516

ii) Financial instruments that meet the derecognition criteria but are continuously involved.

As at December 31, 2022 and 2021, there are no financial instruments which meet the derecognition criteria, but the Group is continuously involved.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

9. <u>Significant accounting estimates and judgments</u>

In preparing the consolidated financial statements, the Group makes judgments about assumptions and assumptions about the future. These estimates and judgments are continually evaluated, taking into account other factors such as past experiences and future events that are reasonably predictable from the current situation. The accounting estimates calculated in this way may not match the actual results. The judgments on accounting estimates and assumptions that include significant risks that can materially change the carrying amounts of assets and liabilities as of the reporting date are as follows:

(a) Fair value of financial instruments

The fair value of financial instruments (e.g., over-the-counter derivatives) that are not traded in an active trading market is determined using valuation techniques. As of the end of the reporting period, the Group makes judgments regarding the selection and assumptions of various valuation techniques based on major market conditions. When the valuation model is used to determine the fair value of various financial instruments that are not traded in the normal trading market, the Group uses a variety of methods from the general valuation model to the developed self-evaluation model, in which various input variables and assumptions are applied.

(b) Allowance for credit losses and provision for unused commitments

The Group assesses the impairment of the loan receivables and establishes provisions for bad debts and for unused commitment limits. The provision for such credit losses is determined by the assumptions and variables of the model used to estimate expected cash flows for each borrower to estimate the individual bad debt allowance and the collective bad debt allowance and unused commitment allowance.

(c) Impairment of non-financial assets

The Group evaluates the existence of signs of impairment for all non-financial assets at the end of each reporting period. However, for intangible assets with indefinite useful life, the impairment test is conducted every year by comparing the recoverable amount and the carrying amount regardless of signs suggesting impairment. Other non-financial assets are being tested for impairment when there is an indication that the carrying amount will not be recoverable. To calculate the value-in-use, the management chooses an appropriate discount rate to estimate the expected future cash flows from the asset or cash-generating unit and calculate the present value of the expected future cash flows.

(d) Defined benefit obligation

The present value of defined benefit obligations may vary depending on various factors determined by actuarial methods that use many assumptions. The assumptions used to determine the net cost (benefit) of the pension include the discount rate, and changes in these assumptions will affect the carrying amount of the defined benefit obligation.

The Group determines the appropriate discount rate at the end of each year. These discount rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur when the defined benefit obligation is settled. The Group determines the appropriate discount rate by considering the interest rate of high-quality corporate bonds that are denominated in the currency in which the pension will be paid and have maturity similar to that of the related defined benefit obligation.

Other major assumptions related to defined benefit obligations are based on some current market conditions.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

9. Significant accounting estimates and judgments (continued)

(e) Premium reserves

The Group calculates the amount for future payments such as claims for contracts maintained as of the end of the reporting period according to the insurance premium and liability reserve calculation methodology and accumulates insurance reserves. Such premium reserves are determined by assumptions such as the model in the calculation methodology and the application rate and risk rate of Article 6-12 of the Insurance Business Supervisory Regulations.

10. Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2022 and 2021, are as follows:

		2022	2021
Cash and cash equivalents			
Savings account	₩	183,593	161,061
Current account		115	10,739
Others		207,291	903,074
		390,999	1,074,874
Due from banks at amortized cost			
Fixed deposit		456,451	424,683
Installment savings		228,250	228,250
Other deposits		39,181	16,170
(Credit allowance)		(2,304)	(1,366)
		721,578	667,737
	₩	1,112,577	1,742,611

(b) Restricted due from banks at amortized cost as of December 31, 2022 and 2021, are as follows:

		2022	2021	Restrictions on use
Deposits denominated in won	₩	1,273	10,321	Sales-related pledge establishment, a deposit for opening a current account, Forward transaction deposit, etc.
Deposits denominated in foreign currency		4,129	7,598	
	₩	5,402	17,919	

(c) The changes in credit loss allowance for due from banks measured at amortized cost for the years ended December 31, 2022 and 2021, are as follows:

		Designated for measurement of 12-month expected credit loss	
		2022	2021
Beginning balance of credit allowance	₩	1,366	76
Increases due to merger		-	179
Allowance		934	1,085
Others(*)		4	26
Ending balance of credit allowance	₩	2,304	1,366

(*) Other changes are due to exchange rate fluctuations.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

11. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2022 and 2021, are as follows:

		2022	2021
Deposits:			
Deposits in foreign currency	₩	26,116	34,261
Debt securities:			
Government bonds		-	501
Corporate bonds		-	3,002
Puttable stocks		28,433	39,629
Puttable equity instrument		203,497	221,355
Beneficiary certificates		5,261,050	4,753,867
Other securities		194,582	213,977
Debt securities in foreign currency		352,621	387,632
Puttable financial instrument in foreign currency		4,435	9,246
Beneficiary certificates in foreign currency		137,654	446,791
Other securities in foreign currency		356,928	427,853
		6,539,200	6,503,853
Equity securities:			
Stocks		1,500	11,648
Other securities		95,801	104,055
		97,301	115,703
		6,636,501	6,619,556
	₩	6,662,617	6,653,817

(b) Financial assets to which overlay approach were applied in accordance with Korean IFRS 1109 'Financial Instruments' and Korean IFRS 1104 'Insurance Contracts' as of December 31, 2022 and 2021, are as follows:

		2022	2021
Due from banks at fair value through profit or loss	₩	26,116	34,261
Securities at fair value through profit or loss		5,610,275	5,773,603
	₩	5,636,391	5,807,864

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying Korean IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of Korean IFRS 1104.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

11. Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with Korean IFRS 1109 'Financial Instruments' and Korean IFRS 1104 'Insurance Contracts' as of December 31, 2022 and 2021, are as follows (continued):

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the years ended December 31, 2022 and 2021, are as follows:

		2022		
		Profit or loss		Other comprehensive income (*1)
		By Korean IFRS 1109	By Korean IFRS 1039	Amount
Net gain(loss) on valuation of financial assets at fair value through profit or loss (*2)(*3)	₩	(180,901)	33,508	(214,409)
Net gain(loss) on disposal of financial assets at fair value through profit or loss (*2)(*3)		34,680	135,313	(100,633)
	₩	(146,221)	168,821	(315,042)

(*1) The policyholder's equity adjustment for the reclassification of other comprehensive income is ₩14,238 million.
(*2) The fair value measurement of profit or loss in accordance with Korean IFRS 1109 includes gains or losses on foreign exchange transactions.
(*3) Profit or loss related to fair value measurement of profit or loss that does not apply the overlay approach is excluded.

		2021		
		Profit or loss		Other comprehensive income (*1)
		By Korean IFRS 1109	By Korean IFRS 1039	Amount
Net gain(loss) on valuation of financial assets at fair value through profit or loss (*2)(*3)	₩	100,618	84,557	16,061
Net gain(loss) on disposal of financial assets at fair value through profit or loss (*2)(*3)		(382)	35,389	(35,771)
	₩	100,236	119,946	(19,710)

(*1) The policyholder's equity adjustment for the reclassification of other comprehensive income is ₩3,460 million.
(*2) The fair value measurement of profit or loss in accordance with Korean IFRS 1109 includes gains or losses on foreign exchange transactions.
(*3) Profit or loss related to fair value measurement of profit or loss that does not apply the overlay approach is excluded.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

11. <u>Financial assets at fair value through profit or loss (continued)</u>

(c) Financial assets at fair value through profit or loss

Measurement of fair value of profit or loss for the years ended December 31, 2022 and 2021, the details of adjusted profit or loss under the overlay approach related to financial assets are as follows:

		2022	2021
Gain on financial instruments measured at fair value through profit or loss			
Gain on valuation	₩	120,181	107,662
Gain on disposal		65,968	33,941
Others		238,907	161,985
		425,056	303,588
Gain on financial instruments measured at fair value through profit or loss - Overlay approach			
Gain on valuation		(107,743)	(93,158)
Gain on disposal		66,986	4,868
Gain on foreign currency translation		(81)	(259)
		(40,838)	(88,549)
		384,218	215,039
Loss on financial instruments measured at fair value through profit or loss			
Loss on valuation		339,655	89,775
Loss on disposal		65,014	33,103
		404,669	122,878
Loss on financial instruments measured at fair value through profit or loss - Overlay approach			
Loss on valuation		(321,574)	(77,422)
Loss on disposal		(33,579)	(30,817)
Loss on foreign currency translation		(727)	(20)
		(355,880)	(108,259)
	₩	48,789	14,619

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

12. Financial assets at fair value through other comprehensive income

(a) Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021, are as follows:

		2022	2021
Debt instruments:			
Government bonds	₩	4,619,529	6,938,636
Public Finance bonds		2,206,724	2,430,022
Financial institution bonds		699,901	896,840
Corporate bonds		2,344,943	2,984,531
Foreign currency debt securities		797,773	786,166
Foreign currency other securities		227,216	192,223
		10,896,086	14,228,418
Equity instruments (*1):			
Stocks		5,404	6,306
Other securities (*2)		44,871	48,225
		50,275	54,531
	₩	10,946,361	14,282,949

(*1) Designated as an equity instrument measured at fair value through other comprehensive income and exercised the option of fair value through other comprehensive income for reasons such as retention as required by policy.
(*2) The recognition of dividends related to equity instruments designated as financial instruments at fair value through other comprehensive income is the same at ₩1,389 million in both the years ended December 31, 2022 and 2021.

(b) Changes in total carrying amount

The changes in total carrying amount of debt securities at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
		12-month Expected credit loss	12-month Expected credit loss
Beginning balance (*1)	₩	14,228,418	4,332,226
Increase due to merger		-	11,310,460
Acquisition		2,005,639	810,690
Disposal and redemption		(3,257,960)	(1,870,330)
Others (*2)		(2,080,011)	(354,628)
Ending balance (*1)	₩	10,896,086	14,228,418

(*1) The total carrying amount for credit loss provisions is the amortized cost of the debt securities.
(*2) Amounts occurred due to exchange rate fluctuations.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

12. Financial assets at fair value through other comprehensive income (continued)

(c) Changes in credit loss allowance

Changes in credit loss allowance for debt securities at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

		2022 12-month Expected credit loss	2021 12-month Expected credit loss
Beginning balance (*)	₩	7,301	1,657
Increase due to merger		-	3,052
Provision for credit loss allowance		(924)	2,592
Ending balance (*)	₩	6,377	7,301

(*) The above provisions for credit loss are recognized in gains(losses) of securities at fair value through the comprehensive income and are not adjusted to the carrying amount of the asset in the consolidated statement of financial position.

(d) Policyholders' equity adjustment

The Group accounts for unrealized gains and losses on financial assets at fair value through other comprehensive income by accumulated other comprehensive income and by the policyholder's equity in accordance with the insurance industry supervision regulations. The details of accumulated other comprehensive income as of the end the year, 2022 and 2021, and gain and losses of financial assets at fair value through other comprehensive income appropriated to the policyholders' equity adjustment are as follows:

		2022	2021
Appropriated to the policyholders' equity adjustment	₩	(1,409)	(10,576)
Appropriated to the accumulated other comprehensive income		(1,853,464)	(142,969)
Tax effect		(668,256)	(54,230)
	₩	(2,523,129)	(207,775)

(e) Recognized gains and losses on financial assets at fair value through other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Gain on disposal of debt securities at fair value through other comprehensive income	₩	72,748	37,744
Loss on disposal of debt securities at fair value through other comprehensive income		(22,692)	(5,182)

(f) The details of loaned securities among securities at fair value through profit or loss as of December 31, 2022 and 2021, are as follows.

		2022	2021
Government bonds	₩	968,449	1,066,840

The Group has a securities loan agreement and transfers financial assets under the agreement, but does not meet the derecognition criteria, so the entire transferred assets are continuously recognized in the statement of financial position. There are no related liabilities as of December 31, 2022 and 2021.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

13. Securities at amortized cost

(a) As of December 31, 2022 and 2021, the securities at amortized cost are as follows:

		2022	2021
Government bonds	₩	19,239,337	18,563,369
Public Finance Bonds		6,311,032	6,060,810
Financial institution bonds		10,000	90,038
Corporate bonds		379,981	319,979
Debt securities in foreign currency		1,809,531	1,778,690
(Credit loss allowance)		(5,669)	(6,491)
	₩	27,744,212	26,806,395

(b) Changes in total carrying amount for the years ended December 31, 2022 and 2021, are as follows:

		12-month Expected credit loss	
		2022	2021
Beginning balance	₩	26,812,886	14,355,291
Increases due to merger			10,935,273
Acquisition		822,720	1,448,888
Redemption (*1)		(258,280)	(251,513)
Others (*2)		372,555	324,947
Ending balance	₩	27,749,881	26,812,886

(*1) Net redemption loss for securities at amortized cost is ₩ 5 million and ₩ 9 million and for the years ended December 31, 2022 and 2021, respectively.
(*2) Amounts occurred due to effective interest amortization and exchange rate fluctuations.

(c) Changes in credit loss allowance

Changes in credit loss allowance for securities at amortized cost for the years ended December 31, 2022 and 2021, are as follows:

		12-month Expected credit loss	
		2022	2021
Beginning balance	₩	6,491	2,752
Increases due to merger		-	699
Provision (reversal) for credit loss allowance		(822)	3,040
Ending balance	₩	5,669	6,491

(d) Among the securities at amortized cost, the details of the loaned securities as of December 31, 2022 and 2021, are as follows.

		2022	2021
Government bonds	₩	8,297,298	5,452,015
Foreign currency bonds		542,716	229,661
	₩	8,840,014	5,681,676

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

13. Securities at amortized cost (continued)

(d) Among the securities at amortized cost, the details of the loaned securities as of December 31, 2022 and 2021, are as follows (continued).

The Group has a securities loan agreement and transfers financial assets under the agreement, but does not meet the derecognition criteria, so the entire transferred assets are continuously recognized in the statement of financial position. There are no related liabilities as of the years ended December 31, 2022 and 2021.

14. Investments in associates

(a) Investments in associates as of December 31, 2022 and 2021, are as follows:

Investees	Country	Reporting date	Ownership (%) 2022	2021		Carrying value 2022	2021
Shinhan EZ General Insurance, Ltd.(*1)(*2)	Korea	December 31	-	5.46	₩	-	3,354
iPIXEL Co.,Ltd.(*1)	Korea	December 31	11.54	11.54		355	1,025
IMM Long-term Solution Private Equity Fund	Korea	December 31	29.75	-		39,695	-
Find JD Fund No.1	Korea	December 31	27.03	-		993	-
					₩	41,043	4,379

(*1) Despite the Group's ownership being less than 20%, the Group has the right to appoint directors and auditors, which can exert significant influence.
(*2) It was excluded from the associates by selling its entire stake during the current period.

(b) Changes in investment in associates for the years ended December 31, 2022 and 2021, are as follows:

2022

Investees		Beginning balance	Acquisition	Disposal	Gain or loss on equity method	Changes in equity using equity method	Impairment (*)	Ending balance
Shinhan EZ General Insurance, Ltd.	₩	3,354	-	(2,982)	(378)	6	-	-
iPIXEL Co., Ltd.		1,025	-	-	(108)	-	(562)	355
IMM Long-term Solution Private Equity Fund		-	34,981	-	4,714	-	-	39,695
Find JD Fund No.1		-	1,000	-	(7)	-	-	993
	₩	4,379	35,981	(2,982)	4,221	6	(562)	41,043

(*) The loss on equity method was continuously recorded for about a year after the acquisition of the previous term, and an impairment was recognized as it fell below cost.

2021

Investees		Beginning balance	Acquisition	Gain or loss on equity method	Changes in equity using equity method	Others(*)	Ending balance
Shinhan EZ General Insurance, Ltd.	₩	3,895	-	(709)	(9)	177	3,354
iPIXEL Co.,Ltd.		-	1,055	(30)	-	-	1,025
	₩	3,895	1,055	(739)	(9)	177	4,379

(*) The difference in investment due to the unbalanced paid-in capital increase of the investee was reflected as the profit from the disposal of the investment stocks of the associates.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

14. Investments in associates (continued)

(c) The financial position as of December 31, 2022 and 2021 and the summarized financial information of the associate related to management performance for the years ended December 31, 2022 and 2021, are as follows.

Investees		2022				
	Assets	Liabilities	Equity	Operating income	Net income	Total comprehensive income
iPIXEL Co.,Ltd.	936	304	632	17	(602)	(602)
IMM Long-term Solution Private Equity Fund	205,793	72,372	133,421	16,569	15,845	15,845
Find JD Fund No.1	3,673	19	3,654	-	(46)	(46)
	210,402	72,695	137,707	16,586	15,197	15,197

Investees	2021						
	Assets	Liabilities	Equity	Operating income	Net income	Other comprehensive income	Total comprehensive income
Shinhan EZ General Insurance, Ltd.	140,179	78,748	61,431	61,951	(6,871)	(28)	(6,899)
iPIXEL Co.,Ltd.	1,450	393	1,057	22	(700)	-	(700)
	141,629	79,141	62,488	61,973	(7,571)	(28)	(7,599)

15. Loans and receivables at amortized cost

(a) Loans and receivables at amortized cost as of December 31, 2022 and 2021, are as follows:

i) Loans at amortized cost

		2022	2021
Policy loan	₩	5,110,084	4,993,075
Mortgage loan		1,148,516	1,222,032
Credit loan		2,018,454	2,025,091
Loan secured by third party guarantee		308,251	336,640
Other loan		50,001	51,044
Deferred loan gain		4,454	3,123
(Credit loan allowance)		(27,350)	(19,599)
	₩	8,612,410	8,611,406

ii) Receivables at amortized cost

		2022	2021
Insurance receivables	₩	188,615	95,133
Receivables, etc.		91,625	103,825
Deposits		77,676	86,092
Accrued income		807,666	779,345
(Discounted present value)		(3,287)	(2,940)
(Credit loan allowance)		(38,986)	(36,196)
	₩	1,123,309	1,025,259

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. **Loans and receivables at amortized cost (continued)**

(b) Changes in total carrying value

Changes in the carrying value of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2022 and 2021, are as follows:

i) Loans at amortized cost

		December 31, 2022						
		Retail loans			**Corporate loans**			**Total**
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	
Beginning balance	₩	5,792,388	48,911	16,100	2,753,994	19,404	208	8,631,005
Transfer to (from) 12-month expected credit loss		26,562	(24,013)	(2,549)	197	-	(197)	-
Transfer to (from) lifetime expected credit loss		(38,843)	39,105	(262)	(67,886)	67,886	-	-
Transfer to (from) impaired financial asset		(8,060)	(1,225)	9,285	-	-	-	-
Origination, collection and others		86,409	(5,912)	(1,678)	(36,143)	(28,546)	-	14,130
Charge off(*)		-	-	(5,317)	-	-	-	(5,317)
Disposal		-	-	(58)	-	-	-	(58)
Ending balance	₩	5,858,456	56,866	15,521	2,650,162	58,744	11	8,639,760

(*) The uncollected amount (principal amount) of the loan receivables, which has been charged off but is still being recovered as of December 31, 2022 is ₩ 35,708 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. <u>**Loans and receivables at amortized cost (continued)**</u>

(b) Changes in total carrying value (continued)

Changes in the carrying value of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2022 and 2021, are as follows (continued):

i) *Loans at amortized cost (continued)*

		December 31, 2021						
		Retail loans			**Corporate loans**			**Total**
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	
Beginning balance	₩	3,512,096	51,343	13,855	2,864,244	154,117	-	6,595,655
Increases due to merger		2,111,556	-	477	274,665	-	106	2,386,804
Transfer to (from) 12-month expected credit loss		22,415	(21,850)	(565)	140,018	(140,018)	-	-
Transfer to (from) lifetime expected credit loss		(29,154)	29,162	(8)	(15,000)	15,000	-	-
Transfer to (from) impaired financial asset		(4,992)	(2,254)	7,246	(107)	-	107	-
Origination, collection and others		180,467	(7,490)	905	(509,826)	(9,695)	(5)	(345,644)
Charge off(*)		-	-	(5,810)	-	-	-	(5,810)
Ending balance	₩	5,792,388	48,911	16,100	2,753,994	19,404	208	8,631,005

(*) The uncollected amount (principal amount) of the loan receivables, which has been charged off but is still being recovered as of December 31, 2021, is ₩ 33,775 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(b) Changes in total carrying value (continued)

Changes in the carrying value of loans at amortized cost and receivables at amortized cost for the years ended December 31, 2022 and 2021, are as follows (continued):

ii) Receivables at amortized cost

		2022			
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance(*)	₩	2,763,508	2,455	39,469	2,805,432
Transfer (from) to 12 month expected credit losses		31	(30)	(1)	-
Transfer (from) to lifetime expected credit losses		(415)	420	(5)	-
Transfer (from) to credit- impaired financial assets		(8,319)	(955)	9,274	-
Origination, collection and others		(523,316)	284	(1,198)	(524,230)
Charge off		-	-	(4,026)	(4,026)
Ending balance(*)	₩	2,231,489	2,174	43,513	2,277,176

(*) Includes cash equivalents, the total amount of carrying value of due from banks at amortized cost.

		2021			
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance(*)	₩	1,423,981	1,067	15,025	1,440,073
Increases due to merger		1,287,481	-	7,836	1,295,317
Transfer (from) to 12 month expected credit losses		342	(334)	(8)	-
Transfer (from) to lifetime expected credit losses		(95)	95	-	-
Transfer (from) to credit- impaired financial assets		(11)	(11)	22	-
Origination, collection and others		51,810	1,638	17,517	70,965
Charge off		-	-	(923)	(923)
Ending balance(*)	₩	2,763,508	2,455	39,469	2,805,432

(*) Includes cash equivalents, the total amount of carrying value of due from banks at amortized cost.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. **Loans and receivables at amortized cost (continued)**

(c) Changes in provision for credit loss

Changes in provision for credit loss of loans at amortized cost for the years ended December 31, 2022 and 2021, are as follows:

i) Loans at amortized cost

		December 31, 2022						
		Retail loans			Corporate loans			Total
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	
Beginning balance	₩	3,811	1,200	8,309	5,162	1,052	65	19,599
Transfer to (from) 12-month expected credit loss		750	(425)	(325)	65	-	(65)	-
Transfer to (from) lifetime expected credit loss		(111)	126	(15)	(4,089)	4,089	-	-
Transfer to (from) impaired financial asset		(104)	(95)	199	-	-	-	-
Provision (allowance)		5,303	2,006	3,601	3,586	(3,397)	-	11,099
Collection		-	-	2,051	-	-	-	2,051
Charge off		-	-	(5,317)	-	-	-	(5,317)
Disposal		-	-	(81)	-	-	-	(81)
Others(*)		-	-	(1)	-	-	-	(1)
Ending balance	₩	9,649	2,812	8,421	4,724	1,744	-	27,350

(*) Amounts due to debt-to-equity conversion.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(c) Changes in provision for credit loss (continued)

Changes in provision for credit loss of loans at amortized cost for the years ended December 31, 2022 and 2021, are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2021					
		Retail loans			**Corporate loans**			**Total**
		12-month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12-month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning balance	₩	3,910	1,563	8,436	3,807	2,986	-	20,702
Increases due to merger		-	-	478	-	-	106	584
Transfer to (from) 12-month expected credit loss		617	(543)	(74)	170	(170)	-	-
Transfer to (from) lifetime expected credit loss		(116)	123	(7)	(91)	91	-	-
Transfer to (from) impaired financial asset		(94)	(174)	268	(107)	-	107	-
Provision (allowance)		(506)	231	2,938	1,383	(1,855)	(148)	2,043
Collection		-	-	2,087	-	-	-	2,087
Charge off		-	-	(5,810)	-	-	-	(5,810)
Others(*)		-	-	(7)	-	-	-	(7)
Ending balance	₩	3,811	1,200	8,309	5,162	1,052	65	19,599

(*) Amounts due to debt-to-equity conversion.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(c) Changes in provision for credit loss (continued)

Changes in provision for credit loss of loans at amortized cost for the years ended December 31, 2022 and 2021, are as follows (continued):

ii) Receivables at amortized cost

		2022			
		12 month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance(*1)	₩	2,070	539	34,953	37,562
Transfer (from) to 12 month expected credit losses		2	(1)	(1)	-
Transfer (from) to lifetime expected credit losses		(22)	25	(3)	-
Transfer (from) to credit- impaired financial assets		-	(500)	500	-
Provision for credit loss		1,021	6	6,648	7,675
Collection		-	-	74	74
Charge off		-	-	(4,026)	(4,026)
Others(*2)		5	-	-	5
Ending balance(*1)	₩	3,076	69	38,145	41,290

(*1) Includes credit loss allowance for due from banks at amortized cost.

(*2) Other changes include changes in exchange rates.

		2021			
		12 month expected credit loss	Life-time expected credit loss	Impaired financial asset	Total
Beginning balance(*1)	₩	222	31	11,625	11,878
Increases due to merger		427	-	7,836	8,263
Transfer (from) to 12 month expected credit losses		8	(3)	(5)	-
Transfer (from) to lifetime expected credit losses		(1)	1	-	-
Transfer (from) to credit- impaired financial assets		-	(2)	2	-
Provision for credit loss		1,315	512	11,288	13,115
Collection		-	-	80	80
Charge off		-	-	(923)	(923)
Others(*2)		99	-	5,050	5,149
Ending balance(*1)	₩	2,070	539	34,953	37,562

(*1) Includes credit loss allowance for due from banks at amortized cost.

(*2) Other changes include changes in exchange rates and increases in business transfers.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

15. Loans and receivables at amortized cost (continued)

(d) Changes in deferred loan origination costs for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Beginning balance	₩	3,123	(272)
Increases due to merger		-	1
Loan origination		(4,852)	(572)
Amortization		6,183	3,966
Ending balance	₩	4,454	3,123

16. Right-of-use assets

(a) The details of the right-of-use assets as of December 31, 2022 and 2021, are as follows:

		2022		
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	₩	182,000	(66,193)	115,807
Vehicle		1,433	(774)	659
	₩	183,433	(66,967)	116,466

		2021		
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	₩	193,185	(62,839)	130,346
Vehicle		1,771	(901)	870
	₩	194,956	(63,740)	131,216

(b) Changes in the right-of-use assets for the years ended December 31, 2022 and 2021, are as follows:

		2022		
		Real estate	Vehicle	Total
Beginning balance	₩	130,347	869	131,216
Acquisition		35,477	474	35,951
Disposal		(5,805)	(217)	(6,022)
Depreciation		(42,956)	(467)	(43,423)
Substitution		(1,355)	-	(1,355)
Effects of foreign currency movements		99	-	99
Ending balance	₩	115,807	659	116,466

		2021		
		Real estate	Vehicle	Total
Beginning balance	₩	52,922	833	53,755
Acquisition		90,621	527	91,148
Disposal		(9,335)	(236)	(9,571)
Depreciation		(26,167)	(473)	(26,640)
Substitution		(2,054)	-	(2,054)
Business combination		24,360	218	24,578
Ending balance	₩	130,347	869	131,216

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

16. Right-of-use assets (continued)

(c) The amount recognized in profit or loss for the years ended December 31, 2022 and 2021, are as follows:

		2022	**2021**
Depreciation of right-of-use assets	₩	43,423	26,640
Interest expenses of lease liability		2,796	1,518
Expenses related to low-value lease assets		1,104	730
Expenses related to short-term lease		66	-
		47,389	28,888
Revenues from sublease of right-of-use assets		(193)	(238)
Total	₩	47,196	28,650

(d) Total cash outflows from leases for the years ended December 31, 2022 and 2021, are as follows:

		2022	**2021**
Cash outflow of lease liability	₩	40,471	25,870
Cash outflow of low-value lease assets		1,104	730
Cash outflow of short-term lease		66	-
Total	₩	41,641	26,600

e) The estimated timing of outflow of lease liabilities as of December 31, 2022 and 2021, are as follows:

		2022		
		Real estate	**Vehicle**	**Total**
Not later than 1 month	₩	3,367	35	3,402
1 ~ 3 months		6,264	66	6,330
3 ~ 6 months		9,104	79	9,183
6 ~ 12 months		16,885	129	17,014
1 ~ 5 years		85,578	387	85,965
Later than 5 years		3,502	-	3,502
	₩	124,700	696	125,396

(*) It is classified according to the maturity section of the contracted cash flow before the discount of lease liabilities.

		2021		
		Real estate	**Vehicle**	**Total**
Not later than 1 month	₩	2,082	36	2,118
1 ~ 3 months		3,622	68	3,690
3 ~ 6 months		5,317	94	5,411
6 ~ 12 months		9,662	176	9,838
1 ~ 5 years		50,272	408	50,680
Later than 5 years		67,366	122	67,488
	₩	138,321	904	139,225

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

17. Property and equipment

(a) Details of property and equipment as of December 31, 2022 and 2021, are as follows:

		2022			
		Acquisition cost	**Accumulated depreciation**	**Accumulated Impairment**	**Carrying value**
Land	₩	12,877	-	-	12,877
Buildings		36,828	(8,257)	(7,088)	21,483
Structure		3,894	(2,405)	(505)	984
Rental property		42,095	(26,241)	-	15,854
Equipment		122,588	(84,972)	-	37,616
Other assets		140	-	-	140
	₩	218,422	(121,875)	(7,593)	88,954

(*) The accumulated depreciation of the rental properties and equipment includes the amount related to government subsidies.

		2021			
		Acquisition cost	**Accumulated depreciation**	**Accumulated Impairment**	**Carrying value**
Land	₩	12,877	-	-	12,877
Buildings		36,755	(7,705)	(7,088)	21,962
Structure		3,894	(2,269)	(506)	1,119
Rental property		56,196	(36,640)	-	19,556
Equipment		125,186	(83,504)	-	41,682
Other assets		3,269	-	-	3,269
	₩	238,177	(130,118)	(7,594)	100,465

(*) The accumulated depreciation of the rental properties and equipment includes the amount related to government subsidies.

(b) Changes in property and equipment for the years ended December 31, 2022 and 2021, are as follows:

		2022						
		Beginning balance	**Acquisitions**	**Disposals**	**Other changes(*)**	**Impair-ment**	**Deprecia-tion**	**Ending balance**
Land	₩	12,877	-	-	-	-	-	12,877
Buildings		21,962	73	-	-	-	(552)	21,483
Structure		1,119	-	-	-	-	(135)	984
Rental property		19,556	2,557	(673)	1	-	(5,587)	15,854
Equipment		41,682	6,056	(397)	4,624	-	(14,349)	37,616
Other assets		3,269	965	(61)	(4,033)	-	-	140
	₩	100,465	9,651	(1,131)	592	-	(20,623)	88,954

(*) Changes due to investment property replacement and adjustment of restoration liabilities

		2021							
		Beginning balance	**Acquisitions**	**Disposals**	**Other changes(*)**	**Impair-ment**	**Deprecia-tion**	**Business combination**	**Ending balance**
Land	₩	12,877	-	-	-	-	-	-	12,877
Buildings		29,782	3	-	-	(7,088)	(735)	-	21,962
Structure		1,819	-	-	-	(506)	(194)	-	1,119
Rental property		5,173	10,381	(300)	-	-	(3,852)	8,154	19,556
Vehicle		58	-	(54)	-	-	(4)	-	-
Equipment		18,003	19,979	(262)	2,306	-	(10,733)	12,389	41,682
Other assets		2,176	2,943	-	(2,306)	-	-	456	3,269
	₩	69,888	33,306	(616)	-	(7,594)	(15,518)	20,999	100,465

(*) Changes due to investment property replacement and adjustment of restoration liabilities

(c) As of December 31, 2022, there are no property and equipment provided as collateral.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

18. Intangible assets

(a) Details of intangible assets as of December 31, 2022 and 2021, are as follows:

		2022				2021			
		Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated - impairment loss	Carry-iyng amount	Acquisi-tion costs	Accum-ulated amortiz-ation	Accum-ulated - impairment loss	Carry-iyng amount
License	₩	13,851	-	-	13,851	13,851	-	-	13,851
Development cost(*)		449,584	(226,022)	-	223,562	234,266	(181,840)	-	52,426
Software(*)		128,556	(85,745)	-	42,811	98,976	(74,684)	-	24,292
Membership		6,602	-	(627)	5,975	7,215	-	(627)	6,588
Others		6,489	(1)	-	6,488	135,986	(50)	-	135,936
	₩	605,082	(311,768)	(627)	292,687	490,294	(256,574)	(627)	233,093

(*) The accumulated depreciation of the development cost and software includes the amount related to government subsidies.

(b) Changes in intangible assets for the years ended December 31, 2022 and 2021, are as follows:

		2022						
Investees		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair-ment loss	Amortiza-tion	Ending balance
License	₩	13,851	-	-	-	-	-	13,851
Development cost		52,426	6,060	(108)	209,981	-	(44,797)	223,562
Software		24,292	3,254	(126)	26,820	-	(11,429)	42,811
Membership		6,588	-	(600)	-	(13)	-	5,975
Others		135,936	108,602	(717)	(237,331)	-	(2)	6,488
	₩	233,093	117,916	(1,551)	(530)	(13)	(56,228)	292,687

(*) The development cost of intangible assets under development, the replacement amount to software and tangible assets, and the effect of exchange rate fluctuations.

		2021							
Investees		Beginning balance	Acquisition	Disposal	Other changes (*)	Impair-ment loss	Amortiza-tion	Business combination	Ending balance
License	₩	-	13,851	-	-	-	-	-	13,851
Development cost		35,849	316	-	25,158	-	(23,219)	14,322	52,426
Software		13,874	9,450	-	1,450	-	(7,038)	6,556	24,292
Membership		4,127	921	(1,195)	-	297	-	2,438	6,588
Others		28,065	93,785	-	(26,609)	-	(1)	40,696	135,936
	₩	81,915	118,323	(1,195)	(1)	297	(30,258)	64,012	233,093

(*) The development cost of intangible assets under development, the replacement amount with software, and the effect of exchange rate fluctuations.

(c) Goodwill

i) Allocation of goodwill

The Group's carrying amount of goodwill as of December 31, 2022 and 2021, are as follows:

		2022	2021
Insurance brokerage	₩	13,851	13,851

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

18. <u>Intangible assets (continued)</u>

(c) Goodwill (continued)

ii) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

ii-1) Explanation on evaluation method

The income approach is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

ii-2) Projection period

When evaluating the value in use, 4.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value.

ii-3) Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated at 1.00%.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Insurance brokerage	8.65	1.00

ii-4) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs are as follows:

	2023	2024	2025	2026	2027
Wage growth(%)	5.00	5.00	5.00	5.00	5.00
CPI growth(%)	2.10	0.40	1.00	1.20	1.30

ii-5) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	₩	25,286
Total carrying value		19,742
	₩	5,544

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

19. Insured assets

The details of insurance subscriptions for cash, securities and property, and equipment of the Group as of the December 31, 2022 and 2021, are as follows:

Insurance type	Insured assets	Insurance company	Amount covered	
			2022	2021
Comprehensive insurance for financial institutions	Electronic financial transaction	Meritz Fire & Marine Insurance Co., Ltd., etc ₩	500	500
Comprehensive property insurance	Comprehensive property risk Mechanical risk	Samsung Fire & Marine Insurance Co., Ltd.	135,919	138,531
	Fire	DB Insurance Co, Ltd.,	6,725	865
	Property Insurance	PTI	-	334
Executive Liability Insurance	Directors' and officers	Meritz Fire & Marine Insurance Co., Ltd., etc	50,000	50,000
Other insurance 1	Personal information leakage	Meritz Fire & Marine Insurance Co., Ltd., etc	5,500	5,000
Other insurance 2	Cash, securities	MG Non-life Insurance Co., Ltd.	480	480
Other insurance 3	Gas accident	Samsung Fire & Marine Insurance Co., Ltd.	-	380
Other insurance 4	Elevator accident	Samsung Fire & Marine Insurance Co., Ltd.	-	90
Other insurance 5	Public Liability Responsibility	PTI	-	599
		₩	199,124	196,779

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

20. Investment properties

(a) Investment properties as of December 31, 2022 and 2021, are as follows:

		2022			2021		
		Acquisition cost	**Accumulated depreciation**	**Book value**	**Acquisition cost**	**Accumulated depreciation**	**Book value**
Land	₩	6,032	-	6,032	6,032	-	6,032
Buildings		10,649	(2,071)	8,578	10,649	(1,859)	8,790
	₩	16,681	(2,071)	14,610	16,681	(1,859)	14,822

(b) Changes in investment properties for the years ended December 31, 2022 and 2021, are as follows:

Investees		**2022**		
		Beginning balance	**Depreciation**	**Ending balance**
Land	₩	6,032	-	6,032
Buildings		8,790	(212)	8,578
	₩	14,822	(212)	14,610

Investees		**2021**		
		Beginning balance	**Depreciation**	**Ending balance**
Land	₩	6,032	-	6,032
Buildings		9,002	(212)	8,790
	₩	15,034	(212)	14,822

(c) Income and expenses on investment property for the years ended December 31, 2022 and 2021, are as follows:

		2022	**2021**
Rental income	₩	1,152	1,156
Operating expenses		212	212

(d) Fair value measurement

i) The fair value of investment property as of December 31, 2022 and 2021 is as follows:

		2022	**2021**
Land	₩	7,386	7,247
Buildings		10,286	10,094
	₩	17,672	17,341

The fair value of an investment property is determined by the value measured by an independent assessment agency that has recently assessed a similar property in the area of the investment property being assessed, which is classified as Level 3 fair value based on inputs used in the valuation technique.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

20. Investment properties (continued)

(d) Fair value measurement (continued)

ii) Valuation techniques and input variables used to measure the fair value of investment property are as follows.

	Valuation techniques		2022	2021	Input variables
Land	Public Land Price Based	₩	7,386	7,247	Public land price, transaction-related prices
Buildings	Acquisition cost Based		10,286	10,094	Transactions-related prices
		₩	17,672	17,341	

21. Deferred acquisition cost

Changes in deferred acquisition cost by insurance type for the years ended December 31, 2022 and 2021, are as follows:

		2022					
		Beginning balance	Acquisition cost incurred			Amortiza-tion	Ending balance
			Cost	Expensed	Deferral		
Individual insurance							
Survival insurance	₩	28,503	10,599	(4,944)	5,655	(15,503)	18,655
Mortality insurance		988,986	653,077	(258,856)	394,221	(430,717)	952,490
Endowment insurance		19,897	22,029	(18,033)	3,996	(8,120)	15,773
		1,037,386	685,705	(281,833)	403,872	(454,340)	986,918
Group insurance							
Protection type		394	136	(20)	116	(166)	344
	₩	1,037,780	685,841	(281,853)	403,988	(454,506)	987,262

		2021						
		Beginning balance	Business combination	Acquisition cost incurred			Amortiza-tion	Ending balance
				Cost	Expensed	Deferral		
Individual insurance								
Survival insurance	₩	31,896	16,086	8,386	(2,740)	5,646	(25,125)	28,503
Mortality insurance		616,806	445,962	539,990	(246,003)	293,987	(367,769)	988,986
Endowment insurance		940	16,420	13,303	(5,882)	7,421	(4,884)	19,897
		649,642	478,468	561,679	(254,625)	307,054	(397,778)	1,037,386
Group insurance								
Protection type		590	-	170	(64)	106	(302)	394
	₩	650,232	478,468	561,849	(254,689)	307,160	(398,080)	1,037,780

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. Derivatives

(a) Notional amount

The notional amount of derivatives instruments as of December 31, 2022 and 2021, are as follows:

		2022	2021
Equity related derivatives:			
Over the counter:			
Currency forward	₩	83,525	59,673
Equity options		337,543	196,030
		421,068	255,703
Hedges:			
Fair value hedges:			
Equity futures		-	122,073
Currency forward		210,413	369,195
Currency swaps		-	12,341
Cash flow hedges:			
Currency forward		1,105,080	1,080,692
Currency swaps		2,478,262	1,856,327
Interest rate forward		1,574,675	620,658
		5,368,430	4,061,286
	₩	5,789,498	4,316,989

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. Derivatives (continued)

(b) Fair value

The fair values of derivatives held as of December 31, 2022 and 2021, are as follows:

		2022		2021	
		Assets	**Liabilities**	**Assets**	**Liabilities**
Equity related derivatives:					
Over the counter:					
Currency forward	₩	3,584	1,623	1,523	307
Equity options		1,573	-	47	-
		5,157	1,623	1,570	307
Hedges:					
Fair value hedges:					
Currency forward		4,665	635	349	9,193
Currency swaps		-	-	-	1,125
Cash flow hedges:					
Currency forward		26,167	42,577	177	34,696
Currency swaps		53,565	62,047	3,248	88,546
Interest rate forward		5,546	209,522	757	7,784
		89,943	314,781	4,531	141,344
	₩	95,100	316,404	6,101	141,651

(c) Gains or losses related to derivatives for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Gain related to derivatives			
Gain on sale	₩	21,099	10,826
Gain on valuation		92,055	11,369
		113,154	22,195
Loss related to derivatives			
Loss on sale		115,483	100,332
Loss on valuation		89,262	127,878
	₩	204,745	228,210

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. <u>Derivatives (continued)</u>

(d) Gains and losses on valuation of derivatives

Details of valuation gains and losses of derivatives for the years ended December 31, 2022 and 2021, are as follows:

		2022		
		Profit or loss		**Other comprehensive**
		Valuation gain	**Valuation loss**	**income (*)**
Equity related derivatives:				
Over the counter:				
Currency forward	₩	3,155	1,457	-
Equity options		43	943	-
		3,198	2,400	-
Hedges:				
Fair value hedges:				
Currency forward		4,445	518	-
Cash flow hedges:				
Currency forward		23,481	38,295	16,212
Currency swaps		60,486	41,816	50,493
Interest rate forward		445	6,233	(191,161)
		88,857	86,862	(124,456)
	₩	92,055	89,262	(124,456)

(*) The accumulated other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

		2021		
		Profit or loss		**Other comprehensive**
		Valuation gain	**Valuation loss**	**income (*)**
Equity related derivatives:				
Over the counter:				
Currency forward	₩	1,714	1,257	-
Equity options		-	312	-
		1,714	1,569	-
Hedges:				
Fair value hedges:				
Currency forward		295	9,144	-
Currency swaps		-	883	-
Cash flow hedges:				
Currency forward		183	56,755	957
Currency swaps		9,176	54,844	7,056
Interest rate forward		1	4,683	367
		9,655	126,309	8,380
	₩	11,369	127,878	8,380

(*) The accumulated other comprehensive income resulting from the application of cash flow hedge accounting is the amount before deducting the tax effect.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. Derivatives (continued)

(e) Gains or losses related to hedge

i) The amounts recognized in profit or loss due to the ineffectiveness of the hedge in fair value hedges for the years ended December 31, 2022 and 2021, are as follows:

Fair value hedge		December 31, 2022		
		Fair value hedge designated gains or losses (hedge item)	**Fair value hedge designated gains or losses (hedging instrument)**	**Ineffective portion of hedge recognized at profit or loss (*)**
Foreign currency translation risk	₩	20,748	(20,523)	225
Stock volatility risk		(8,306)	8,175	(131)
	₩	12,442	(12,348)	94

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

Fair value hedge		December 31, 2021		
		Fair value hedge designated gains or losses (hedge item)	**Fair value hedge designated gains or losses (hedging instrument)**	**Ineffective portion of hedge recognized at profit or loss (*)**
Foreign currency translation risk	₩	15,981	(15,235)	746
Stock volatility risk		2,844	(3,502)	(658)
	₩	18,825	(18,737)	88

(*) An ineffective portion of hedge is the difference of hedging gains or losses between the hedging instrument and the hedged item.

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2022 and 2021, are as follows:

Cash flow hedge		December 31, 2022		
		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	**Ineffective portion of hedge recognized at profit or loss (*2)**	**Amount reclassified from cash flow hedge reserves to profit or loss**
Interest rate risk	₩	(191,161)	(5,788)	-
Foreign currency translation risk		66,704	(10,846)	(67,650)
Discontinuation of Hedging (*3)		(9,270)	-	9,270
	₩	(133,727)	(16,634)	(58,380)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.
(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item
(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has expired at the end of the reporting period.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. Derivatives (continued)

(e) Gains or losses related to hedge (continued)

ii) The amounts and the accounts affecting profit or loss and other comprehensive income due to the ineffectiveness of the hedge in cash flow hedges for the years ended December 31, 2022 and 2021, are as follows (continued):

		December 31, 2021		
Cash flow hedge		Hedge gains or losses for the reporting period recognized at other comprehensive income (*1)	Ineffective portion of hedge recognized at profit or loss (*2)	Amount reclassified from cash flow hedge reserves to profit or loss
Interest rate risk	₩	367	(4,682)	-
Foreign currency translation risk		8,013	(6,236)	(176,932)
Discontinuation of Hedging (*3)		(4,734)	-	4,734
	₩	3,646	(10,918)	(172,198)

(*1) Amount before deduction of income tax effect as other comprehensive income in the statement of comprehensive income.
(*2) Ineffective portion of hedge: difference of hedging gains or losses between the hedging instrument and the hedged item
(*3) A derivative contract to avoid the risk of cash flow changes in debt securities due to changes in interest rates, which has expired at the end of the reporting period.

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity

i) Hedging purpose and strategy

The Group trades derivative instruments to avoid exchange risk and interest rate risk and share price fluctuation risk arising from the assets of the Group. The Group applies fair value hedge accounting using currency forward, currency swap, and stock futures to avoid fair value changes due to exchange rate and stock price changes of foreign currency beneficiary certificates and bonds. The Group also applies cash flow hedge accounting using currency forward, currency swap and interest rate forward to avoid cash flow volatility caused by exchange rate and interest rate changes of foreign currency bonds and structured deposits, as well as bonds in Won.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. Derivatives (continued)

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

ii) Average hedge ratio

The nominal amount of the hedging instrument and the average hedge ratio for the years ended December 31, 2022 and 2021, are as follows:

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
		2022						
Interest rate risk								
- Nominal amount of hedging instrument	₩	176,490	202,945	18,144	815,507	361,589	-	1,574,675
- Average price		4.03%	2.28%	2.38%	2.53%	3.42%	-	
- Average hedge ratio		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%
Foreign currency risk(*)								
- Nominal amount of hedging instruments	₩	1,232,312	740,139	643,741	376,651	800,912	-	3,793,755
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	-	100.0%

(*) The average exchange rate for the hedging instrument is 1,207.18 USD/KRW, 1,340.75 EUR/KRW, 1,497.66 GBP/KRW, 827.83 AUD/KRW, 126.42 SEK/KRW.

		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
		2021						
Interest rate risk								
- Hedging instrument	₩	-	18,900	202,945	18,144	380,669	-	620,658
- Average price		-	1.78%	2.28%	2.38%	2.38%	-	
- Average hedge ratio		-	100.0%	100.0%	100.0%	100.0%	-	100.0%
Foreign currency risk (*1)								
- Hedging instruments	₩	1,404,653	738,862	683,034	238,297	231,184	22,525	3,318,555
- Average hedge ratio:		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Stock price volatility risk (*2)								
- Hedging instruments	₩	122,073	-	-	-	-	-	122,073
- Average hedge ratio:		100.0%	-	-	-	-	-	100.0%

(*1) The average exchange rate for the hedging instrument is USD/KRW 1,204.52, EUR/KRW 1,340.75, GBP/KRW 1,484.00, AUD/KRW 827.83, SEK/KRW 126.42.

(*2) The average stock price of the hedging instrument is KOSPI futures ₩ 395.24, S&P futures USD 4,627.50.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. Derivatives (continued)

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

iii) The impact of hedging instrument on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2022 and 2021.

			2022			
Classification			**Nominal amount**	**Carying value**		**Fair value changes during the period**
				Asset	**Liability**	
Fair value hedge	Currency forward	₩	210,413	4,665	635	3,927
	Interest rate forward		1,574,675	5,546	209,522	(196,949)
Cash flow hedge	Currency swap		2,478,262	53,565	62,047	67,785
	Currency forward	₩	1,105,080	26,167	42,577	519

			2021			
Classification			**Nominal amount**	**Carying value**		**FV changes during the period**
				Asset	**Liability**	
	Currency swap	₩	12,341	-	1,125	(883)
Fair value hedge	Currency forward		369,195	349	9,193	(8,849)
	Equity futures		122,073	-	-	(1,877)
	Interest rate forward		620,658	758	7,784	(4,315)
Cash flow hedge	Currency swap		1,856,327	3,248	88,546	(43,783)
	Currency forward	₩	1,080,692	177	34,696	(57,264)

iv) The impact of hedged item on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2022 and 2021.

			2022					
Classification			**Carrying value**		**Accumulated adjustments for fair value hedge**		**FV changes during the period**	**Cash flow hedge reserves**
			Asset	**Liability**	**Asset**	**Liability**		
Fair value hedge	Foreign exchange risk: Securities in foreign currencies	₩	205,470	-	-	-	(4,002)	-
Cash flow hedge	Interest rate risk: bonds in won and in foreign currencies		475,027	-	-	-	-	(124,271)
	Foreign exchange risk: bonds and loans in foreign currencies	₩	2,778,511	-	-	-	(14,702)	39,258

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

22. **Derivatives (continued)**

(f) Effects of hedge accounting on statement of financial position, statement of comprehensive income, and statement of changes in equity (continued)

iv) The impact of hedged item on statement of financial position, statement of comprehensive income, statement of changes in equity designated as of December 31, 2022 and 2021 (continued).

		2021						
	Classification	Carrying value		Accumulated adjustments for fair value hedge		FV changes during the period	Cash flow hedge reserves	
		Asset	Liability	Asset	Liability			
Fair value hedge	Foreign exchange risk: Securities in foreign currencies	₩ 415,693	-	-	-	15,819	-	
	Stock price volatility risk	124,391	-	-	-	2,844	-	
Cash flow hedge	Interest rate risk: bonds in won and in foreign currencies	607,062	-	-	-	-	76,160	
	Foreign exchange risk: bonds and loans in foreign currencies	₩ 2,848,303	-	-	-	132,009	(27,446)	

(g) As of December 31, 2022, due from banks restricted on the use of derivative trading is ₩3,461 million (₩16,137 million as of December 31, 2021). Of these, there is no amount restricted on use, deposited at Shinhan Securities Co., Ltd., a related party as of December 31, 2022.

(h) For the year ended December 31, 2022, financial assets of ₩377,095 million (₩225,112 million as of December 31, 2021) are provided as collateral to financial institutions such as Samsung Futures Co., Ltd. for derivatives transactions. Of these, the collateral amount provided to the related party, Shinhan Securities Co., Ltd. and Shinhan bank Co., Ltd. is ₩10,019 million and ₩12,609 million, respectively.

23. **Other assets**

Other assets as of December 31, 2022 and 2021, are as follows:

		2022	2021
Reinsurance assets	₩	295,621	47,050
Prepaid expense		75,613	65,546
Prepayments		1,260	1,583
Others		578	809
	₩	373,072	114,988

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

24. Secured Assets

The assets provided as collateral as of December 31, 2022 and 2021, are as follows:

		2022	2021	Reason for provision of collateral
Securities at fair value through other comprehensive income	₩	572,870	23,840	Derivatives
Securities at amortized cost		198,732	257,569	Derivatives, overdraft, compensation joint fund, borrowings
Investment property		624	624	Settlement of mortgage loan
Time Deposits		2,025	1,870	Pledge
	₩	774,251	283,903	

25. Insurance contract liabilities

(a) Details of insurance contract liabilities

Details of insurance contract liabilities as of December 31, 2022 and 2021, are as follows:

		2022	2021
Fixed-interest	₩	26,457,816	24,416,006
Variable-interest		26,912,102	28,962,785
	₩	53,369,918	53,378,791

(b) Details of insurance contract liabilities by insurance risk classification

Details of insurance contract liabilities by insurance risk classification as of December 31, 2022 and 2021, are as follows:

		2022							
		Individual insurance				Group insurance			
		Survival	Morta-lity	Endow-ment	Sub-total	Protec-tion	Sav-ings	Sub-total	Total
Premium reserve	₩	13,833,935	29,804,096	7,493,631	51,131,662	13,556	66	13,622	51,145,284
Guaranteed reserve		20,514	278,826	745	300,085	-	-	-	300,085
Unearned premium reserve		2	1,642	-	1,644	1	-	1	1,645
Reserve for outstanding claims		275,089	1,182,023	338,747	1,795,859	14,154	-	14,154	1,810,013
Reserve for policyholder's dividends		59,670	50,356	92	110,118	2	-	2	110,120
Excess participating policyholder dividend reserve		1,616	-	-	1,616	-	-	-	1,616
Reserve for loss from participating insurance		1,155	-	-	1,155	-	-	-	1,155
	₩	14,191,981	31,316,943	7,833,215	53,342,139	27,713	66	27,779	53,369,918

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

25. Insurance contract liabilities (continued)

(b) Details of insurance contract liabilities by insurance risk classification (continued)

Details of insurance contract liabilities by insurance risk classification as of December 31, 2022 and 2021, are as follows (continued):

				2021					
		Individual insurance				Group insurance			
		Survival	Morta-lity	Endow-ment	Total	Protec-tion	Sav-ings	Sub-total	Total
Premium reserve	₩	14,192,367	27,923,247	8,970,542	51,086,156	15,609	64	15,673	51,101,829
Guaranteed reserve		24,717	284,474	871	310,062	-	-	-	310,062
Unearned premium reserve		1	1,660	-	1,661	8	-	8	1,669
Reserve for outstanding claims		266,157	1,137,857	424,897	1,828,911	14,376	-	14,376	1,843,287
Reserve for policyholder's dividends		64,526	54,714	114	119,354	2	-	2	119,356
Excess participating policyholder dividend reserve		1,635	-	-	1,635	-	-	-	1,635
Reserve for loss from participating insurance		953	-	-	953	-	-	-	953
	₩	14,550,356	29,401,952	9,396,424	53,348,732	29,995	64	30,059	53,378,791

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

25. Insurance contract liabilities (continued)

(c) Changes in insurance contract liabilities

Changes in the terms of the insurance contract liabilities for the years ended December 31, 2022 and 2021, are as follows:

		2022		
		Insurance contracts with fixed-interest	Interest contracts with variable-interest	Total
Beginning balance	₩	24,416,006	28,962,785	53,378,791
Reserve (*)		2,041,810	(2,050,683)	(8,873)
Ending balance	₩	26,457,816	26,912,102	53,369,918

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

		2021		
		Insurance contracts with fixed-interest	Interest contracts with variable-interest	Total
Beginning balance	₩	10,265,744	17,847,923	28,113,667
Increases due to merger		12,981,945	11,491,957	24,473,902
Reserve (*)		1,168,317	(377,095)	791,222
Ending balance	₩	24,416,006	28,962,785	53,378,791

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(d) Changes in insurance contract liabilities by insurance risk classification

Changes in insurance contract liabilities by insurance risk classification for the years ended December 31, 2022 and 2021, are as follows:

		2022							
		Individual insurance				Group insurance			
		Survival	Morta-lity	Endow-ment	Sub-total	Protec-tion	Sav-ings	Sub-total	Total
Beginning balance	₩	14,550,356	29,401,952	9,396,424	53,348,732	29,995	64	30,059	53,378,791
Reserve (reversal) (*)		(358,375)	1,914,991	(1,563,209)	(6,593)	(2,282)	2	(2,280)	(8,873)
Ending balance	₩	14,191,981	31,316,943	7,833,215	53,342,139	27,713	66	27,779	53,369,918

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets, including amounts related to exchange rate fluctuations.

		2021							
		Individual insurance				Group insurance			
		Survival	Morta-lity	Endow-ment	Sub-total	Protec-tion	Sav-ings	Sub-total	Total
Beginning balance	₩	6,221,422	14,476,160	7,382,194	28,079,776	33,829	62	33,891	28,113,667
Increases due to merger		8,285,846	13,462,702	2,725,354	24,473,902	-	-	-	24,473,902
Reserve (reversal) (*)		43,088	1,463,090	(711,124)	795,054	(3,834)	2	(3,832)	791,222
Ending balance	₩	14,550,356	29,401,952	9,396,424	53,348,732	29,995	64	30,059	53,378,791

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets, including amounts related to exchange rate fluctuations.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

26. Liability Adequacy Test (LAT)

(a) Scope

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2022. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

(b) Calculation overview

In the Liquidity Adequacy Test (LAT), the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group's own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

(c) The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

| Classification | Assumptions | | | Measurement basis |
	Dec 31, 2022	Dec 31, 2021	Jan 1, 2021	
Discount rate	-2.838% ~ 21.144%	-3.39% ~ 19.541%	-3.623% ~ 23.477%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service
Mortality rate	9% ~ 771%	16% ~ 751%	10.38% ~ 585.90%	- Other than general death: the ratio of accident insurance premiums to on-level risk insurance premiums by risk security and elapsed period based on the last five years' experience statistics - General mortality: Ratio of actual mortality to the latest expected mortality rate
Surrender ratio	0% ~ 78%	0% ~ 84%	0.53% ~ 29.83%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

(*) Among the projected ratios, the acquisition cost was calculated based on the amount to be executed in the future according to the Group's internal recruitment allowance regulations, and the maintenance cost was calculated by reflecting the Group's future project cost policy based on the recent one-year experience statistics.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

26. <u>Liability Adequacy Test (LAT) (continued)</u>

(d) The result of liability adequacy test as of December 31, 2022 and 2021, are as follows:

		December 31, 2022		
		Provisions for test	**LAT base**	**Premium loss (surplus)**
Participating:				
Fixed interest	₩	1,388,054	1,679,179	(291,125)
Variable interest		2,082,019	2,890,311	(808,292)
Non- Participating:				
Fixed interest		20,382,784	6,245,441	14,137,343
Variable interest		21,124,126	17,994,755	3,129,371
Variable insurance		147,988	(1,104,320)	1,252,308
Joint reinsurance		240,720	135,465	105,255
	₩	45,365,691	27,840,831	17,524,860

		December 31, 2021		
		Provisions for test	**LAT base**	**Premium loss (surplus)**
Participating:				
Fixed interest	₩	1,371,625	2,098,387	(726,762)
Variable interest		2,099,040	3,024,911	(925,871)
Non- Participating:				
Fixed interest		18,749,426	8,155,797	10,593,629
Variable interest		23,059,035	21,378,217	1,680,818
Variable insurance		109,753	(1,437,388)	1,547,141
	₩	45,388,879	33,219,924	12,168,955

		January 1, 2021		
		Provisions for test	**LAT base**	**Premium loss (surplus)**
Participating:				
Fixed interest	₩	598,793	1,371,496	(772,703)
Variable interest		915,382	1,062,384	(147,002)
Non- Participating:				
Fixed interest		7,230,482	4,222,670	3,007,812
Variable interest		14,456,394	13,753,963	702,431
Variable insurance		165,259	61,212	104,047
	₩	23,366,310	20,471,725	2,894,585

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

27. <u>Adjustment of policyholder reserves</u>

		2022	2021
Valuation gains or losses of securities at fair value through other comprehensive income	₩	(1,409)	(10,576)
Valuation gains or losses of financial assets at fair value through profit or loss (Overlay approach)		(207)	14,031
Loss on investments in associates		-	(3)
	₩	(1,616)	3,452

28. <u>Borrowings</u>

Borrowings as of December 31, 2022 and 2021, are as follows:

Type of borrowing	Lender	Currency	Date of borrowing	Maturity date	Interest rate		As at 2022	As at 2021
RP agreement	Korea Securities Finance Corp	KRW	2022-12-16	2023-03-17	3.61%	₩	10,000	-
Other borrowings (*)	-	KRW	-	-	-		1,021	1,669
	-	USD	-	-	-		250	186
						₩	11,271	1,855

(*) It is attributable to non-controlling interests.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

29. <u>Debentures</u>

Debentures as of December 31, 2022 and 2021, are as follows:

								2022
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bonds (no guarantee) (*1)	KRW	2018.06.12	2028.06.12	4.03%	10 years	₩	200,000	199,946
Subordinated bonds (no guarantee) (*1)	USD	2018.11.30	2028.11.30	5.10%	10 years		443,555	443,505
						₩	643,555	643,451

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and all subordinated bonds can be repaid on the 5th year from the date of issuance and every interest payment date thereafter.
(*2) The difference from the face amount was appropriated as the present value discount.

								2021
	Currency	Issue date	Redemption date	Contracted interest rate	Maturity		Face value	Book Value (*2)
Subordinated bonds (no guarantee) (*1)	KRW	2018.06.12	2028.06.12	4.03%	10 years	₩	200,000	199,825
Subordinated bonds (no guarantee) (*1)	USD	2018.11.30	2028.11.30	5.10%	10 years		414,925	414,820
						₩	614,925	614,645

(*1) The maturity of unsecured subordinated bonds is 10 years from the date of issuance, and all subordinated bonds can be repaid on the 5th year from the date of issuance and every interest payment date thereafter.
(*2) The difference from the face amount was appropriated as the present value discount.

30. <u>Other financial liabilities</u>

Other financial liabilities as of December 31, 2022 and 2021, are as follows:

		2022	2021
Claims payables	₩	122,160	46,800
Account payables		9,082	32,488
Accrued expense		293,351	286,782
Rental deposit		836	1,137
	₩	425,429	367,207

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

31. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of December 31, 2022 and 2021, are as follows:

		2022	2021
Present value of defined benefit obligations	₩	121,828	144,174
Fair value of plan assets		(166,628)	(176,916)
Recognized liabilities for defined benefit obligations	₩	(44,800)	(32,742)

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Beginning balance	₩	144,174	115,330
Current service cost		10,050	11,308
Interest expense		4,925	3,877
Remeasurement loss:		(25,874)	(6,351)
Demographic assumptions		(492)	-
Financial assumptions		(28,746)	(6,163)
Experience adjustment		3,364	(188)
Past service cost		8,330	795
Settlement		-	(2,480)
Salaries		(19,102)	(1,730)
Severance payment transferred to associates		(674)	(699)
Increases due to merger		-	24,124
Effects of changes in foreign currency		(1)	-
Ending balance	₩	121,828	144,174

(c) Plan assets

		2022	2021
Beginning balance	₩	176,916	123,237
Expected return		6,993	4,161
Remeasurement factors		(4,401)	(2,059)
Contributions		6,338	28,800
Benefits Paid		(19,218)	(4,813)
Increases due to merger		-	27,590
Ending balance	₩	166,628	176,916

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

31. **Employee benefits (continued)**

(d) The gains and losses related to the defined benefit plan for the years ended December 31, 2022 and 2021, are as follows.

		2022	2021
Current service cost (*)	₩	10,050	11,308
Interest expense		4,925	3,877
Past service cost		8,330	795
Settlement gain		-	(2,480)
Expected return on plan assets		(6,993)	(4,161)
	₩	16,312	9,339

(*) Above gain and loss related to the defined benefit plan are included in operating expenses and investment management expenses. Also, for the year ended December 31, 2022, the gains and losses of ₩ 853 million (₩ 1,218 million for the year ended December 31, 2021) from defined benefit plan has been replaced to property and equipment, and intangible assets.

(e) The gains and losses related to the defined contribution plan for the years ended December 31, 2022 and 2021, are as follows.

		2022	2021
Operating expenses	₩	4,505	4,484
Investment administration expenses		299	183
Other operating expenses		551	-
	₩	5,355	4,667

(*) Among gains and losses of defined contribution plan, ₩ 666 million as of December 31, 2022 (₩ 693 million as of December 31, 2021), have been reclassified to property and equipment and intangibles assets.

(f) Details of plan assets by type

The composition of plan assets as of December 31, 2022 and 2021, are as follows:

	2022			2021		
	Ratio		Amount	Ratio		Amount
Time deposits	50.11%	₩	83,496	6.28%	₩	11,117
Retirement plan	45.62%		76,014	82.09%		145,223
Others	4.27%		7,118	11.63%		20,576
	100.00%		166,628	100.00%		176,916

(g) Actuarial assumptions as of December 31, 2022 and 2021, are as follows:

		2022	2021	Description
Discount rate		5.89%	3.59%	AA0 corporate bond yields
Future salary increase rate		3.55% + increase rate	3.35%+ increase rate	Average for 5 years
Weighted average maturity		13.23 years	12.96 years	
Retirement rate		2% ~3%	1.34% ~ 7.27%	Average for 3 years
Mortality rate	Male	0.008% ~ 0.090%	0.008% ~ 0.090%	Standard rate by Korea Insurance Development Institute
	Female	0.003% ~ 0.032%	0.003% ~ 0.032%	Standard rate by Korea Insurance Development Institute

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

31. <u>Employee benefits (continued)</u>

(h) Sensitivity analysis

As of December 31, 2022 and 2021, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	2022		**2021**	
	Increase	**Decrease**	**Increase**	**Decrease**
Discount rate (1%p movement) ₩	(10,634)	12,286	(11,613)	13,399
Future salary increase rate (1%p movement)	12,465	(10,962)	13,301	(11,736)

(i) The weighted average maturities of defined benefit obligations applied as of December 31, 2022 and 2021 are 10.4 years and 11.4 years, respectively.

(j) Defined contribution plan for the year ending December 31, 2023 is expected to be ₩ 8,000 million.

32. <u>Provisions</u>

(a) Restoration liabilities

Details of changes in provisions for restoration liabilities for the years ended December 31, 2022 and 2021, are as follows:

		2022	**2021**
Restoration liabilities	₩	18,412	25,429
Unused limits		7	93
Other long-term employee benefits		13,270	12,819
Litigation liabilities		809	-
Others(*)		53,394	56,758
Ending balance	₩	85,892	95,099

(*) The amount expected to be paid in the future for the insurance refund of the insurance contract whose extinctive prescription has been completed is estimated and counted as a liability for completion of prescription. In addition, due to the dispute over the obligation to explain, the amount expected to be paid in the future is estimated and recorded as other provisions.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

32. Provisions (continued)

(b) Changes in provisions

Increase and decrease of provision for the years ended December 31, 2022 and 2021, are as follows:

Classification		Restoration liabilities		Unused limits(*2)		Other long-term employee benefits		Litigation liabilities		Other provisions	
		2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Beginning balance	₩	25,429	2,725	93	10	12,819	8,771	-	-	56,758	18,869
Increases due to merger		-	14,484	-	-	-	6,046	-	-	-	15,418
Allowance(Reverse)		11,217	9,266	(86)	83	1,915	1,332	809	-	20,718	40,313
Amount used		(18,597)	(778)	-	-	(1,872)	(1,184)	-	-	(24,082)	(17,842)
Others(*1)		363	(268)	-	-	408	(2,146)	-	-	-	-
Ending balance	₩	18,412	25,429	7	93	13,270	12,819	809	-	53,394	56,758

(*1) The effects of changes in estimates, such as the amount and discount rate over time of restoration provisions and other long-term employee benefit provisions valued at present value.

(*2) There was no significant increase in credit risk since initial recognition, and there was no significant change in credit risk for the year ended December 31, 2022.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

32. Provisions (continued)

(c) Assumptions of other long-term employee benefits

The main assumptions used to calculate the reward for long-term employees according to the Group's long-term service as of December 31, 2022 and 2021, are as follows.

		2022	2021	Description
Discount rate		5.64%	3.23%	AA0 corporate bond yields
Future salary increase rate		3.55% + increase rate	3.35%+ increase rate	Average for 5 years
Retirement rate		2% ~3%	1.34% ~ 7.27%	Average for 3 years
Mortality rate	Male	0.008% ~ 0.090%	0.008% ~ 0.090%	Standard rate by Korea Insurance Development Institute
	Female	0.003% ~ 0.032%	0.003% ~ 0.032%	Standard rate by Korea Insurance Development Institute

(d) Expected period of provision outflows

		2022				
		Expected outflow	Less than 1 year	1~3 years	3~5 years	More than 5 years
Provision(*1)	₩	19,324	12,565	621	5,342	796
Unused limits		7	6	-	-	1
Other long-term employee benefits(*2)		13,833	1,671	2,758	3,518	5,886
Litigation liabilities		809	-	809	-	-
Other liabilities		53,779	15,981	29,526	2,740	5,532

(*1) It is the expected amount to be incurred at the time of the outflow of estimated restoration expense, which is before discounting as current value.
(*2) The expected outflow of provision for other long-term employee benefits is an undiscounted amount to its current value.

33. Other liabilities

Other liabilities as of December 31, 2022 and 2021, are as follows:

		2022	2021
Advance receipts	₩	7	145
Unearned premiums		38,325	78,178
Unearned income		60,238	54,847
Deposits		27,435	24,876
Accrued VAT		59	62
Others		2,032	660
	₩	128,096	158,768

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Equity

(a) Equity as of December 31, 2022 and 2021, are as follows:

		2022	2021
Share capital:			
Ordinary shares capital	₩	578,274	578,274
Hybrid bonds:			
Hybrid bonds		299,452	299,452
Capital surplus(*):			
Capital premium		819,340	2,232,842
Other capital surplus		672	672
		820,012	2,233,514
Capital adjustment:			
Stock options		1,464	1,458
Accumulated other comprehensive income, net of tax:			
Gain or loss on financial assets at fair value through profit or loss - Overlay approach		(29,055)	189,424
Loss on financial assets at fair value through other comprehensive income		(1,853,464)	(142,969)
Equity in other comprehensive income(loss) of associates		-	(39)
Foreign currency translation adjustments for foreign operations		7,783	4,899
Net gain(loss) from cash flow hedges		(60,935)	37,847
Other comprehensive income(loss) of separate account		(136,056)	(22,849)
Remeasurement component of defined benefit obligation		(7,039)	(22,511)
		(2,078,766)	43,802
Retained earnings:			
Legal reserve		47,400	47,400
Regulatory reserve for loan losses		65,861	41,086
Unappropriated retained earnings(*)		3,749,056	1,907,577
		3,862,317	1,996,063
	₩	3,482,753	5,152,563

(*) During the period, ₩1,413,502 million was reclassified from capital surplus to retained earnings.

(b) Capital stock

Capital stock of the Group as of December 31, 2022 and 2021, are as follows:

		2022	2021
Number of authorized shares		400,000,000	400,000,000
Par value per share in won	₩	5,000	5,000
Number of issued common stocks outstanding		115,654,859	115,654,859

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Equity (continued)

(c) Hybrid bonds

Classification	Issue date	Maturity date	Interest rate		2022	2021
Hybrid bonds non-interest bearing	2020-08-11	2050-08-11	3.60%	₩	300,000	300,000
Issue cost					(756)	(756)
Deferred tax effects					208	208
Total				₩	299,452	299,452

The above new capital securities can be repaid early by the Group from five years after issuance, and the interest rate will be adjusted only once five years after the issuance date. On the other hand, the Group has the right to choose whether to extend maturity of the hybrid bond with the same covenant, upon maturity date.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

		2022									
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss			
		Gain(loss) on financial asset at fair value through profit or loss (overlay approach	Gain(loss) on financial asset at fair value through other comprehensive income	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Valuation gains and losses on derivative for cash flow hedges	Other comprehensive income or expenses of separate accounts	Gain(loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income of associates	Remeasurements of defined benefit plans	Total
Beginning balance	₩	189,424	(140,025)	(3)	4,899	37,847	(22,849)	(2,944)	(36)	(22,511)	43,802
Change due to fair value		(214,409)	(2,122,469)	4	-	-	(153,594)	(4,256)	12	-	(2,494,712)
Change due to disposal		(100,633)	(188,628)	-	-	-	-	-	-	-	(289,261)
Policyholders' equity adjustment (*)		14,238	(8,963)	-	-	-	-	(204)	(3)	-	5,068
Remeasurements of the defined benefit plans		-	-	-	-	-	-	-	-	21,472	21,472
Effects of hedge		-	-	-	-	(133,726)	-	-	-	-	(133,726)
Effects of foreign currency		-	-	-	3,831	-	-	-	-	-	3,831
Tax effects		82,325	612,884	(1)	(947)	34,944	40,387	1,141	(14)	(6,000)	764,719
Reclassification of retained earnings		-	-	-	-	-	-	-	41	-	41
Ending balance	₩	(29,055)	(1,847,201)	-	7,783	(60,935)	(136,056)	(6,263)	-	(7,039)	(2,078,766)

(*) The Group calculates the unrealized gains and losses of financial assets at fair value through other comprehensive income in accordance with the insurance business supervisory provisions, by accumulating other comprehensive income and policyholders' equity.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2022 and 2021, are as follows (continued):

	2021									
	Items that are or may be reclassified to profit or loss						**Items that will never be reclassified to profit or loss**			
	Gain(loss) on financial asset at fair value through profit or loss (overlay approach	Gain(loss) on financial asset at fair value through other comprehensive income	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Valuation gains and losses on derivative for cash flow hedges	Other comprehensive income or expenses of separate accounts	Gain(loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income of associates	Remeasurements of defined benefit plans	**Total**
Beginning balance ₩	105,115	76,497	1	-	(18,914)	17,881	(986)	(35)	(17,333)	162,226
Increases due to merger	96,091	77,643	-	-	54,274	(1,171)	-	-	(8,289)	218,548
Change due to fair value	16,061	(392,216)	(5)	-	-	(54,565)	(2,905)	(3)	-	(433,633)
Change due to disposal	(35,771)	(39,821)	-	-	-	-	-	-	-	(75,592)
Policyholders' equity adjustment (*)	3,460	26,292	1	-	-	-	204	1	-	29,958
Remeasurements of the defined benefit plans	-	-	-	-	-	-	-	-	4,291	4,291
Effects of hedge	-	-	-	-	3,646	-	-	-	-	3,646
Effects of foreign currency	-	-	-	6,758	-	-	-	-	-	6,758
Tax effects	4,468	111,580	-	(1,859)	(1,159)	15,006	743	1	(1,180)	127,600
Ending balance ₩	189,424	(140,025)	(3)	4,899	37,847	(22,849)	(2,944)	(36)	(22,511)	43,802

(*) The Group calculates the unrealized gains and losses of financial assets at fair value through other comprehensive income in accordance with the insurance business supervisory provisions, by accumulating other comprehensive income and policyholders' equity.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

34. **Equity (continued)**

(e) Retained earnings

i) Legal reserve

According to the provisions of the Commercial Law, at least 10% of the profit dividend is accumulated as a legal reserve at each settlement period until 50% of the capital is reached, and the legal reserve cannot be allocated in cash and can only be used for the maintenance of carrying forward losses and capital transfer by resolution at the general meeting of shareholders.

ii) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by Korean IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings. Reserves for loan losses are calculated by the difference between the total amount of credit loss provisions under IFRS and the total amount of credit loss provisions under supervisory regulations for each category of corporate loans, household loans, and real estate project financing loans. Such regulatory reserve is a voluntary reserve for retained earnings, and if there is an untreated loss, the reserve shall be accumulated from the time the untreated loss is treated. If the current year's reserve exceeds the reserve aimed to be accumulated as of the end of the reporting period, the excess amount may be reversed.

ii-1) Changes in regulatory reserve for loan losses for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Beginning balance	₩	65,861	41,086
Planned regulatory provision(reversal) of loan losses(*)		(1,515)	24,775
Ending balance	₩	64,346	65,861

(*) Regulatory reserves of previous financial year include temporary gain resulting from merger.

ii-2) Adjusted income after reflecting reserve for loan losses and provision for reserve for loan losses

		2022	2021
Profit for the year	₩	463,593	174,811
Regulatory provision(reversal) of loan losses		1,515	(24,775)
Adjusted income after reserve for loan losses		465,108	150,036
Adjusted income per share after reserve for loan losses in won	₩	3,928	1,782

(*) Interests from hybrid bonds are excluded.

iii) Reserve for financial soundness

Based on the insurance industry supervisory regulations, the Group estimates the liability adequacy test amount as of the end of 2022 from the target liability adequacy test amount and the insurance business supervisory enforcement regulations 6-11(3)(Reserve for financial soundness). For the year ended December 31, 2022, there are no amounts to be accumulated.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

35. <u>Share-based payment</u>

(a) Stock options as of December 31, 2022 are as follows:

Classification(*)	2018	2019	2020	2021	2022
Type	Equity-settled share-based payment			Cash-settled share-based payment	
Service period	4 years from the commencement date of the year to which the grant date belongs				
Performance conditions	Linked to relative stock price (20.0%) and linked to 4 years management index (80.0%)				
Estimated vested amount based on settlement date	398 shares	56,790 shares	44,716 shares	66,368 shares	69,950 shares

(*) Based on the performance-related stock compensation, the standard stock price (the arithmetic average of the weighted average stock price for the past two months, the past one month, and the past one week from the day before the reference date) after the year of the grant year is paid in cash. The fair value of the stock price is evaluated at the closing price of each settlement.

(b) Share-based payment expenses

Stock compensation costs calculated for the years ended December 31, 2022 and 2021, are as follows:

		2022	**2021**
Compensation costs recorded for the year	₩	2,328	3,007

(c) Accrued expenses and intrinsic value

Accrued expenses and intrinsic value as of December 31, 2022 and 2021, are as follows:

		2022	
		Accrued expenses	**Intrinsic value (*1)**
Performance-linked stock options (*2)	₩	8,354	8,354

(*1) The intrinsic value for stock options vested at 2019 was calculated based on the stock price (₩36,951) as of January 1, 2023, and the amount granted after that was calculated based on the closing price of the settlement date (₩35,200).
(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ₩1,982 million.

		2021	
		Accrued expenses	**Intrinsic value (*1)**
Performance-linked stock options (*2)	₩	7,507	7,507

(*1) The intrinsic value for stock options vested at 2018 was calculated based on the stock price (₩37,387) as of January 1, 2022, and the amount granted after that was calculated based on the closing price of the settlement date (₩36,800).
(*2) The amount to be paid to Shinhan Financial Group under the repayment payment agreement was calculated based on the closing price of the settlement date and recognized as a liability. Of this amount, the cost recognized as a liability directly deducted from the capital is ₩3,455 million.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

36. Premium income

The premium income for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Individual insurance:			
Survival	₩	661,998	663,748
Mortality		4,579,513	3,562,828
Endowment		985,094	665,118
		6,226,605	4,891,694
Group insurance:			
Protection type		2,592	4,389
	₩	6,229,197	4,896,083

37. Insurance claims paid

Details of insurance claims paid by insurance risk for the years ended December 31, 2022 and 2021, are as follows:

		2022				2021			
		Claims	Surrender value	Dividend	Total	Claims	Surrender value	Dividend	Total
Individual insurance									
Survival	₩	37,579	1,403,464	2,750	1,443,793	25,893	872,466	2,679	901,038
Mortality		337,202	1,944,821	4,854	2,286,877	261,070	1,502,263	4,164	1,767,497
Endowment		947,552	1,781,768	26	2,729,346	656,707	879,520	40	1,536,267
		1,322,333	5,130,053	7,630	6,460,016	943,670	3,254,249	6,883	4,204,802
Group insurance									
Protection		1,071	4,138	-	5,209	1,982	6,543	-	8,525
Savings		-	-	-	-	1	-	-	1
		1,071	4,138	-	5,209	1,983	6,543	-	8,526
	₩	1,323,404	5,134,191	7,630	6,465,225	945,653	3,260,792	6,883	4,213,328

38. Reinsurance transaction history by insurance company

Reinsurance transactions by insurance type for the years ended December 31, 2022 and 2021, are as follows:

		2022				
		Reinsurance expense(*)	Claims	Commissions	Subtotal	Reversal of insurance liability(*)
Individual insurance						
Survival	₩	12,822	7,173	3,702	10,875	(1,579)
Mortality		430,818	128,476	39,933	168,409	(246,869)
Endowment		569	460	40	500	(120)
		444,209	136,109	43,675	179,784	(248,568)
Group insurance						
Protection		14	14	(1)	13	(2)
	₩	444,223	136,123	43,674	179,797	(248,570)

(*) It includes reinsurance premiums of ₩ 244,855 million, reinsurance income of ₩ 7,314 million and reversal of provision for insurance liability of ₩ 242,071 million incurred in accordance with underwriting of joint reinsurance.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

38. Reinsurance transaction history by insurance company (continued)

Reinsurance transactions by insurance type for the years ended December 31, 2022 and 2021, are as follows (continued):

		2021				
		Reinsurance expense(*)	Claims	Commissions	Subtotal	Reversal of insurance liability(*)
Individual insurance						
Survival	₩	5,782	3,299	1,657	4,956	(506)
Mortality		95,771	63,439	19,235	82,674	(3,728)
Endowment		306	141	113	254	(7)
		101,859	66,879	21,005	87,884	(4,241)
Group insurance						
Protection		5	1	4	5	1
	₩	101,864	66,880	21,009	87,889	(4,240)

39. General and administrative expenses

General and administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Acquisition costs:			
Proportional commission	₩	553,506	460,574
Store operating expense		13,401	13,571
Sales promotion expense		59,552	45,512
Advertising expense		31,551	19,187
Others		27,831	23,005
		685,841	561,849
Maintenance expense:			
Salaries		121,764	94,351
Bonus		45,109	36,629
Retirement benefits		18,379	11,161
Voluntary retirement benefits		7,671	83,640
Employee benefits		59,700	38,363
Water, Lighting and Heating		26,487	18,754
Taxes and dues		72,806	49,761
Others		177,139	145,991
		529,055	478,650
Deferred acquisition costs		(403,988)	(307,160)
	₩	810,908	733,339

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

40. Investment administrative expenses

The investment administrative expenses for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Salaries	₩	9,900	7,964
Bonus		3,761	3,465
Retirement benefits		1,212	935
Honorary retirement benefits		-	2,953
Employment benefits		4,962	3,203
Communication expenses		139	121
Fees		13,346	7,643
Taxes and dues		722	449
Others		5,196	3,813
	₩	39,238	30,546

41. Net interest income

(a) Interest income for the years ended December 31, 2022 and 2021, are as follows:

		2022
Interest income:		
Cash and deposits at amortized cost	₩	41,489
Deposits at FVTPL		1,329
Securities at FVTPL		40,612
Financial assets at FVOCI		357,197
Securities at amortized cost		819,541
Loans at amortized cost		420,138
Others		5,218
	₩	1,685,524

		2021
Interest income:		
Cash and deposits at amortized cost	₩	22,555
Deposits at FVTPL		1,298
Securities at FVTPL		31,957
Financial assets at FVOCI		233,889
Securities at amortized cost		592,258
Loans at amortized cost		351,974
Others		2,594
	₩	1,236,525

(b) Interest expenses for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Interest expense:			
Overdraft	₩	-	34
Interest on borrowings		16	-
Bond issued		31,264	28,650
Interest on lease liabilities		2,796	1,518
Others		3,109	1,385
	₩	37,185	31,587

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

42. (Reversal of) Provision for credit loss allowance

Details of provision for credit loss allowance (reversal) for the years ended December 31, 2022 and 2021, are as follows:

			2022	2021
Reversal	Securities at FVOCI	₩	1,536	646
	Securities at amortized costs		913	41
	receivables at amortized costs(*)		403	3
	Allowance for unused credit commitments		86	-
		₩	2,938	690
Provisions	Securities at FVOCI		611	3,238
	Securities at amortized costs		91	3,082
	Loans at amortized costs		11,099	2,042
	Receivables at amortized costs(*)		8,078	13,118
	Allowance for unused credit commitments		-	83
			19,879	21,563
	Net amount	₩	16,941	20,873

(*) It includes (reversal of) provision for credit loss allowance of due from banks at amortized cost.

43. Gain and losses on foreign exchange transactions

Details of foreign exchange transaction income for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Gain on foreign exchange transactions:			
Foreign transactions	₩	50,993	53,321
Translations		171,829	214,768
		222,822	268,089
Loss on foreign exchange transactions:			
Foreign transactions		18,675	10,675
Translations		88,250	42,447
		106,925	53,122
	₩	115,897	214,967

44. Fees and commission income

Details of fees and commission income for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Credit related fees	₩	1,990	1,998
Loan commissions		4,963	2,155
Retirement pension management fee		2,043	2,428
Other fees and commissions in Won		44	343
	₩	9,040	6,924

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

45. Dividend income

Dividend income for the years ended December 31, 2022 and 2021 is as follows:

		2022	2021
Financial assets at FVTPL	₩	6,114	5,757
Securities at FVOCI		1,389	1,389
	₩	7,503	7,146

46. Other operating income or expenses

(a) The other operating income for the year ended December 31, 2022 are as follows:

		2022	2021
Rental income	₩	1,407	2,819
Others (*)		173,683	68,186
	₩	175,090	71,005

(*) It includes gain from the disposal of loans at amortized cost.

(b) The other operating expenses for the year ended December 31, 2022 are as follows:

		2022	2021
Investment property depreciation	₩	212	212
Others (*)		163,784	76,456
	₩	163,996	76,668

(*) It includes loss from the disposal of loans at amortized cost.

47. Non-operating income or expenses

		2022	2021
Non-operating income:			
Gain on valuation of associates' investment asset	₩	4,714	-
Gain on disposal of associates' investment asset		-	176
Gain on cancellation of right-of-use asset		880	1,795
Gain on disposal of property and equipment		100	85
Reverse on the impairment of intangible asset		-	308
Miscellaneous gains		2,679	6,505
	₩	8,373	8,869
Non-operating expenses			
Loss on valuation of associates' investment asset		493	739
Loss on disposal of associates' investment asset		535	-
Impairment of associates' investment asset		563	-
Loss on cancellation of right-of-use asset		646	1,907
Loss on disposal of property and equipment		816	255
Impairment of property and equipment		-	7,594
Impairment of intangible assets		13	11
Donations		6,388	3,391
Miscellaneous loss		16,482	23,476
		25,936	37,373
	₩	(17,563)	(28,504)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. Income tax expense

(a) Income tax expense for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Current income tax expense	₩	18,632	33,351
Adjustment for prior periods		(14,938)	563
Temporary differences		(593,410)	(64,403)
Income tax recognized in other comprehensive income		724,359	94,866
Income tax expenses	₩	134,643	64,377
Effective tax rate	%	22.51	26.91

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Profit before income taxes	₩	598,236	239,188
Income taxes at statutory tax rates		164,515	65,777
Adjustments:			
Non-taxable income		(5,459)	(1,143)
Non-deductible expense		690	1,364
Consolidated tax effect		3,032	3,219
Tax rate difference		(2,652)	(4,634)
Changes in deferred tax due to change in tax rate		(21,949)	-
Others(*)		(3,534)	(206)
Income tax expense	₩	134,643	64,377
Effective tax rate	%	22.51	26.91

(*) As of December 31, 2022, the Group is conducting an administrative lawsuit against one case (the claim amount of ₩ 8,979 million) with tax uncertainty, and it was considered likely to win, so it was reflected in terms of corporate tax assets and corporate tax expenses.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2021, are as follows:

		Beginning Balance	Profit or loss	2022 Other comprehensive income	Adjustments	Ending Balance
Deposits in foreign currency	₩	(45)	(152)	-	-	(197)
Financial assets at fair value through profit or loss		(61,202)	(1,226)	82,102	-	19,674
Financial assets at fair value through other comprehensive income		64,500	(37,862)	614,026	-	640,664
Securities at amortized costs		(574,559)	(73,173)	-	-	(647,732)
Investments in associates		1,293	(1,111)	-	-	182
Derivative instruments		38,056	(8,860)	34,945	-	64,141
Accrued income		(135,711)	11,967	-	-	(123,744)
Evaluation cost of initial investment fund		244	(336)	-	-	(92)
Deemed dividend		(10,153)	15,558	-	-	5,405
Dividend receivables		124	(5)	-	-	119
Other liabilities		123	(245)	-	-	(122)
Provisions		5,260	(3,630)	-	-	1,630
Dividend cost recovery		35,155	(11,729)	-	-	23,426
Taxation of partnership		1,662	3,617	-	-	5,279
Guaranteed reserve		85,267	(5,744)	-	-	79,523
Policyholder dividend reserve		1,609	(59)	-	-	1,550
Reserve for loss from participating insurance		262	44	-	-	306
Reserve for outstanding claims for maturity contracts		9,622	2,537	-	-	12,159
Deferred acquisition costs		(829)	164	-	-	(665)
Property and equipment, intangible assets		15,907	(5,370)	-	-	10,537
Other accrued expense		32,903	(7,382)	-	-	25,521
Gain or loss on deferred loan		(466)	(264)	-	-	(730)
Share-based payment		2,064	125	-	25	2,214
Retirement benefit obligation		4,893	(8,506)	(6,030)	-	(9,643)
Business use cars (depreciation adjustment)		28	(2)	-	-	26

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. <u>Income tax expense (continued)</u>

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2021, are as follows (continued):

		2022				
		Beginning Balance	Profit or loss	Other comprehensive income	Adjustments	Ending Balance
Subordinated foreign currency bonds	₩	6,131	7,364	-	-	13,495
Outstanding interests		(12)	(12)	-	-	(24)
Accrued interests (deposit)		(1)	7	-	-	6
Right-of-use assets		(1,502)	415	-	-	(1,087)
Unpaid allowance		36	(24)	-	-	12
Government subsidies		17	(8)	-	-	9
Loan		1,791	(65)	-	-	1,726
Deficit carried forward		15,241	(4,718)	-	-	10,523
Deferred tax asset – capital loss		(272)	272	-	-	-
Hybrid bonds		208	(8)	-	-	200
Others		(3,745)	(2,529)	(708)	-	(6,982)
	₩	(466,101)	(130,950)	724,335	25	127,309

(*) The corporate tax rate has changed due to the revision of the tax law at the end of 2022, hence tax rate of 26.5% is applied for deferred tax assets (liabilities) expected to be realized after 2023.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. <u>Income tax expense (continued)</u>

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2021, are as follows (continued):

		2021				
	Beginning Balance	Changes due to merger	Profit or loss	Other comprehensive income	Adjustments	Ending Balance
Deposits in foreign currency	₩ 240	-	(285)	-	-	(45)
Financial assets at fair value through profit or loss	(14,025)	(22,423)	7,225	(31,979)	-	(61,202)
Financial assets at fair value through other comprehensive income	(16,060)	(16,767)	(51,444)	148,771	-	64,500
Securities at amortized costs	(182,634)	(304,656)	(87,269)	-	-	(574,559)
Investments in associates	1,306	-	(15)	2	-	1,293
Derivative instruments	(23,828)	3,611	79,124	(20,851)	-	38,056
Accrued income	(69,556)	(69,565)	3,410	-	-	(135,711)
Evaluation cost of initial investment fund	73	(56)	227	-	-	244
Deemed dividend	(4,459)	(855)	(4,839)	-	-	(10,153)
Dividend receivables	124	-	-	-	-	124
Other liabilities	225	113	(215)	-	-	123
Provisions	4,505	-	755	-	-	5,260
Dividend cost recovery	14,904	16,118	4,133	-	-	35,155
Taxation of partnership	611	-	1,051	-	-	1,662
Guaranteed reserve	23,426	57,159	4,682	-	-	85,267
Policyholder dividend reserve	1,609	-	-	-	-	1,609
Excess participating policyholder dividend reserve	130	-	132	-	-	262
Reserve for outstanding claims for maturity contracts	3,099	3,246	3,277	-	-	9,622
Deferred acquisition costs	(994)	-	165	-	-	(829)
Property and equipment, intangible assets	819	9,909	5,179	-	-	15,907
Other accrued expense	10,089	8,233	14,581	-	-	32,903
Gain or loss on deferred loan	135	-	(601)	-	-	(466)
Share-based payment	1,563	-	398	-	103	2,064
Retirement benefit obligation	1,744	(1,085)	5,414	(1,180)	-	4,893
Donation payable	55	-	(55)	-	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. <u>**Income tax expense (continued)**</u>

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2021, are as follows (continued):

		2021					
		Beginning Balance	Changes due to merger	Profit or loss	Other comprehensive income	Adjustments	Ending Balance
Business use cars (depreciation adjustment)	₩	28	-	-	-	-	28
Subordinated foreign currency bonds		(3,253)	-	9,384	-	-	6,131
Outstanding interests		(13)	-	1	-	-	(12)
Accrued interests (deposit)		19	-	(20)	-	-	(1)
Right-of-use assets		(370)	95	(1,227)	-	-	(1,502)
Unpaid allowance		12	1,243	(1,219)	-	-	36
Government subsidies		28	15	(26)	-	-	17
Loan		1,791	-	-	-	-	1,791
Deficit carried forward		18,181	-	(2,940)	-	-	15,241
Deferred tax asset – capital loss		(342)	-	70	-	-	(272)
Hybrid bonds		208	-	-	-	-	208
Others		(2,377)	-	(1,368)	-	-	(3,745)
	₩	(232,987)	(315,665)	(12,315)	94,763	103	(466,101)

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. Income tax expense (continued)

(d) Deferred income tax related to items recognized in profit or loss as of December 31, 2022 and 2021, are as follows:

	January 1, 2022 (*1)		Changes		December 31, 2022	
	Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Financial assets measured at FVOCI	₩ (197,199)	54,230	(2,325,930)	614,026	(2,523,129)	668,256
Financial asset measured at FVTPL (Overlay approach)	261,274	(71,850)	(301,011)	82,326	(39,737)	10,476
Changes in the capital of associates	(54)	15	54	(15)	-	-
The accumulated other comprehensive income in separate account (*)	(31,516)	8,667	(153,594)	40,387	(185,110)	49,054
Remeasurement of the defined benefit liability	(31,049)	8,538	21,472	(6,000)	(9,577)	2,538
Stock options	2,012	(554)	(20)	26	1,992	(528)
Gains(losses) on valuation of derivative for cash flow hedge	48,714	(10,867)	(133,727)	34,945	(85,013)	24,078
Hybrid bonds	(756)	208	1	-	(755)	208
Gains and losses from foreign operations	6,758	(1,859)	3,831	(947)	10,589	(2,806)
	₩ 58,184	(13,472)	(2,888,924)	764,748	(2,830,740)	751,276

(*) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other liabilities of separate account's financial statement.

	January 1, 2021		Changes due to merger		Changes		December 31, 2021	
	Amount	Tax effect	Amount	Tax effect	Amount	Tax effect	Amount	Tax effect
Financial assets measured at FVOCI	₩ 104,153	(28,642)	107,094	(29,451)	(408,446)	112,323	(197,199)	54,230
Financial asset measured at FVTPL (Overlay approach)	144,986	(39,871)	132,540	(36,448)	(16,252)	4,469	261,274	(71,850)
Changes in the capital of associates	(47)	13	-	-	(7)	2	(54)	15
The accumulated other comprehensive income in separate account (*)	24,664	(6,783)	(1,615)	445	(54,565)	15,005	(31,516)	8,667
Remeasurements of the defined benefit liability	(23,907)	6,575	(11,434)	3,144	4,292	(1,181)	(31,049)	8,538
Stock options	2,351	(656)	-	-	(339)	102	2,012	(554)
Gains(losses) on valuation of derivative for cash flow hedge	(26,089)	7,174	74,860	(20,587)	(57)	2,546	48,714	(10,867)
Hybrid bonds	(756)	208	-	-	-	-	(756)	208
Gains and losses from foreign operations	-	-	-	-	6,758	(1,859)	6,758	(1,859)
	₩ 225,355	(61,982)	301,445	(82,897)	(468,616)	131,407	58,184	(13,472)

(*) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other liabilities of separate account's financial statement.

(e) Current tax assets and liabilities

Current tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

		2022	2021
Current tax assets			
Income tax receivables (Consolidated tax refund amount)	₩	115,727	47,508
Current tax liabilities			
Income tax payables (Consolidated tax refund amount)	₩	-	52

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

48. Income tax expense (continued)

(f) Income taxes based on gross amount

Deferred income tax assets and deferred income tax liabilities and current income tax assets and current income tax liabilities as of December 31, 2022 and 2021, are as follows:

		2022	**2021**
Deferred tax assets	₩	918,327	322,396
Deferred tax liabilities		(791,018)	(788,497)
Current tax assets		115,727	47,508
Current tax liabilities		-	(52)

49. Commitments and contingencies

(a) Insurance agreement

As of December 31, 2022, the total number and amount of contracts held by the Group under various insurance contracts with customers is 6,943,058 contracts and ₩191,252,025 million, respectively (6,908,943 contracts and ₩196,146,626 million, respectively for the year ended December 31, 2021).

(b) Reinsurance agreements

As of December 31, 2022, the Group has entered a re-insurance contract with Korean Reinsurance Company, Reinsurance Group of America Incorporated ("RGA"), Gen Re, Munich Re, Hannover Re, SCOR, PartnerRe and COVEA on cancer insurance contracts, cerebrovascular and heart disease (DP), fatal diseases (CI), death and dementia collateral. For life insurance contracts, the Group has entered a joint reinsurance with Korean Reinsurance Co., Ltd. which proportionally reinsures insurance risks and interest rate risks. In accordance with these agreements, the Group is paying reinsurance premiums to the above reinsurance companies.

(c) Pending litigations

For the year ended December 31, 2022, the Group has 58 pending litigations (Total claim amount of ₩ 4,363 million). Among these, provisions related to the litigation is accounted for ₩ 809 million, and the Group has accounted for ₩ 3,991 million as insurance liability (policy reserves) related to insurance claims. As of December 31, 2022, the result of litigation is unpredictable.

(d) Overdraft agreement

As of December 31, 2022, the Group has overdraft agreements with Shinhan Bank. The limit on overdraft is ₩400,000 million (₩130,000 million as of December 31, 2021).

(e) Unsettled credit grant and capital commitments

As of December 31, 2022, the Group's unexecuted credit contribution and contribution commitments amounted to ₩436,191 million and ₩1,626,720 million, respectively (₩460,691 million and ₩1,222,284 million, respectively as of December 31, 2021).

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

49. Commitments and contingencies (continued)

(f) Other commitments

As of December 31, 2022 and 2021, the details of payment guarantee are as follows.

Guarantee provider		2022	2021	Type of guarantee
Seoul Guarantee Insurance Co., Ltd.	₩	3,329	2,186	Deposit etc.

50. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) The related parties as of December 31, 2022, are as follows:

The parent company	Shinhan Financial Group
Entities under common control	Shinhan Bank Co., Ltd.
	Shinhan Securities Co., Ltd.(*1)
	Shinhan Card Co., Ltd.
	Jeju Bank
	Shinhan DS
	Shinhan Asset Management Co., Ltd.
	Shinhan Capital Co., Ltd.
	Shinhan Savings Bank
	Shinhan Aitas
	SHC Management Co., Ltd.
	Shinhan REITs Management Co., Ltd.
	Shinhan AI Co., Ltd.
	Shinhan Asset Trust Co., Ltd.
	Shinhan Venture Investment Co., Ltd.
	Shinhan EZ General Insurance, Ltd.(*2)
	SHBNPP Green Energy Private Special Asset Investment Trust
	SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust
	SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust
	SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2
	SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1
	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4
	SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5
	SHBNPP US Nebada Photovoltaic Private Special Asset Investment Trust
	Shinhan AIM Social Enterprise Investment Fund I

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements (continued).

(a) The related parties as of December 31, 2022, are as follows (continued):

Entities under common control	Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1
	One Shinhan Futures Fund 1
	SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2
	SHBNPP Global Professional Investment Type Private Investment Trust No.12
	Shinhan AIM Private Real Estate Investment Trust No.15
	Shinhan AIM FoF Fund 4
	Shinhan AIM Social Enterprise Investment Fund II
	SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4
	Shinhan AIM Private Real Estate Investment Trust No.13
	Shinhan AIM FoF Fund 6-A
	SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust
	SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3
	One Shinhan Futures Fund 2
	SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1
	Shinhan AIM Social Enterprise Investment Fund III
	SH Startup Venture Specialized Investment Private Equity Trust No.4
	SH Green New Deal Energy Special Asset Private Investment Trust No.3
	Shinhan AIM Private Real Estate Investment Trust No.22-A
	One Shinhan Connect New Technology Investment Fund 1
	Shinhan Global Green Energy Partnership Private Investment Trust No.1
	SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd
	One Shinhan Futures Fund 3
	SH Startup Venture Private Equity Trust No.5
	Shinhan Greenway Corporate Investment FUND NO.1

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements (continued).

(a) The related parties as of December 31, 2022, are as follows (continued):

Entities under common control	One Shinhan Connect New Technology Investment Fund 2
	Shinhan global flagship venture fund 1
	SH BGT Private Special Asset Investment Trust No.2
Associates	iPIXEL Co.,Ltd.
	IMM Long-term Solution Private Equity Fund
	Find JD Fund No.1
Associates of entities under common control	Seocho Information Command Complex Development Project PFV1
	Seocho Information Command Complex Development Project PFV2
	Midas Asset Global CRE Debt Private Fund No.6
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37
	LB Scotland Amazon Fulfillment Center Fund 29
	SHINHAN-NEO Core Industrial Technology Fund
	SHINHAN-NEO Market-Frontier 2nd Fund
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2
	Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24
	Macquarie Korea Opportunities Fund(MKOF)
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust
	Shinhan AIM Private Real Estate Investment Trust No.1
	Shinhan AIM Private Real Estate Investment Trust No.2
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]
	PCC Amberstone Private Equity Fund I
	KIAMCO POWERLOAN TRUST 4TH
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2
	Shinhan JigaeNamsan Road Private Special Asset Investment Trust
Others	Shinhan Life Shining Foundation

(*1) It has changed its company name to Shinhan Securities Co., Ltd. from Shinhan Investment corp. during the period.
(*2) During the period, it was incorporated into a subsidiary of Shinhan Financial Group, and its name was changed from BNP Paribas Cardif General Insurance to Shinhan EZ General Insurance, Ltd.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2022 and 2021, are as follows:

Related party	Account		2022	2021
The parent company				
Shinhan Financial Group	Securities at fair value through other comprehensive income	₩	26,698	50,914
	Accrued income		167	250
	Allowance for bad debt		(20)	(42)
	Current tax assets		115,462	47,508
	Accrued expenses		8,354	7,507
Entities under common control				
Shinhan Bank	Cash and due from banks at amortized cost		71,611	170,054
	Financial assets at fair value through profit or loss(*1)		2,494	1,793
	Rental deposits		12,606	10,207
	Right-of-use assets		4,822	5,432
	Account receivables		-	20,000
	Accrued income		542	363
	Allowance for bad debts		(46)	(85)
	Derivative assets		31,848	2,282
	Derivative liabilities		16,782	21,881
	Lease liabilities		4,789	5,163
	Accrued expenses		1,260	130
	Separate account liabilities(*2)		121,213	156,326
Shinhan Securities Co., Ltd.	Cash and due from banks at amortized cost		-	14,449
	Rental deposits		-	2,878
	Right-of-use assets		-	52
	Accrued income		113	131
	Allowance for bad debts		-	(20)
	Derivative assets		2,440	21
	Derivative liabilities		36,082	821
	Borrowings(*3)		167	67
Shinhan Card Co., Ltd.(*4)	Cash and due from banks at amortized cost		24,971	-
	Securities at fair value through other comprehensive income		28,712	30,184
	Account receivables		966	57
	Accrued income		539	144
	Allowance for bad debts		(665)	(35)
	Accrued expenses		4,105	5,215
	Separate account liabilities(*2)		33,236	32,555
Jeju Bank	Cash and due from banks at amortized cost		6	3
	Separate account liabilities(*2)		8,366	-
	Accrued expenses		56	31
Shinhan DS	Accrued expenses		564	6,800
Shinhan Asset Management Co., Ltd.	Financial assets at fair value through profit or loss(*1)		4,368	-
	Accrued expenses		580	117
Shinhan Capital Co., Ltd.	Borrowings(*3)		471	1,622
Shinhan Alternative Investment Management Inc.(*5)	Financial assets at fair value through profit or loss(*1)		-	3,248
Shinhan AI Co., Ltd.	Prepayments		27	-
	Accrued expenses		-	475
Total assets		₩	327,661	359,788
Total liabilities		₩	236,025	238,710

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(b) Significant balances with the related parties as of December 31, 2022 and 2021, are as follows (continued):

(*1) It is a financial instrument related to a consolidated structured entity of related parties.
(*2) It is reserve for policyholders of retirement benefits.
(*3) It is a non-controlling interest classified as liabilities for the consolidated structured entity.
(*4) During the period, Shinhan Credit Information Co., Ltd. was acquired by Shinhan Card Co., Ltd, the amount includes accrued expenses to Shinhan Credit Information Co., Ltd.
(*5) Shinhan Asset Management Co., Ltd and Shinhan Alternative Investment Management Inc. has merged on January 5, 2022, and the name of the company has changed to Shinhan Asset Management Co., Ltd.

(c) Significant transactions with the related parties for the years ended December 31, 2022 and 2021, are as follows:

Related Party	Account		2022	2021
The parent company				
Shinhan Financial Group	Interest income	₩	868	667
	Maintenance expense		5,360	2,886
	Provision (Reversal) of allowance for bad debt		(20)	19
Entities under common control				
Shinhan Bank	Interest income(*1)		1,396	314
	Fee and commission income		569	614
	Valuation gain of derivatives		28,244	3,930
	Transaction gain of derivatives		3,077	857
	Gain on foreign currency transaction		-	4,872
	Income related to financial assets measures at FVTPL(*4)		20	3
	Acquisition costs(*8)		7,994	3,111
	Maintenance expense		5,392	4,607
	Interest expense		120	306
	Provision (Reversal) of allowance for bad debts		(36)	82
	Valuation loss of derivatives		16,280	17,515
	Transaction loss of derivatives		32,925	19,004
Shinhan Securities Co., Ltd.	Interest income		62	62
	Fee and commission income		475	565
	Valuation gain of derivatives		82	-
	Acquisition costs(*8)		1	1
	Maintenance expense		139	212
	Investment management expense		-	50
	Provision (Reversal) of allowance for bad debts		(5)	20
	Valuation loss of derivatives		1,827	733
	Transaction loss of derivatives		24	216
	Other expenses(*5)		3	2
Shinhan Card Co., Ltd.(*6)	Interest income		1,181	381
	Fee and commission expense		43	333
	Miscellaneous income		-	11
	Acquisition costs(*8)		12,824	10,193
	Maintenance expense		7,481	5,513
	Provision (Reversal) of allowance for bad debts		675	14
Orange Life Insurance Co., Ltd.(*7)	Interest income		-	12
	Other income		-	1,129
	Miscellaneous income		-	11
	Maintenance expense		-	1,085
	Interest expense		-	8
Jeju Bank	Acquisition costs(*8)		581	645
	Maintenance expense		14	13
Shinhan DS	Other income		1	417
	Maintenance expense		22,102	9,574
Shinhan Aitas	Maintenance expense		12	-
	Investment management expense		42	-
Shinhan Asset Management Co., Ltd.	Investment management expense		2,051	722
Shinhan Capital Co., Ltd.	Other expenses(*5)	₩	160	408

156

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(c) Significant transactions with the related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

Related Party	Account		2022	2021
Entities under common control				
Shinhan Savings Bank	Fee and commission income	₩	8	16
Shinhan AI Co., Ltd.	Other income		-	10
	Investment management expense		1,244	1,848
SHBNPP Green Energy Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		1,037	989
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		1,119	1,169
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		892	812
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		769	1,032
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at FVTPL		116	236
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4	Income related to financial assets measures at FVTPL		1,702	1,596
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5	Income related to financial assets measures at FVTPL		2,190	1,875
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.6(*2)	Income related to financial assets measures at FVTPL		-	629
SHBNPP US Nebada Photovoltaic Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		2,726	1,425
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at FVTPL		198	411
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.6(*2)	Income related to financial assets measures at FVTPL		-	144
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1	Income related to financial assets measures at FVTPL		2,200	842
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4	Income related to financial assets measures at FVTPL		1,844	944
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust	Income related to financial assets measures at FVTPL		1,051	1,089
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	Income related to financial assets measures at FVTPL		835	434
SH Green New Deal Energy Special Asset Private Investment Trust No.3	Income related to financial assets measures at FVTPL		275	37
Shinhan AIM Private Real Estate Investment Trust No.22-A	Income related to financial assets measures at FVTPL		1,810	539
Shinhan AIM Social Enterprise Investment Fund I	Income related to financial assets measures at FVTPL		47	-
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	Income related to financial assets measures at FVTPL		190	-
Shinhan AIM FoF Fund 6-A	Income related to financial assets measures at FVTPL		308	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12	Income related to financial assets measures at FVTPL	₩	1,300	650

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. <u>Related parties (continued)</u>

(c) Significant transactions with the related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

Related Party	Account		2022	2021
Entities under common control				
Shinhan AIM Private Real Estate Investment Trust No.15	Income related to financial assets measures at FVTPL	₩	438	-
Shinhan AIM FoF Fund 4	Income related to financial assets measures at FVTPL		359	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1	Income related to financial assets measures at FVTPL		166	-
Associates of entities under common control				
Midas Asset Global CRE Debt Private Fund No.6	Income related to financial assets measures at FVTPL		1,876	1,975
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	Income related to financial assets measures at FVTPL		1,925	1,919
LB Scotland Amazon Fulfillment Center Fund 29	Income related to financial assets measures at FVTPL		723	796
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Income related to financial assets measures at FVTPL		188	292
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		101	101
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24	Income related to financial assets measures at FVTPL		785	699
Shinhan AIM Private Real Estate Investment Trust No.1	Income related to financial assets measures at FVTPL		2,176	1,889
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust (*2)	Income related to financial assets measures at FVTPL		-	279
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		303	387
Shinhan BNPP Global Infrastructure Private Investment Trust(*3)	Income related to financial assets measures at FVTPL		183	-
PCC Amberstone Private Equity Fund I	Income related to financial assets measures at FVTPL		803	801
KIAMCO POWERLOAN TRUST 4TH	Income related to financial assets measures at FVTPL		1,537	1,465
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Income related to financial assets measures at FVTPL		987	635
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Income related to financial assets measures at FVTPL		139	-
Others				
Shinhan Life Shining Foundation	Rental income		53	25
	Donations		53	25
Total income		₩	69,377	40,320
Total expense		₩	117,693	78,812

(*1) It includes gains or losses from derivatives from hedging instruments.
(*2) It has been removed from the related party during the year ended December 31, 2021, the amount refers to the transactions before its removal.
(*3) It has been removed from the related party during the year ended December 31, 2022, the amount refers to the transactions before its removal.
(*4) It is investment gains and losses from separate structured entities of the related party.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. <u>Related parties (continued)</u>

(c) Significant transactions with the related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

(*5) It includes transactions related to non-controlling interests of consolidated structured entities.
(*6) During the period, Shinhan Credit Information Co., Ltd. was acquired by Shinhan Card Co., Ltd, and it includes fees and commission expenses attributable to Shinhan Credit Information Co., Ltd.
(*7) Orange Life Insurance Co., Ltd. has merged with the related party during the year ended December 31, 2021, the amount refers to the transactions before the merger.
(*8) Deferral or amortization of acquisition cost is excluded.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021*(In millions of won)*

50. Related parties (continued)

(d) Major transaction details, such as acquisition and disposal with related parties, as of December 31, 2022 and 2021, are as follows:

		2022				
		Borrowing of funds		Investment in cash		Dividend paid
		Borrowing	Redemption	Investment	Collection	
Entities under common control						
Shinhan Bank Co., Ltd.(*1)(*2)	₩	-	749	771	2	-
Shinhan Securities Co., Ltd.(*3)		100	2	-	-	2
Shinhan Capital Co., Ltd.(*3)		85	870	-	-	28
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	1,435	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	1,732	-
SHBNPP YoungNam LNG Thermal Power Plant Private Special Asset Investment Trust		-	-	-	190	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,569	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	403	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	5,784	-	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	6,009	-	-
SHBNPP US Nebada Photovoltaic Private Special Asset Investment Trust		-	-	4,783	-	-
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	5,471	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	-	169	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	756	7,199	-
One Shinhan Futures Fund 1		-	-	-	238	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	1,000	986	-
SHBNPP Global Professional Investment Type Private Investment Trust No.12		-	-	-	720	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	4,442	-	-
Shinhan AIM FoF Fund 4		-	-	1,339	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	122	-	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	3,827	-	-
Shinhan AIM Private Real Estate Investment Trust No.13		-	-	5,032	-	-
Shinhan AIM FoF Fund 6-A		-	-	17,890	-	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	320	23	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3	₩	-	-	3,000	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(d) Major transaction details, such as acquisition and disposal with related parties, as of December 31, 2022 and 2021, are as follows (continued):

	2022				
	Borrowing of funds		**Investment in cash**		**Dividend**
	Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
Entities under common control					
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1 ₩	-	-	150	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1	-	-	-	1,180	-
Shinhan AIM Investment Finance Specialized Investment Trust No. 1	-	-	5,396	104	-
Shinhan AIM Social Enterprise Investment Fund III	-	-	1,065	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4	-	-	6,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3	-	-	4,767	26	-
Shinhan AIM Private Real Estate Investment Trust No.22-A	-	-	3,461	436	-
One Shinhan Connect New Technology Investment Fund 1	-	-	5,550	6,082	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1	-	-	6,019	230	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd	-	-	450	-	-
One Shinhan Futures Fund 3	-	-	198	-	-
Shinhan Global Bond EMP Private Equity Investment Trust	-	-	3,000	2,732	-
SH Startup Venture Private Equity Trust No.5	-	-	6,000	-	-
Shinhan Greenway Corporate Investment FUND NO.1	-	-	2,920	-	-
One Shinhan Connect New Technology Investment Fund 2	-	-	6,000	-	-
Shinhan global flagship venture fund 1	-	-	5,200	-	-
SH BGT Private Special Asset Investment Trust No.2	-	-	4,513	-	-
₩	185	1,621	115,764	30,927	30
Associates					
IMM Long-term Solution Private Equity Fund	-	-	34,981	-	-
Find JD Fund No.1	-	-	1,000	-	-
₩	-	-	35,981	-	-
Associates of entities under common control					
Midas Asset Global CRE Debt Private Fund No.6	-	-	4,889	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	-	-	1,911	-	-
LB Scotland Amazon Fulfillment Center Fund 29	-	-	-	745	-
SHINHAN-NEO Core Industrial Technology Fund	-	-	480	-	-
SHINHAN-NEO Market-Frontier 2nd Fund	-	-	900	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3 ₩	-	-	-	86	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

| | | 2022 | | | | |
| | | Borrowing of funds | | Investment in cash | | Dividend paid |
		Borrowing	Redemption	Investment	Collection	
Associates of entities under common control						
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	₩	-	-	-	1,467	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	426	4,145	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		-	-	1	-	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	3,346	-	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		-	-	-	2,215	-
SHBNPP Global Infrastructure Private Special Asset Investment Trust(*4)		-	-	-	60	-
PCC Amberstone Private Equity Fund I		-	-	-	647	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	-	1,579	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	56	66	-
	₩	-	-	12,009	11,010	-
	₩	185	1,621	163,754	41,937	30

(*1) The interest expense recognized under the lease contract signed with Shinhan Bank, a related party, during the current period is ₩120 million.

(*2) The details of increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities of related parties are included.

(*3) The details of increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities are included.

(*4) It has been removed from the related party during the year ended December 31, 2022, the amount refers to the transactions before its removal.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

		2021				
		Borrowing of funds		Investment in cash		Dividend
		Borrowing	Redemption	Investment	Collection	paid
The Parent Company						
Shinhan Financial Group	₩	-	-	-	-	50,000
Entities under common control						
Shinhan Bank Co., Ltd.(*1)(*2)		-	702	1,806	1	-
Shinhan Securities Co., Ltd.(*3)		4	8	-	-	-
Shinhan Capital Co., Ltd.(*3)		10	182	-	-	1,142
SHBNPP Green Energy Private Special Asset Investment Trust		-	-	-	942	-
SHBNPP Hangbok Ultari BTL Private Special Asset Investment Trust		-	-	-	1,701	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	421	1,672	-
SHBNPP Good morning BTL Professional Investment Type Private Special Asset Investment Trust No.1		-	-	363	110	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.4		-	-	-	1,773	-
SHBNPP Global Professional Investment Type Private Real Estate Investment Trust No.5		-	-	-	1,450	-
SHBNPP US Nebada Photovoltaic Private Special Asset Investment Trust		-	-	-	3,533	-
SHBNPP Future Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	5,123	-
SHBNPP Green Energy Professional Investment Type Private Special Asset Investment Trust No.6		-	-	-	4,405	-
Shinhan AIM Social Enterprise Investment Fund I		-	-	215	-	-
Shinhan AIM Infrastructure Professional Investment Type Private Investment Trust 1		-	-	25,406	108	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		-	-	4,000	-	-
Shinhan AIM Private Real Estate Investment Trust No.15		-	-	1,807	-	-
Shinhan AIM FoF Fund 4		-	-	1,873	-	-
Shinhan AIM Social Enterprise Investment Fund II		-	-	302	-	-
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		-	-	11,830	43	-
Shinhan AIM Private Real Estate Investment Trust No.13		-	-	2,039	-	-
Shinhan AIM FoF Fund 6-A		-	-	8,287	-	-
SHBNPP Italy VENETA Infrastructure Loan Professional Investment Type Private Investment Trust		-	-	62	-	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		-	-	9,000	-	-
One Shinhan Futures Fund 2	₩	-	-	585	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

		2021				
		Borrowing of funds		**Investment in cash**		**Dividend**
		Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
Entities under common control						
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1	₩	-	-	750	-	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.1		-	-	-	1,326	-
Shinhan AIM FoF Fund 5(*4)		-	-	15,725	1,127	-
Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	-	3,190	16	-
Shinhan AIM Social Enterprise Investment Fund III		-	-	891	-	-
SH Startup Venture Specialized Investment Private Equity Trust No.4		-	-	6,000	-	-
SH Green New Deal Energy Special Asset Private Investment Trust No.3		-	-	8,197	24	-
Shinhan AIM Private Real Estate Investment Trust No.22-A		-	-	9,614	121	-
One Shinhan Connect New Technology Investment Fund 1		-	-	36,000	-	-
Shinhan Global Green Energy Partnership Private Investment Trust No.1		-	-	5,911	-	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		-	-	450	-	-
SHBNPP Global Professional Investment Type Private Special Asset Investment Trust No.6		-	-	-	27,520	-
	₩	14	892	154,724	50,995	1,142
Associates						
iPIXEL Co., Ltd.		-	-	1,055	-	-
Associates of entities under common control						
Seocho Information Command Complex Development Project PFV2		-	-	2,250	-	-
Midas Asset Global CRE Debt Private Fund No.6		-	-	601	11	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	-	-	1,402	-
LB Scotland Amazon Fulfillment Center Fund 29		-	-	-	456	-
SHINHAN-NEO Core Industrial Technology Fund		-	-	480	-	-
SHINHAN-NEO Market-Frontier 2nd Fund		-	-	2,250	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	-	-	12,093	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	-	-	917	-
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	-	926	1,681	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	₩	-	-	2	-	-

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(d) Major financial transactions with related parties for the years ended December 31, 2022 and 2021, are as follows (continued):

		2021				
		Borrowing of funds		**Investment in cash**		**Dividend**
		Borrowing	**Redemption**	**Investment**	**Collection**	**paid**
Associates of entities under common control						
Shinhan AIM Private Real Estate Investment Trust No.1	₩	-	-	-	2,523	-
Shinhan AIM Private Real Estate Investment Trust No.2		-	-	1,910	-	-
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		-	-	1,289	6,318	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	-	-	5,346	-
PCC Amberstone Private Equity Fund I		-	-	-	548	-
KIAMCO POWERLOAN TRUST 4TH		-	-	889	45	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	-	8,458	2,552	-
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		-	-	7,443	-	-
	₩	-	-	26,498	33,892	-
	₩	14	892	182,277	84,887	51,142

(*1) The lease liability recognized in accordance with the lease contract entered with Shinhan Bank, a related party, during the year ended December 31, 2021, is ₩ 3,625 million, and the interest expense is ₩270 million.

(*2) The details of increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities of related parties are included.

(*3) The details of increase or decrease in non-controlling interests classified as liabilities related to consolidated structured entities are included.

(*4) These transactions have occurred prior to incorporation into a subsidiary during the year ended December 31, 2021.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(e) The amount of unsettled capital commitments with related parties as of December 31, 2022 and 2021 is as follows.

Related Party		2022	2021
Entities under common control			
Shinhan Bank Co., Ltd.(*)	₩	1,427	2,195
Shinhan AIM Social Enterprise Investment Fund I		-	85
Shinhan AIM Private Real Estate Investment Trust No.15		2,167	4,943
Shinhan AIM Social Enterprise Investment Fund II		60	181
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.2		1,000	-
SH BNPP Startup Venture Specialized Investment Private Equity Trust No.3		2,000	5,000
One Shinhan Futures Fund 2		-	15
SH BNPP Startup Venture Alpha Specialized Investment Private Equity Mixed Asset Trust No.1		150	300
Shinhan AIM FoF Fund 6-A		38,929	54,314
Shinhan AIM Investment Finance Specialized Investment Trust No. 1		534	5,945
Shinhan AIM FoF Fund 4		9,371	10,579
SHBNPP Europe Corporate Loan Professional Investment Type Private Investment Trust No.4		8,513	12,215
Shinhan AIM Social Enterprise Investment Fund III		1,044	2,109
SH Startup Venture Specialized Investment Private Equity Trust No.4		8,000	14,000
SH Green New Deal Energy Special Asset Private Investment Trust No.3		14,536	19,328
Shinhan AIM Private Real Estate Investment Trust No.22-A		30,320	35,272
Shinhan Global Green Energy Partnership Private Investment Trust No.1		8,538	14,543
One Shinhan Connect New Technology Investment Fund 1		3,450	9,000
One Shinhan Futures Fund 3		792	-
SHBNPP Startup Venture Alpha Specialized Private Equity Fund 2nd		150	1,050
SH Startup Venture Private Equity Trust No.5		14,000	-
Shinhan Greenway Corporate Investment FUND NO.1		5,880	-
One Shinhan Connect New Technology Investment Fund 2		34,000	-
Shinhan global flagship venture fund 1		20,800	-
SH BGT Private Special Asset Investment Trust No.2		21,351	-
		227,012	191,074
Associates			
IMM Long-term Solution Private Equity Fund		1,019	-
Associates of entities under common control			
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		3,882	-
SHBNPP Global Infrastructure Private Special Asset Investment Trust		-	6,515
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	3,000
SHINHAN-NEO Core Industrial Technology Fund		-	480
SHINHAN-NEO Market-Frontier 2nd Fund		900	1,800
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		501	548
	₩	5,283	12,343
	₩	233,314	203,417

(*) It is an unsettled capital commitment related to consolidated structured entities of the related party.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(f) The amount of unsettled capital commitments of derivatives with related parties as of December 31, 2022 and 2021 is as follows.

Related Party	Type of Derivatives		2022	2021
Entities under common control				
Shinhan Bank Co., Ltd.	Currency swap	₩	683,183	416,302
	Currency forward		342,835	410,197
Shinhan Securities Co., Ltd.	Equity options		75,436	114,426
	Equity futures		-	122,073
	Interest rate forward		319,393	64,166
		₩	1,420,847	1,127,164

(g) Details of bond transactions with key management for the years ended December 31, 2022 and 2021, are as follows:

Related Party		2022		2021	
		Buy	Sell	Buy	Sell
Entities under common control					
Shinhan Securities Co., Ltd.	₩	161,573	222,309	436,451	165,227

(h) Details of acquisitions and disposal of assets with key management for the years ended December 31, 2022 and 2021, are as follows:

Related Party	Account		2022		2021	
			Acquisition	Disposal	Acquisition	Disposal
Entities under common control						
Shinhan Bank Co., Ltd.	Right-of-use assets	₩	554	3	3,423	1,268
Shinhan Securities Co., Ltd.	Right-of-use assets		57	78	66	96
Shinhan DS	Equipment		531	-	5,863	-
	Development costs		234	-	133	-
	Software		1,681	-	2,006	-
	Rental property		-	-	1,205	-
	Other intangible assets		1,457	-	3,557	-
	Other property and equipment		2,331	-	-	-
		₩	6,845	81	16,253	1,364

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

50. Related parties (continued)

(i) Details of collateral transactions with related parties

i) The collateral provided by the Group to related parties as of December 31, 2022 and 2021 is as follows:

Collateral provider	Collateral asset		2022(*)	2021
Shinhan Bank Co., Ltd.	Time deposits	₩	760	625
	Government bonds		388,649	62,430
Shinhan Securities Co., Ltd.	Government bonds		10,019	5,043
		₩	399,428	68,098

(*) Collateral value is equivalent to the carrying value of the collateral asset.

ii) The collateral provided by the related party to the Group as of December 31, 2022 and 2021 is as follows:

Collateral lender	Collateral asset		2022	2021
Shinhan Bank Co., Ltd.	Securities	₩	10,055	10,101
Shinhan Securities Co., Ltd.	Land and buildings		-	273
		₩	10,055	10,374

(j) Details of transactions with key management for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Short -term employee benefits	₩	893	852
Share-based payment transactions		509	706
Post-employment benefits		37	18
	₩	1,439	1,576

(k) As of December 31, 2022, the amount of credit card allowance commitment provided to Shinhan Card Co., Ltd., and Shinhan Bank Co., Ltd., a related party, is ₩ 8,500 million and ₩ 98 million, respectively.

51. Earnings per share

Earnings per share for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Profit for the year	₩	463,593	174,811
Less:			
Dividends to hybrid bonds		10,800	10,800
Net profit available for common stock		452,793	164,011
Weighted average number of common shares outstanding		115,654,859	78,138,340
Basic and diluted earnings per share in won (*)	₩	3,915	2,099

(*) Because the Group does not have a potential diluted common stock and the stock options do not dilute, the diluted earnings per share in the current term and the prior term is consistent with the basic earnings per share.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

52. Separate account

(a) Details of assets and liabilities of separate account as of December 31, 2022 and 2021, are as follows:

		2022		2021	
		Separate account assets	Separate account liabilities	Separate account assets	Separate account liabilities
Retirement insurance	₩	5,331	5,331	5,593	5,593
Retirement annuity		2,626,066	2,762,122	3,578,320	3,601,169
Variable insurance		5,894,549	5,894,549	6,897,264	6,897,264
		8,525,946	8,662,002	10,481,177	10,504,026
Separate account receivable		-	(494,824)	-	(480,251)
Separate account payables		(276,984)	-	(791,161)	-
	₩	8,248,962	8,167,178	9,690,016	10,023,775

(b) Statement of financial position of separate accounts

		2022	2021
Separate account assets			
Cash and due from banks at amortized cost(*1)	₩	541,127	617,961
Financial assets at fair value through profit or Loss(*2)		5,183,650	6,132,604
Financial assets at fair value through other comprehensive income		1,528,600	2,035,462
Loans at amortized cost		813,509	768,256
Other assets		182,076	135,733
Account receivables in general accounts		276,984	791,161
Total assets	₩	8,525,946	10,481,177
Separate account liabilities			
Other liabilities(*3)		45,017	27,308
Account payables in general accounts		494,824	480,251
Total liabilities	₩	539,841	507,559
Policyholder's reserve			
Insurance contract liabilities		5,825,760	6,853,889
Investment contract liabilities		2,296,401	3,142,578
		8,122,161	9,996,467
Accumulated other comprehensive income		(136,056)	(22,849)
Total liabilities, reserve and other comprehensive income	₩	8,525,946	10,481,177

(*1) As of December 31, 2022 and 2021, the restricted deposits in relation to derivative transactions are ₩58,637 million and ₩45,750 million, respectively.
(*2) As of December 31, 2022, Shinhan Securities Co., Ltd. and 12 other financial institutions are provided with financial assets of ₩91,044 million (₩135,953 million as of December 31, 2021) as collateral for derivatives transactions.
(*3) As of December 31, 2022, ₩10,654 million (₩10,888 million as of December 31, 2021) is an initial investment amount of a separate account settled within general account. In general account, it is classified as other securities among financial assets at fair value through profit or loss. On the other hand, the initial investment amount must be repaid to the general account within three months according to the standard price of the asset in the separate account where the separate account asset exceeds 200/100 of the initial investment amount as of December 31, 2022 under Article 5-7 of the Insurance Business Supervisory Regulation.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021

(In millions of won)

52. <u>Separate account (continued)</u>

(c) Statements of profit or loss of separate accounts

		2022		2021	
		Guaranteed principal and interest type	**Participating type**	**Guaranteed principal and interest type**	**Participating type**
Income:					
Premium income	₩	-	635,091	-	488,487
Interest income		67,782	78,135	57,208	30,694
Dividend income		4,359	48,013	2,929	41,603
Fee and commission income		100	897	38	467
Gains on disposal of securities		583	-	281	-
Gains on valuation of securities		2,778	61,831	7,091	114,054
Gains on foreign exchange		186	33,775	1,252	87,667
Gains on derivative transactions		3,268	74,959	4,077	38,914
Gains on derivative valuations		-	143,631	41	49,288
Other income		28,337	46,763	10	15,075
Total income	₩	107,393	1,123,095	72,927	866,249
Expense:					
Provision(reversal) for policyholders' reserve		62,683	(1,029,943)	56,770	(386,040)
Claims paid		369	675,081	723	671,678
Minimum guaranteed death benefit expenses		-	34,172	-	24,644
Separate account invested commission		3,225	150,720	6,579	116,455
Commission paid		405	19,200	704	11,722
Provision for credit loss allowance		19	-	2,303	-
Loss on disposal of securities		34,466	381,057	972	79,995
Loss on valuation of securities		2,755	656,657	171	237,430
Loss on foreign exchange		30	13,423	341	1,998
Interest expense		253	591	15	15
Loss on derivative transactions		-	184,300	2,396	95,237
Loss on derivative valuations		3,188	-	1,953	-
Other expense		-	37,837	-	13,115
Total expense	₩	107,393	1,123,095	72,927	866,249

(*1) In accordance with the Insurance Business Supervisory Regulations 6-23, the principal and interest guarantee-type separate account, separately prepared in the statement of profit or loss is presented in the general account income statement as the total amount of "separate account income" and "separate account expenses".

(*2) In accordance with the Insurance Business Supervisory Regulations 6-23, the profits and losses of separate dividend-participating accounts are not presented in the general account income statement.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

53. Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2022 and 2021, are as follows:

		2022	2021
Cash and due from banks at amortized cost	₩	1,112,577	1,742,611
Adjustments:			
Available deposits whose expiration date exceeds 3 months from the acquisition date		(716,176)	(649,818)
Restricted deposit		(5,402)	(17,919)
	₩	390,999	1,074,874

(b) The Group has prepared statements of cash flows using indirect method, and the significant non-cash activities for the years ended December 31, 2022 and 2021, are as follows:

		2022	2021
Changes in gains(losses) on valuation of securities at fair value through other comprehensive income	₩	2,314,429	437,533
Changes in gains(losses) on overlay approach		(315,046)	(19,710)
Write-off of loans at amortized costs		(5,317)	(5,810)
Changes in policyholders' equity adjustment		(5,068)	(29,956)
Recognition of right-of-use asset and lease liability		31,239	78,186
Reclassification of payables to property, and equipment and intangible assets		1,806	18,340
Additional reserves of contingent liability		2,309	9,260
Interests payable for hybrid bonds		1,497	1,497

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2022 and 2021, are as follows:

		2022(*1)		
		Debentures(*2)	**Lease liability**	**Total**
Beginning balance	₩	616,500	131,587	748,087
Changes in cash flows		9,218	(40,471)	(31,253)
Amortization		176	2,797	2,973
Others		28,828	24,789	53,617
Ending balance	₩	654,722	118,702	773,424

(*1) Changes of other financial liabilities are not included.
(*2) Changes of borrowings are included.

		2021(*1)		
		Debentures(*2)	**Lease liability**	**Total**
Beginning balance	₩	583,016	62,362	645,378
Changes in cash flows		(1,237)	(25,870)	(27,107)
Amortization		176	1,518	1,694
Others		34,545	93,577	128,122
Ending balance	₩	616,500	131,587	748,087

(*1) Changes of other financial liabilities are not included.
(*2) Changes of borrowings are included.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

54. Investment in subsidiaries

(a) Summary of financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group's major subsidiaries as of December 31, 2022 and 2021 is as follows:

Investees		2022			2021		
		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Life Insurance Co., Ltd. (separate)	₩	66,660,617	63,164,441	3,496,176	70,455,706	65,295,055	5,160,651
Shinhan Financial Plus Co., Ltd.		192,238	107,283	84,955	157,427	93,603	63,824
Shinhan Life Insurance Vietnam Co., Ltd.		128,225	6,801	121,424	122,210	465	121,745
Shinhan CubeOn Co., Ltd.		16,493	1,711	14,782	20,000	290	19,710
Miraeasset Maps Global Infra Private Special Asset Trust 2		11,498	35	11,463	40,004	375	39,629
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2		5,608	1	5,607	9,408	2	9,406
Shinhan AIM Credit Fund 3		141,022	161	140,861	128,445	151	128,294
Shinhan AIM Private fund of funds Trust 7-A		8,902	481	8,421	6,641	170	6,471
Shinhan AIM Private fund of funds Trust 6-B		29,597	526	29,071	4,964	201	4,763
Shinhan AIM Private fund of funds Trust 5		93,022	55	92,967	49,256	30	49,226
KB Global Private Real Estate Debt Fund 23		52,562	3	52,559	-	-	-
KB Global Private Real Estate Debt Fund 21		25,142	14	25,128	-	-	-
	₩	67,364,926	63,281,512	4,083,414	70,994,061	65,390,342	5,603,719

(*) The summarized financial information of the controlling company is before elimination of intra-group transactions.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

54. Investment in subsidiaries (continued)

(a) Summary of financial information of the subsidiaries (continued)

ii) The summarized income information of the controlling company and the Group's major subsidiaries for the years ended December 31, 2022 and 2021 is as follows:

		2022			2021		
Investees		**Operating Income**	**Net Income**	**Comprehensive Income**	**Operating Income**	**Net Income**	**Comprehensive Income**
Shinhan Life Insurance Co., Ltd. (separate)	₩	9,208,373	470,471	(1,653,681)	7,008,361	181,647	(162,392)
Shinhan Financial Plus Co., Ltd.		167,139	1,420	1,420	72,543	(9,770)	(9,770)
Shinhan Life Insurance Vietnam Co., Ltd.		12,747	(4,168)	(4,168)	4,033	843	843
Shinhan CubeOn Co., Ltd.		281	(4,847)	(4,928)	-	-	-
Miraeasset Maps Global Infra Private Special Asset Trust 2		31,113	3,889	3,889	12,076	9,960	9,960
Mirae Asset Maps US Frontier Private Real Estate Investment Trust 5-2		515	(4,330)	(4,330)	2,203	(3,401)	(3,401)
Shinhan AIM Credit Fund 3		14,824	14,332	18,687	16,591	16,290	19,157
Shinhan AIM Private fund of funds Trust 7-A		1,010	678	678	707	405	405
Shinhan AIM Private fund of funds Trust 6-B		2,289	895	96	163	(12)	395
Shinhan AIM Private fund of funds Trust 5		2,311	1,453	1,453	1,645	1,542	1,542
KB Global Private Real Estate Debt Fund 23		5,556	31	(112)	-	-	-
KB Global Private Real Estate Debt Fund 21		1,150	27	686	-	-	-
	₩	9,447,308	479,851	(1,640,310)	7,118,322	197,504	(143,261)

(*) The summarized financial information of the controlling company is before elimination of intra-group transactions.

(b) For the year ended December 31, 2022, KB Global Private Real Estate Debt Fund 23 and KB Global Private Real Estate Debt Fund 21 are newly included in the consolidated financial statements.

(c) For the year ended December 31, 2021, Shinhan Life Insurance Vietnam Co., Ltd., Shinhan CubeOn Co., Ltd., Shinhan AIM Private fund of funds Trust 6-B and Shinhan AIM Private fund of funds Trust 5 were newly included in the consolidated financial statements.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

55. Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

	Description
Assets-backed securitization	Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators' funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.
Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.
Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

i) The size of unconsolidated structured entities as of December 31, 2022 and 2021, are as follows:

		2022	**2021**
Total assets			
Assets-backed securitization	₩	123,384,747	123,908,964
Structured financing		54,697,642	46,161,537
Investment fund		102,217,245	99,995,375
	₩	280,299,634	270,065,876

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

55. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying values of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2022 and 2021, are as follows:

		Assets-backed securitization	Structured financing	Investment fund	Total
		2022			
Assets under consolidated financial statements:					
Loans at amortized cost	₩	30,000	2,428,628	-	2,458,628
Loans measured at fair value through profit or loss		177,766	28,187	5,622,031	5,827,984
Securities at fair value through other comprehensive income		691,329	3,648	-	694,977
Securities at amortized cost		2,811,395	-	-	2,811,395
	₩	3,710,490	2,460,463	5,622,031	11,792,984

		Assets-backed securitization	Structured financing	Investment fund	Total
		2021			
Assets under consolidated financial statements:					
Loans at amortized cost	₩	30,000	2,377,216	-	2,407,216
Loans measured at fair value through profit or loss		231,887	39,095	5,290,732	5,561,714
Securities at fair value through other comprehensive income		676,562	4,449	-	681,011
Securities at amortized cost		2,578,192	-	-	2,578,192
	₩	3,516,641	2,420,760	5,290,732	11,228,133

175

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

55. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2022 and 2021, are as follows:

		2022			
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets under consolidated financial statements:					
Assets held	₩	3,710,490	2,460,463	5,622,031	11,792,984
Unsettled credit facility		-	288,497	-	288,497
Contribution commitments		-	-	1,626,720	1,626,720
	₩	3,710,490	2,748,960	7,248,751	13,708,201

		2021			
		Assets-backed securitization	**Structured financing**	**Investment fund**	**Total**
Assets under consolidated financial statements:					
Assets held	₩	3,516,641	2,420,760	5,290,732	11,228,133
Unsettled credit facility		-	232,694	-	232,694
Contribution commitments		-	-	1,222,284	1,222,284
	₩	3,516,641	2,653,454	6,513,016	12,683,111

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

56. Information by sector

(a) The Group consists of two sectors (financial and non-financial). The financial sector is engaged in insurance and asset management, and the non-financial sector is engaged in insurance agency and brokerage.

(b) Information by sector for the years ended December 31, 2022 and 2021, are as follows:

	2022			
	Financing	**Non-financing**	**Consolidation adjustment(*)**	**Total**
Revenue	9,279,889	167,420	(34,645)	9,412,664
Operating expense	8,646,231	166,002	(15,368)	8,796,865
Other income (expense), net	633,658	1,418	(19,277)	615,799
Non-operating income	2,540	1,606	4,227	8,373
Non-operating expenses	24,368	513	1,055	25,936
Profit before income taxes	611,830	2,511	(16,105)	598,236
Income tax expense	128,552	5,938	153	134,643
Profit for the period ₩	483,278	(3,427)	(16,258)	463,593

(*) Consolidation adjustments include the elimination of internal transactions and unrealized gains and losses by reporting sector, and the amount of investment capital equivalent to investments in subsidiaries.

	2021			
	Financing	**Non-financing**	**Consolidation adjustment(*)**	**Total**
Revenue	7,045,779	72,543	(38,753)	7,079,569
Operating expense	6,748,117	81,909	(18,149)	6,811,877
Other income (expense), net	297,662	(9,366)	(20,604)	267,692
Non-operating income	8,664	5	200	8,869
Non-operating expenses	35,550	3	1,820	37,373
Profit before income taxes	270,776	(9,364)	(22,224)	239,188
Income tax expense	63,502	406	469	64,377
Profit for the period ₩	207,274	(9,770)	(22,693)	174,811

(*) Consolidation adjustments include the elimination of internal transactions and unrealized gains and losses by reporting sector, and the amount of investment capital equivalent to investments in subsidiaries.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

56. Information by sector (continued)

(c) The amount of the assets and liabilities of each sector as of December 31, 2022 and 2021, are as follows:

			2022		
		Financing	**Non-financing**	**Consolidation adjustment(*)**	**Total**
Asset:					
Cash and cash equivalents	₩	359,427	31,572	-	390,999
Deposits on demand		697,030	24,548	-	721,578
Securities		45,720,180	-	(366,990)	45,353,190
Investments in associates and joint ventures		265,493	-	(224,450)	41,043
Loans		8,612,410	-	-	8,612,410
Others		3,252,693	152,612	(19,567)	3,385,738
Separate account assets		8,248,962	-	-	8,248,962
	₩	67,156,195	208,732	(611,007)	66,753,920
Liabilities:					
Liabilities under insurance contracts		53,369,918	-	-	53,369,918
Policyholders' equity adjustment		(1,616)	-	-	(1,616)
Others		1,637,037	108,995	(10,345)	1,735,687
Separate account liabilities		8,167,178	-	-	8,167,178
	₩	63,172,517	108,995	(10,345)	63,271,167

(*) Consolidation adjustments include the elimination of internal transactions and unrealized gains and losses by reporting sector, and the amount of investment capital equivalent to investments in subsidiaries.

			2021		
		Financing	**Non-financing**	**Consolidation adjustment(*)**	**Total**
Asset:					
Cash and cash equivalents	₩	1,027,241	47,633	-	1,074,874
Deposits on demand		666,493	1,244	-	667,737
Securities		47,978,108	-	(234,947)	47,743,161
Investments in associates and joint ventures		212,311	-	(207,932)	4,379
Loans		8,610,367	1,039	-	8,611,406
Others		2,632,098	127,511	(15,626)	2,743,983
Separate account assets		9,690,015	-	-	9,690,015
	₩	70,816,633	177,427	(458,505)	70,535,555
Liabilities:					
Liabilities under insurance contracts		53,378,791	-	-	53,378,791
Policyholders' equity adjustment		4,350	-	(898)	3,452
Others		2,117,098	93,893	(234,017)	1,976,974
Separate account liabilities		10,023,775	-	-	10,023,775
	₩	65,524,014	93,893	(234,915)	65,382,992

(*) Consolidation adjustments include the elimination of internal transactions and unrealized gains and losses by reporting sector, and the amount of investment capital equivalent to investments in subsidiaries.

(d) As the Group mainly operates its business in Korea, transactions mostly incur within Korea, accordingly, information by geographical region is not calculated.

SHINHAN LIFE INSURANCE CO., LTD.
Notes to the Consolidated Financial Statements
December 31, 2022 and 2021
(In millions of won)

56. Information by sector (continued)

(e) There are no single retail customer who accounts for more than 10% of the Group's operating income for year ended December 31, 2022.

57. Significant uncertainties affecting operating environment

The extended uncertainty of global and local economy, such as inflation and increase in market interest rates, and the prolonged COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS 1109 *'Financial Instruments'* and the default rate at the end of 2022 was re-estimated and reflected in the measurement of expected credit loss allowance using the changed forward-looking information on GDP growth, private consumption growth and unemployment rate which are major variables for calculating the default rate. As of December 31, 2022, the economic environment has remained uncertain. Expected credit losses may change depending on the end of the COVID-19 and the pace of economic recovery. The Group will continue to monitor the impact of the uncertainty of global and local economy and COVID-19 on the economy.